As filed with the Securities and Exchange Commission on April 26, 2007.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

VMWARE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	7372	94-3292913
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3145 Porter Drive

Palo Alto, CA 94304

(650) 475-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rashmi Garde, Esq.

Vice President and General Counsel

VMware, Inc.

3145 Porter Drive

Palo Alto, CA 94304

(650) 475-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Margaret A. Brown, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800	Paul T. Dacier, Esq. EMC Corporation 176 South Street Hopkinton, Massachusetts 01748 (508) 435-1000	Allan G. Sperling, Esq. David C. Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A Common Stock, par value $0.01 per share	$100,000,000	$3,070

(1)	Includes shares of Class A common stock to be sold upon exercise of the underwriters’ over-allotment option, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2007

P R O S P E C T U S

                     Shares

VMware, Inc.

Class A Common Stock

$             per share

We are selling          shares of Class A common stock. We have granted the underwriters an option to purchase up to              additional shares of Class A common stock from us to cover over-allotments.

This is the initial public offering of our Class A common stock. We currently expect the initial public offering price of our Class A common stock to be between $             and $             per share. We expect to apply to list our Class A common stock on either the New York Stock Exchange or the NASDAQ Global Market under the symbol “            .”

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. EMC Corporation, or EMC, will own 32,500,000 shares of Class A common stock and all 300,000,000 shares of Class B common stock, representing approximately         % of our total outstanding shares of common stock and approximately         % of the combined voting power of our outstanding common stock upon completion of this offering. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock shall be entitled to 10 votes per share and the holders of Class A common stock shall be entitled to one vote per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time and will so convert immediately and automatically (and without any action on the part of the holder or us) on any transfer other than a transfer by EMC to a subsidiary or successor-in-interest or a distribution by EMC of its shares of Class B common stock to its stockholders in a distribution under Section 355 of the Internal Revenue Code of 1986, as amended.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to VMware	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2007.

Citi	JPMorgan	Lehman Brothers

Credit Suisse	Merrill Lynch & Co.	Deutsche Bank Securities

                    , 2007.

VMware Corporate Timeline

Business and Industry Milestones
VMware Founded
Company Launch at DEMO 1999
VMware Opens First International Office
IBM, Dell, Compaq and HP Join Partner Program
IBM and Fujitsu Siemens Become Distribution Partners & Resellers
HP, NEC and Unisys Become Distribution Partners & Resellers
EMC Acquires VMware
Dell Becomes a Distribution Partner and Reseller
First VMworld Conference (1,400 Attendees)
VMTN Launched
Second VMworld Conference (3,500 Attendees)
Sun Microsystems Becomes a Reseller Partner
Community Source Program Launched
Third VMworld Conference (6,700 Attendees)
Fujitsu and Hitachi Become Distribution Partners & Resellers
Virtual Appliance Marketplace Launched
VMware Signs 4,000th Reseller
Over 200 Technology Alliance Partners
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Workstation 1.0 Released
VMware Receives First Product Award
GSX Server 1.0 Released
ESX Server 1.0 Released
ESX Server 2.0 Released
VirtualCenter and VMotion™ Released
ACE 1.0 Released
DMTF Establishes Virtualization Standards Group
VMware Infrastructure 3 Released
21st VMware Patent Issued
Lab Manager Released
Intel and AMD Release Virtualization Hardware Assist
Workstation 6.0
VMware Receives 100th Product Award
Product and Technology Milestones

vmware®

VMware Corporate Timeline

Business and Industry Milestones

VMware Founded 1998

Company Launch at DEMO 1999 1999 Workstation 1.0 Released VMware Receives First Product Award

VMware Opens First International Office 2000

IBM, Dell, Compaq and HP Join Partner Program 2001 GSX Server 1.0 Released ESX Server 1.0 Released

IBM and Fujitsu Siemens Become Distribution Partners & Resellers 2002

HP, NEC and Unisys Become Distribution Partners & Resellers 2003

ESX Server 2.0 Released VIrtualCenter and VMotion™ Released

EMC Acquires VMware Dell Becomes a Distribution Partner and Reseller First VMworld Conference (1,400 Attendees) VMTN Launched 2004

Second VMworld Conference (3,500 Attendees) Sun Microsystems Becomes a Reseller Partner Community Source Program Launched 2005 ACE 1.0 Released DMTF Establishes VIrtualization Standards Group

Third VMworld Conference (6,700 Attendees) Fujitsu and Hitachi Become Distribution Partners & Resellers Virtual Appliance Marketplace Launched 2006 VMware Infrastructure 3 Released 21st VMware Patent Issued Lab Manager Released Intel and AMD Release Virtualization Hardware Assist

VMware Signs 4,000th Reseller Over 200 Technology Alliance Partners 2007 Workstation 6.0 VMware Receives 100th Product Award

Product and Technology Milestones

vmware®

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Through and including                     , 2007 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of this offering, but does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our Class A common stock discussed under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “VMware” refer to VMware, Inc. and its consolidated subsidiaries. Unless the context otherwise requires, the term “EMC” refers to our parent company, EMC Corporation, and its consolidated subsidiaries other than us. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

Our Business

We are the leading provider of virtualization solutions. Our virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. Our solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed, increasing hardware utilization and reducing spending. We believe that the market opportunity for our virtualization solutions is large and expanding, with 24.8 million x86 servers and 489.7 million business client PCs installed worldwide as of December 2006. Our customer base includes 100% of the Fortune 100 and over 84% of the Fortune 1,000. Our customer base for our server solutions has grown to include 20,000 organizations of all sizes across numerous industries. We believe our solutions deliver significant economic value for customers, and many have adopted our solutions as the strategic and architectural foundation for their future computing initiatives.

In the eight years since the introduction of our first virtualization platform, we have expanded our offering with virtual infrastructure automation products to address distributed and heterogeneous infrastructure challenges such as system recoverability and reliability, backup and recovery, resource provisioning and management, capacity and performance management and desktop security. We have also complemented our virtualization platforms with a suite of related virtual infrastructure management products. Our broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management.

We work closely with over 200 technology partners, including leading server, processor, storage, networking and software vendors. We have shared the economic opportunities surrounding virtualization with our partners by facilitating solution development through open application programming interfaces (APIs), formats and protocols and providing access to our source code and technology. The endorsement and support of our partners have further enhanced the awareness, reputation and adoption of our virtualization solutions.

We have developed a multi-channel distribution model to expand our presence and reach various segments of the market. We derive a significant majority of our revenues from our large indirect sales channel of more than 4,000 channel partners that include distributors, resellers, x86 system vendors and systems integrators. We believe that our partners benefit greatly from the sale of our solutions through additional services, software and hardware sales opportunities. We have trained a large number of partners and end users to deploy and leverage our solutions.

We have achieved strong financial performance to date, as demonstrated by our revenue growth. Our total revenues were $703.9 million in 2006 and $387.1 million in 2005, representing an increase of 82% in 2006. Software license revenues were $491.9 million in 2006 and $287.0 million in 2005, representing an increase of 71% in 2006.

Industry Background

The introduction of x86 servers in the 1980s provided a low-cost alternative to mainframe and proprietary UNIX systems. The broad adoption of Windows and the emergence of Linux as server operating systems in the 1990s established x86 servers as the industry standard. The growth in x86 server and desktop deployments has introduced new operational risks and IT infrastructure challenges. These challenges include:

•

Low Infrastructure Utilization.    Typical x86 server deployments achieve an average utilization of only 10% to 15% of total capacity, according to International Data Corporation (IDC), a market research firm. Organizations typically run one application per server to avoid the risk of vulnerabilities in one application affecting the availability of another application on the same server. This “one application to one server” approach, combined with the relative inefficiency of most x86-based server applications, has resulted in significant under-utilization of x86-based server resources.

•

Increasing Physical Infrastructure Costs.    The operational costs to support growing physical infrastructure have steadily increased. Most computing infrastructure must remain operational at all times, resulting in power consumption, cooling and facilities costs that do not vary with utilization levels. In some cases, the lack of adequate power supply represents the limiting factor to an organization’s ability to deploy new applications and servers.

•

Increasing IT Management Costs.    As computing environments become more complex, the level of specialized education and experience required for infrastructure management personnel and the associated costs of such personnel have increased. Organizations spend disproportionate time and resources on manual tasks associated with server maintenance, and thus require more personnel to complete these tasks. Furthermore, automation of operational processes is inherently difficult given the complexity and heterogeneity of the environments.

•

Insufficient Failover and Disaster Protection.    Organizations are increasingly affected by the downtime of critical server applications and inaccessibility of critical end user desktops. The threat of security attacks, natural disasters, health pandemics and terrorism has elevated the importance of business continuity planning for both desktops and servers.

•

Desktop Management and Security.    Managing and securing enterprise desktops present numerous challenges. Controlling a distributed desktop environment and enforcing management, access and security policies without impairing users’ ability to work effectively is complex and expensive. Numerous patches and upgrades must be continually applied to desktop environments to eliminate security vulnerabilities.

Virtualization was first introduced in the 1970s to enable multiple business applications to share and fully harness the centralized computing capacity of mainframe systems. Virtualization was effectively abandoned during the 1980s and 1990s when client-server applications and inexpensive x86 servers and desktops established the model of distributed computing. Rather than sharing resources centrally in the mainframe model, organizations used the low cost of distributed systems to build up islands of computing capacity, providing some benefits but also introducing new challenges. In 1999, VMware introduced virtualization to x86 systems as a means to efficiently address many of these challenges and to transform x86 systems into general purpose, shared hardware infrastructure that offers full isolation, mobility and operating system choice for application environments.

We believe that the addressable market opportunity for our virtualization solutions is large and expanding. IDC estimates that less than one million of the 24.8 million x86 servers and less than five million of the 489.7 million business client PCs deployed worldwide are running virtualization software. We believe industry trends towards more powerful yet under-utilized multi-core servers and the increasing complexity of managing desktop environments will further accelerate the widespread adoption of virtualization for both server and desktop deployments.

Our Solution

Our virtualization solutions run on industry-standard servers and desktops and support a wide range of operating system and application environments, as well as networking and storage infrastructure. We have designed our solutions to function independently of the hardware and operating system to provide customers with a broad platform choice. Our solutions provide a key integration point for hardware and infrastructure management vendors to deliver differentiated value that can be applied uniformly across all application and operating system environments. Key benefits to our virtualization solutions include:

•

Server Consolidation and Infrastructure Optimization.    Our solutions enable organizations to achieve significantly higher resource utilization by pooling common infrastructure resources and breaking the legacy “one application to one server” model.

•

Physical Infrastructure Cost Reduction.    Through server consolidation and containment, our solutions reduce the required number of servers and other related infrastructure overhead. Organizations are able to significantly decrease physical infrastructure costs through reduced data center space, power and cooling requirements.

•

Improved Operational Flexibility and Responsiveness.    We offer a set of automation and management solutions that reduce the amount of time IT professionals must spend on largely reactive tasks, such as provisioning, configuration, monitoring and maintenance. Additionally, as the need for physical infrastructure decreases, so does the need for the highly-specialized personnel required to manage and maintain such environments.

•

Increased Application Availability and Improved Business Continuity.    Our solutions enable organizations to reduce both planned and unplanned downtime in their computing environments by allowing them to securely migrate entire virtual environments to separate servers or even data center locations without user interruption.

•

Improved Desktop Manageability and Security.    Our desktop virtualization solutions allow IT organizations to efficiently control and secure desktop environments to end users regardless of their location, desktop hardware, operating system or business application access needs.

Our Competitive Strengths

We believe that the following competitive strengths position us well to maintain and extend our leadership in virtualization solutions.

•

Leading Technology and Market Position.    Our virtualization solutions are the most widely deployed on the market and have been in use since 1999. Our flagship desktop product, VMware Workstation, is in its sixth generation, and our flagship server product suite, VMware Infrastructure, is in its third generation. We believe that our commitment to virtualization innovation, combined with our industry-leading market position, creates strong brand recognition and preference among current and prospective customers, technology partners and resellers and accelerates the adoption of our solutions.

•

Broad Product Portfolio.    We offer a broad virtualization product suite that addresses an organization’s virtualization needs from the data center to the desktop. We offer 16 virtualization-based products across three product categories. Our robust virtual infrastructure automation and management solutions augment our virtualization platforms, providing us with a substantial advantage over competitors that offer discrete, point virtualization products.

•

Platform Neutrality and Open Standards.    Our virtualization software enables our customers to create and manage a heterogeneous environment of operating systems, underlying x86 hardware and associated networking and storage infrastructure. We provide our partners access to our source code to facilitate their development of interoperable and differentiated products. We also make our APIs, formats and protocols available for use by our partners and for inclusion in virtualization industry standards.

•

Large Installed Base of Customers.    We have a large installed customer base of more than 20,000 organizations using our server solutions. We believe that our customers view us as a key strategic solutions provider. Many customers have implemented a policy to standardize and run all their new applications on our solutions, presenting us with significant opportunities to expand our footprint within these organizations as they grow their IT infrastructure.

•

Strong Partner Network.    We have developed an extensive network of partners that continues to expand as interest in and adoption of our technology grow. We believe the deployment of our virtualization solutions creates significant product and services revenue opportunities for our partners. These opportunities provide strong incentives for our partners to collaborate with us to drive further adoption of our technology.

•

Robust Global Support Operations and Services.    We offer a full range of 24x7 support offerings for both customers and partners, ranging from incident-level to business-critical service, backed by our industry-leading expertise in virtualization solutions. We have nearly a decade of experience installing, integrating and supporting our broad virtualization solutions in various production environments for businesses of all sizes. We implement a “follow the sun” approach to deliver continuous customer support through our locations on three continents.

Our Growth Strategy

Our objective is to extend our market leadership in virtualization solutions. To accomplish this objective, we intend to:

•

Broaden our Product Portfolio.    We continue to innovate and develop new server and desktop solutions and offer additional services that enhance the value of our current offerings. For example, the introduction of our VMware Infrastructure 3 product suite in 2006 expanded our offerings to include new capabilities in high availability, resource management and backup and recovery. We may also pursue the acquisition of companies with complementary products and technologies that we believe will enhance our suite of offerings.

•

Promote Operating System and Hardware Neutrality.    We have designed and plan to maintain our core virtualization platforms as an operating system-independent extension of x86 hardware. Our virtualization solutions extend beyond server virtualization to enable a next-generation, operating system-agnostic, distributed computing infrastructure with significant scalability, reliability, security, availability and flexibility.

•

Expand our Network of Technology and Distribution Partners.    We intend to expand our network of technology and distribution partners, and increase the value that our solutions provide to the hardware and software solutions of our partners. We will continue to collaborate with, and create additional revenue opportunities for, our partners to encourage their efforts to drive adoption and sales of our virtualization solutions.

•

Increase Sales to Existing Customers and Pursue New Customers.    We believe we have a significant opportunity to increase our sales to existing customers by targeting additional business units, pursuing upgrades and broad enterprise deployments, and enhancing the functionality of our existing solutions. We will continue to aggressively pursue new customers globally by expanding our direct and indirect sales channels and our services offerings to complement our virtualization solutions.

•

Increase Market Awareness and Drive Adoption of Virtualization.    We offer free entry-level solutions that allow customers to evaluate the benefits of our virtualization technology and subsequently purchase advanced versions of our solutions. Our free software offerings, together with more than 400 third-party applications distributed in virtual appliances, provide an entry point for potential customers that can lead to additional product sales and broad adoption of our technology. “Virtual appliances” represent a new approach for packaging, distributing and deploying software applications along with the operating system as containers that run on our virtualization platform products. We also host our annual VMworld industry conference to increase global awareness of virtualization solutions.

Risks that We Face

Our business is subject to many material risks and challenges that we describe in “Risk Factors” and elsewhere in this prospectus. If any of these risks materialize or we are unable to overcome these challenges, we may fail to achieve our strategic goals, and our business, financial condition or results of operations could suffer. Our key risks and challenges include the following:

•	the virtualization products and services we sell are based on an emerging technology and the potential market for our products remains uncertain;

•	we expect to face increasing competition that could have a material adverse effect on our business, operating results and financial condition;

•

if operating system and hardware vendors do not cooperate with us or we are unable to obtain early access to their new products, or access to certain information about their new products to ensure that our solutions interoperate with those products, our product development efforts may be delayed or foreclosed;

•

we rely on distributors, resellers, x86 systems vendors and systems integrators to sell our products, and our failure to develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could adversely affect our business;

•	we are dependent on our existing management and key developers, and the loss of key personnel may prevent us from implementing our business plan in a timely manner;

•	because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth;

•	if we fail to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights;

•	if we fail to manage future growth effectively, our business would be harmed;

•	as long as EMC controls us, your ability to influence matters requiring stockholder approval will be limited;

•	our ability to build and maintain strategic partnerships may be affected by EMC’s substantial ownership interest in us; and

•	our business and that of EMC overlap and our relationship with EMC may affect our ability to compete effectively.

Our Relationship with EMC

We were acquired by EMC in January 2004, and prior to this offering we were operated as a wholly owned subsidiary of EMC. As a result, in the ordinary course of our business, we have received various services provided by EMC, including tax, accounting, treasury, legal and human resources services. EMC has also provided us with the services of a number of its executives and employees prior to this offering and will continue to do so after this offering.

EMC Will Be Our Controlling Stockholder.    Immediately following this offering, EMC, which will hold         % of our Class A common stock and 100% of our Class B common stock, will own approximately         % of our outstanding common stock and         % of the combined voting power of our outstanding common stock (approximately         % of our outstanding common stock and         % of the combined voting power of our outstanding common stock if the underwriters exercise in full their over-allotment option). As a result, EMC will continue to control us following the completion of this offering, and will be able to exercise control over all matters requiring stockholder approval, including the election of our directors and approval of significant corporate transactions. In addition, EMC’s controlling interest may discourage a change of control that the other holders of our Class A common stock may favor.

EMC is not subject to any contractual obligation to retain any of its Class A or Class B common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of the representatives of the underwriters, as described in “Underwriting.”

Agreements Between EMC and Us.    We will enter into several agreements with EMC prior to the completion of this offering, including a master transaction agreement, a shared services agreement, a new tax sharing agreement, an intellectual property agreement, an employee benefits agreement and a lease and purchase agreement.

The master transaction agreement covers matters relating to our transition to becoming a public company, the conduct of this offering and future transactions and the relationship between EMC and us subsequent to this offering. Under the shared services agreement, EMC will provide us with administrative services, including tax, accounting, treasury, legal and human resources services. The new tax sharing agreement provides for certain U.S. income tax allocations of liabilities and other agreements between us and EMC. Under the intellectual property agreement, we will provide EMC with certain intellectual property rights and EMC will provide us with certain intellectual property rights following the offering. The lease and purchase agreement will govern the use of space we share, and will continue to share, with EMC in the United States and abroad. The lease and purchase agreement will also govern our purchase of our new headquarter facilities from EMC.

The terms of these agreements have been determined by EMC in preparation for this offering and may be more or less favorable than those that we could have negotiated with unaffiliated third parties. For a description of these agreements and the other agreements that we will enter into with EMC, read “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation.”

In addition to the above agreements that govern our future relationship with EMC, we and EMC may also enter into agreements pursuant to which we and EMC would continue to be customers for each other’s products and services.

Corporate Facts

We were incorporated in Delaware in 1998 and have operated, in large part, as an independent entity since our inception. Since our acquisition by EMC in January 2004, we have been a wholly owned subsidiary of EMC. Our headquarters are located at 3145 Porter Drive, Palo Alto, California 94304 and our phone number is (650) 475-5000. Our website is www.vmware.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus.

VMware is our registered trademark. The VMware logo is our trademark. This prospectus also includes tradenames, trademarks and service marks of other companies and organizations. Throughout this prospectus, references to “desktops” refer to various common types of personal computers, including desktops, laptops, and notebooks among others, and references to “business client PCs” refer to desktops used by business users.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares, including 32,500,000 shares currently held by EMC(1)

Class B common stock to be outstanding after this offering	300,000,000 shares, all of which are held by EMC(1)

Total common stock to be outstanding after this offering	shares

Voting rights

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock are entitled to 10 votes per share, and the holders of Class A common stock are entitled to one vote per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time. See “Description of Capital Stock.”

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million ($            million if the underwriters exercise in full their over-allotment option), based on the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus). We intend to use these net proceeds to repay approximately $             of intercompany indebtedness owed to EMC incurred to fund a dividend to EMC, to purchase from EMC our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $             as of                 , 2007, and for working capital and other general corporate purposes, including to finance our growth, develop new products, fund capital expenditures and potential acquisitions. See “Use of Proceeds.”

Listing	We expect to apply to list our Class A common stock on either the New York Stock Exchange or the NASDAQ Global Market.

Proposed symbol	“ ”

(1)	EMC’s ownership of our Class A and Class B common stock will represent approximately % of our total outstanding shares of common stock and % of the combined voting power of our outstanding common stock following this offering.

In connection with the offering, we are conducting a voluntary exchange offer pursuant to which we are offering our eligible employees the ability to exchange their existing EMC options and restricted stock awards for options to purchase our Class A common stock and restricted stock awards of our Class A Common stock, respectively, at an exchange ratio based upon EMC’s two-day weighted average trading price prior to the consummation of this offering and the initial public offering price of our Class A common stock. In this prospectus, we refer to this voluntary exchange offer as the “exchange offer.”

Unless otherwise stated, the number of shares of Class A and Class B common stock outstanding immediately after this offering is based upon the offering of              shares of Class A common stock pursuant to this offering and 32,500,000 shares of Class A common stock and 300,000,000 shares of Class B common stock outstanding immediately prior to this offering and excludes:

•

             shares of Class A common stock reserved for issuance under our 2007 Equity and Incentive Plan, including any shares of Class A common stock issuable upon the exercise of stock option awards to be granted upon the pricing of this offering; and

•	shares of Class A common stock issuable either upon the exercise of stock option awards or as restricted stock awards, in each case that will be granted pursuant to the terms of the exchange offer.

Assuming that:

•

all employees eligible to take part in the exchange offer tender their existing EMC options and restricted stock awards in exchange for options to purchase our Class A common stock and restricted stock awards of our Class A common stock, respectively;

•	EMC’s weighted average stock price, as calculated pursuant to the terms of the exchange offer, is equal to EMC’s closing price of $ as of , 2007; and

•	the initial public offering price for shares of our Class A common stock is $ (the midpoint of the range set forth on the cover page of this prospectus),

then              shares of Class A common stock will be issuable upon the exercise of stock options granted pursuant to the exchange offer (with a weighted-average strike price of $            ) and              shares of Class A common stock will be subject to restricted stock awards granted pursuant to the exchange offer.

If EMC’s weighted average stock price as calculated pursuant to the terms of the exchange offer is $1.00 greater and the other assumptions set forth above remain the same, then              more shares of Class A common stock will be issuable upon the exercise of stock options granted in the exchange offer and              more shares of Class A common stock will be subject to restricted stock awards granted in the exchange offer. If EMC’s weighted average stock price as calculated pursuant to the terms of the exchange offer is $1.00 less and the other assumptions set forth above remain the same, then              fewer shares of Class A common stock will be issuable upon the exercise of stock options granted in the exchange offer and              fewer shares of Class A common stock will be subject to restricted stock awards granted in the exchange offer.

If the initial public offering price for shares of our Class A common stock is $1.00 greater and the other assumptions set forth above remain the same, then              fewer shares of Class A common stock will be issuable upon the exercise of stock options granted in the exchange offer and              fewer shares of Class A common stock will be subject to restricted stock awards granted in the exchange offer. If the initial public offering price for shares of our Class A common stock is $1.00 less and the other assumptions set forth above remain the same, then              more shares of Class A common stock will be issuable upon the exercise of stock options granted in the exchange offer and              more shares of Class A common stock will be subject to restricted stock awards granted in the exchange offer.

Unless otherwise stated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The data for the years ended December 31, 2006 and 2005 and the period from January 9, 2004 to December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. On January 8, 2004, all of our capital stock was purchased by EMC. The acquisition was accounted for as a purchase; accordingly, our assets and liabilities were adjusted to their fair market values. Prior to the acquisition by EMC, our fiscal year ended on January 31. In connection with the acquisition, our fiscal year end was changed to December 31 to conform to EMC’s year end. The data for the fiscal year ended January 31, 2003 was derived from the audited consolidated financial statements of our predecessor, which are not included in this prospectus. The data for the period from February 1, 2003 to January 8, 2004 was derived from the unaudited consolidated financial statements of our predecessor, which are not included in this prospectus. As a result of our acquisition by EMC and the resulting change in basis, the results of operations and financial position of our predecessor are not comparable with our results of operations and financial position following our acquisition by EMC.

Our consolidated financial statements include allocations of certain corporate functions provided to us by EMC, including general corporate expenses. These allocations were made based on estimates of effort or resources incurred on our behalf and which are considered reasonable by management. Additionally, certain other costs incurred by EMC for our direct benefit, such as rent, salaries and benefits have been included in our financial statements.

The financial statements included in this prospectus may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Successor Company			Predecessor Company
	Years Ended December 31,		Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004 (unaudited)	Year Ended January 31, 2003
	2006(1)	2005
	(in thousands, except per share amounts)			(in thousands)
Summary of Operations:
Revenues:
License(2)	$491,902	$287,006	$178,873	$61,980	$31,216
Services(2)	212,002	100,068	39,883	12,220	—

Total revenues	703,904	387,074	218,756	74,200	31,216

Costs of revenues:
Cost of license revenues(2)(3)	59,202	40,340	32,811	3,449	5,596
Cost of services revenues(2)(4)	64,180	24,852	12,625	4,770	—

	123,382	65,192	45,436	8,219	5,596

Gross profit	580,522	321,882	173,320	65,981	25,620

Operating expenses:
Research and development(5)(6)	148,254	72,561	43,900	25,382	15,788
Sales and marketing(7)	238,327	124,964	59,976	23,028	12,457
General and administrative(8)	69,602	30,762	19,037	11,539	4,168
In-process research and development	3,700	—	15,200	—	—

Operating income (loss)	120,639	93,595	35,207	6,032	(6,793)
Investment income	3,271	3,077	53	463	554
Other expense, net	(1,363)	(1,332)	(110)	(27)	—

Income (loss) before taxes	122,547	95,340	35,150	6,468	(6,239)
Income tax provision	36,832	28,565	18,369	1,848	145

Income (loss) before cumulative effect of change in accounting principle	85,715	66,775	16,781	4,620	(6,384)
Cumulative effect of a change in accounting principle (net of tax)	1,235	—	—	—	—

Net income (loss)	$86,950	$66,775	$16,781	$4,620	$(6,384)

Net income per weighted average share, basic and diluted	$0.26	$0.20	$0.05	N/A	N/A
Weighted average shares, basic and diluted	332,500	332,500	332,500	N/A	N/A
Pro forma basic and diluted earnings per share(9)
Pro forma weighted average shares, basic and diluted

	As of December 31, 2006
	Actual(1)	Pro Forma As Adjusted(10)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$176,134	$
Working capital (deficiency)	(59,840)
Total assets	1,145,950
Total stockholders’ equity (deficit)(11)	(230,812)

(1)	In June 2006, we acquired all of the outstanding shares of Akimbi Systems, Inc. See Note B to the consolidated financial statements included elsewhere in this prospectus.

(2)	The Company did not separate its revenues or cost of revenues between license and services for the year ended January 31, 2003. For purposes of this presentation, the total revenues and total cost of revenues for such period have been presented as license revenues and cost of license revenues, respectively.

(3)	Includes stock-based compensation of $99, $0, $0, $0 and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes acquisition-related intangible amortization of $21,840, $23,357, $25,487, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes capitalized software development cost amortization of $22,299, $6,159, $1,317, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(4)	Includes stock-based compensation of $2,384, $1,299, $1,061, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(5)	Includes stock-based compensation of $26,342, $18,201, $10,292, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(6)	VMware capitalized $43,012, $25,103, $8,155, $0, and $0 of software development costs for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(7)	Includes stock-based compensation of $12,020, $5,341, $4,672, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes acquisition-related intangible amortization of $2,188, $1,785, $0, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(8)	Includes stock-based compensation of $10,381, $5,775, $3,518, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes acquisition-related intangible amortization of $1,494, $1,000, $773, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(9)	Unaudited pro forma per share data gives effect, in the weighted average shares used in the calculation, to the additional shares, which, when multiplied by the assumed offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), and after giving effect to a pro rata allocation of offering costs, would have been required to be issued to generate proceeds sufficient to pay the portion of the $800,000 dividend declared in April 2007 (see Note M to the consolidated financial statements included elsewhere in this prospectus) that exceeded the most recent year’s net earnings.

(10)	The pro forma as adjusted balance sheet data gives effect to (i) the issuance and sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), (ii) the repayment of $ of principal amount of the $800,000 intercompany note we incurred to fund a dividend to EMC, (iii) the purchase from EMC of our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $ as of , 2007, and (iv) the deduction of estimated underwriting discounts and offering expenses payable by us.

(11)	The stockholders’ equity (deficit) as of December 31, 2006 gives retroactive effect to the $800,000 dividend paid to EMC in the form of a note in April 2007. See Note M to the financial statements.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our Class A common stock could decline and you might lose all or part of your investment in our Class A common stock. You should also refer to the other information set forth in this prospectus, including “Forward-Looking Statements” and our consolidated financial statements and the related notes.

Risks Related to Our Business

The virtualization products and services we sell are based on an emerging technology and the potential market for our products remains uncertain.

The virtualization products and services we develop and sell are based on an emerging technology platform and our success depends on organizations and customers perceiving technological and operational benefits and cost savings associated with adopting virtualization solutions. Our relatively limited operating history and the relatively limited extent to which virtualization solutions have been currently adopted may make it difficult to evaluate our business because the potential market for our products remains uncertain. To the extent that the virtualization market develops more slowly or less comprehensively than we expect, our revenue growth rates may slow materially and our business and financial condition may be adversely affected.

We expect to face increasing competition that could have a material adverse effect on our business, operating results and financial condition.

The market for our products is competitive and we expect competition to significantly intensify in the future. For example, Microsoft currently provides products that compete with some of our entry-level offerings and has announced its intention to provide products that will compete with some of our enterprise-class products in the future. We also face competition from other companies, including several recent market entrants. Existing and future competitors may introduce products in the same markets we serve or intend to serve, and competing products may have better performance, lower prices, better functionality and broader acceptance than our products. Many of our current or potential competitors also have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. This competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our profit margins, and could harm our ability to increase, or cause us to lose, market share. Increased competition also may prevent us from entering into or renewing service contracts on terms similar to those that we currently offer.

Some of our competitors and potential competitors supply a wide variety of products to, and have well-established relationships with, our current and prospective end users. Some of these competitors have in the past and may in the future take advantage of their existing relationships to engage in business practices that make our products less attractive to our end users. For example, Microsoft has recently implemented distribution arrangements with x86 system vendors and independent software vendors, or ISVs, related to certain of their operating systems that only permit the use of Microsoft’s virtualization format and do not allow the use of our corresponding format. Microsoft has also recently implemented pricing policies that require customers to pay additional license fees based on certain uses of virtualization technology. These distribution and licensing restrictions, as well as other business practices that may be adopted in the future by our competitors, could materially impact our prospects regardless of the merits of our products. In addition, competitors with existing relationships with our current or prospective end users could in the future integrate competitive capabilities into their existing products and make them available without additional charge.

We also face potential competition from our partners. For example, third parties currently selling our products could build and market their own competing products and services or market competing products and services of third parties. If we are unable to compete effectively, our growth and our ability to sell products at profitable margins could be materially and adversely affected.

Industry alliances or consolidation may result in increased competition.

Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive virtualization solution than they individually had offered. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in the evolving virtualization infrastructure industry. Many of the companies driving this trend have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible combinations may create more compelling product offerings and be able to offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. These pressures could have a material adverse effect on our business, operating results and financial condition.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, which we believe generally reflects customer buying patterns for enterprise technology. As a result, our quarterly operating results are difficult to predict even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition, factors that may affect our operating results include, among others:

•	fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;

•	changes in customers’ budgets for information technology purchases and in the timing of their purchasing decisions;

•	the timing of recognizing revenue in any given quarter as a result of software revenue recognition policies;

•	the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer demand, certification requirements and technical requirements;

•	the timing of the announcement or release of products or upgrades by us or by our competitors;

•	our ability to implement scalable internal systems for reporting, order processing, license fulfillment, product delivery, purchasing, billing and general accounting, among other functions;

•	our ability to control costs, including our operating expenses;

•	our ability to attract and retain highly skilled employees, particularly those with relevant experience in software development and sales; and

•	general economic conditions in our domestic and international markets.

If operating system and hardware vendors do not cooperate with us or we are unable to obtain early access to their new products, or access to certain information about their new products to ensure that our solutions interoperate with those products, our product development efforts may be delayed or foreclosed.

Our products interoperate with Windows, Linux and other operating systems and the hardware devices of numerous manufacturers. Developing products that interoperate properly requires substantial partnering, capital investment and employee resources, as well as the cooperation of the vendors or developers of the operating systems and hardware. Operating system and hardware vendors may not provide us with early access to their technology and products, assist us in these development efforts or share with or sell to us any APIs, formats, or protocols we may need. If they do not provide us with the necessary early access, assistance or proprietary technology on a timely basis, we may experience product development delays or be unable to expand our products into other areas. To the extent that software or hardware vendors develop products that compete with ours or those of EMC, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary APIs, protocols or formats or engage in practices to actively limit the functionality, or compatibility, and certification of our products. In addition, hardware or operating system vendors may fail to certify or support or continue to certify or support, our products for their systems. If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and our business and results of operations may be adversely affected.

We rely on distributors, resellers, x86 system vendors and systems integrators to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could adversely affect our business.

Our future success is highly dependent upon maintaining and increasing the number of our relationships with distributors, resellers, x86 system vendors and systems integrators. By relying on distributors, resellers, x86 system vendors and systems integrators, we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements, estimate end user demand and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in the use of our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to expand and improve our processes and procedures that support our channel, including our investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We generally do not have long-term contracts or minimum purchase commitments with our distributors, resellers, x86 system vendors and systems integrators, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor products of our competitors or to prevent or reduce sales of our products. Our channel partners and x86 system vendors may choose not to offer our products exclusively or at all. Our failure to maintain and increase the number of relationships with channel partners would likely materially adversely affect our business, operating results and financial condition. One distributor, Ingram Micro, accounted for 29% of our revenues in 2006, the loss of which could have a short-term negative impact on our results of operations.

We are dependent on our existing management and key developers, and the loss of key personnel may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our existing management. We are also substantially dependent on the continued service of our key development personnel for product innovation. We generally do not have employment or non-compete agreements with any of our existing management or development personnel and, therefore, they could terminate their employment with us at any time without penalty and could pursue employment opportunities with any of our competitors. The loss of key employees could seriously harm our business.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock options, restricted stock grants or other equity-based compensation they are to receive in connection with their employment. A decline in the value of our stock after this offering could adversely affect our ability to attract or retain key employees. Under our certificate of incorporation and the master transaction agreement, our determination of the aggregate size of our annual equity award pool will be subject to the prior affirmative authorization of EMC, which could limit the level of equity-based compensation we have available to target potential and retain existing employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely on “click-wrap” and “shrink-wrap” licenses in some instances.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition, and there is no guarantee that we would be successful. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than do we. In addition, our attempts to protect our proprietary technology and intellectual property rights may be further limited due to the fact that employees such as ours are highly sought after and may leave our employ with significant knowledge of our proprietary information. Consequently, others may develop technologies that are similar or superior to our technology or design around our intellectual property.

We provide access to our hypervisor and other selected source code to partners, which creates additional risk that could harm our business.

Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We seek to protect the source code, design code, documentation and other written materials for our software, under trade secret and copyright laws. However, we have chosen to provide access to our hypervisor and other selected source code to more than 35 of our partners for co-development, as well as for open APIs, formats and protocols. Though we generally control access to our source code and other intellectual property, and enter into confidentiality or license agreements with such partners, as well as with our employees and consultants, our safeguards may be insufficient to protect our rights to our technology. Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our products or technology infringe their proprietary rights. This risk may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims could require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties in connection with the use of our products. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or channel partners, which could have a material adverse effect on our business, operating results and financial condition.

Our use of “open source” software could negatively affect our business and subject us to possible litigation.

A significant portion of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, “Apache-style” licenses, “Berkeley Software Distribution,” “BSD-style” licenses and other open source licenses. We monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use such that we have not triggered any such conditions, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies. For example, we may be subjected to certain conditions, including requirements that we offer our products that use the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. If our defenses were not successful, we could be subject to significant damages, enjoined from the distribution of our products that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months, and may last a year or longer. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Developing our products is expensive. Our investment in research and development may not result in marketable products or may result in products that take longer to generate revenues, or generate less revenues, than we anticipate. Our research and development expenses were $148.3 million, or 21.1% of our total revenues in 2006, and $72.6 million, or 18.7% of our total revenues in 2005. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

We may not be able to respond to rapid technological changes with new solutions and services offerings, which could have a material adverse effect on our sales and profitability.

The markets for our software solutions are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of third-party solutions embodying new technologies and the emergence of new industry standards could make our existing and future software solutions obsolete and unmarketable. In addition, when new or updated versions of other vendors’ operating systems and hardware devices with which our products interoperate are introduced, it is often necessary for us to develop updated versions of our products so that they interoperate properly with these systems and devices. It is also desirable for us to certify our products with these systems and devices. We may not accomplish these development and certification efforts quickly or cost-effectively or at all, and there is no assurance that any such new offerings would be accepted in the marketplace. For some operating systems, we may be required in the future to obtain proprietary APIs, formats and protocols from the owner in order to develop products that interoperate with such operating systems. Significant reductions in server-related costs or the rise of more efficient infrastructure management software could also affect demand for our software solutions. As a result, we may not be able to accurately predict the lifecycle of our software solutions, and they may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the virtualization software market could be materially adversely affected.

To be successful, we need to develop and introduce new software solutions and services on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers. We may fail to develop, certify and market software solutions and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these solutions and services or fail to develop solutions and services that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop, certify and market such solutions and services on a timely basis, or at all, could have a material adverse effect on our sales and profitability.

Our ability to sell our products is dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our sales and results of operations.

Once our products are integrated within our customers’ hardware and software systems, our customers may depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners, who are the principal source of support to our end users, do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell our products to existing customers would be adversely affected, and our reputation with potential customers could be harmed. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to maintain high-quality support and services, or to adequately assist our channel partners in providing high-quality support and services, could have a material adverse effect on our business, operating results and financial condition.

Adverse economic conditions or reduced information technology spending may adversely impact our business.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. The market we serve is emerging and the purchase of our products involves material changes to established purchasing patterns and policies. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our products and services and reducing unit sales.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may seek to acquire other businesses, products or technologies. However, we may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or may be viewed negatively by customers, financial markets or investors. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition. We have limited historical experience with the integration of acquired companies. There can be no assurance that we will be able to manage the integration of acquired businesses effectively or be able to retain and motivate key personnel from these businesses. Any difficulties we encounter in the integration process could have a material adverse effect on our business, financial condition and results of operations.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

In 2006, we derived approximately 44% of our revenue from customers outside the United States. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	difficulties in delivering support, training and documentation in certain foreign markets;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk;

•	reduced protection for intellectual property rights, including reduced protection from software piracy in some countries; and

•	difficulties in maintaining appropriate controls relating to revenue recognition practices.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Our products are highly technical and may contain errors, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, have contained and may contain errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our independent registered public accounting firm identified a material weakness in the design and operation of our internal controls as of December 31, 2006, which, if not remedied, could result in material misstatements in our financial statements in future periods.

Our independent registered public accounting firm reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2006 related to the capitalization of software development costs. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness resulted from a lack of adequate internal controls to ensure the timely identification and accumulation of costs once a project reaches technological feasibility under applicable accounting standards. The consolidated financial statements included in this prospectus reflect adjustments to properly state our capitalized software development costs for the periods included therein. Our independent registered public accounting firm was not, however, engaged to audit the effectiveness of our internal control over financial reporting. If such an evaluation had been performed, or when we are required to perform such an evaluation, additional material weaknesses may have been or may be identified.

Under Section 404 of the Sarbanes-Oxley Act of 2002 and the current rules of the Securities and Exchange Commission, or SEC, our management and auditors will be required to evaluate and report on the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2008. We believe we have a plan in place to remediate the material weakness by implementing additional formal policies, procedures and processes, hiring additional accounting personnel and increasing management review and oversight over the financial statement close process. If our remediation is insufficient to address the material weakness, or if additional material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and the price of our common stock may decline.

If we fail to implement an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

We are preparing for compliance with Section 404 by addressing the existing material weakness in our internal controls and by strengthening, assessing and testing our system of internal controls. In particular, we believe we will need to increase the number of our accounting personnel and improve our processes and systems to ensure timely and accurate reporting of our financial results in accordance with reporting obligations as a stand-alone public company following this offering. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will remediate the existing material weakness or implement adequate control over our financial processes and reporting. In addition, we have identified certain processes that need to be automated in order to ensure that we have effective internal control over financial reporting. If we are not able to automate these processes in a timely fashion, we will not be able to ensure compliance. Furthermore, if we rapidly grow our business, our internal controls will become more complex and we will require significantly more resources to ensure our internal controls overall remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover additional material weaknesses, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the exchange on which we decide to list and the inability of registered broker-dealers to make a market in our common stock, which could further reduce our stock price.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting and operational systems and procedures. If we do not effectively manage our growth, our business, operating results and financial condition would be adversely affected.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems, such as computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism or war could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the SEC and various other bodies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the interpretation of our current practices may adversely affect our reported financial results or the way we conduct our business.

Risks Related to Our Relationship with EMC

As long as EMC controls us, your ability to influence matters requiring stockholder approval will be limited.

After this offering, EMC will own 32,500,000 shares of Class A common stock and all 300,000,000 shares of Class B common stock, representing approximately             % of the total outstanding shares of common stock or         % of the voting power of outstanding common stock. The holders of our Class A common stock and our Class B common stock have identical rights, preferences and privileges except with respect to voting and conversion rights, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. Holders of our Class B common stock will be entitled to 10 votes per share of Class B common stock, and the holders of our Class A common stock will be entitled to one vote per share of Class A common stock. If EMC transfers shares of our Class B common stock to any party other than a successor-in-interest or a subsidiary of EMC (other than in a distribution to its stockholders under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, or in transfers following such a distribution), those shares would automatically convert into Class A common stock. For so long as EMC or its successor-in-interest beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC will be able to elect all of the members of our board of directors.

In addition, until such time as EMC or its successor-in-interest beneficially owns shares of our common stock representing less than a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC will have the ability to take stockholder action without the vote of any other stockholder and without having to call a stockholder meeting, and investors in this offering will not be able to affect the outcome of any stockholder vote during this period. As a result, EMC will have the ability to control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies;

•	any determinations with respect to mergers, acquisitions and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities;

•	certain changes to our certificate of incorporation;

•	changes to the agreements providing for our transition to becoming a public company;

•	corporate opportunities that may be suitable for us and EMC;

•	determinations with respect to enforcement of rights we may have against third parties, including with respect to intellectual property rights;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans for our prospective and existing employees.

Our certificate of incorporation and the master transaction agreement also contain provisions that require that as long as EMC beneficially owns at least 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC (or its successor-in-interest) as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize us to:

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $100 million;

•	issue any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	dissolve, liquidate or wind us up;

•	declare dividends on our stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

If EMC does not provide any requisite consent allowing us to conduct such activities when requested, we will not be able to conduct such activities and, as a result, our business and our operating results may be harmed.

EMC’s voting control and its additional rights described above may discourage transactions involving a change of control of us, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares over the then-current market price. EMC is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of Class A common stock. Accordingly, your shares of Class A common stock may be worth less than they would be if EMC did not maintain voting control over us or have the additional rights described above.

In the event EMC is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise the voting control and contractual rights of EMC, and may do so in a manner that could vary significantly from that of EMC.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation and the master transaction agreement with respect to the limitations that are described above.

Our business and that of EMC overlap, and EMC may compete with us.

EMC and we are both IT infrastructure companies providing products related to storage management, back-up, disaster recovery, security, system management and automation, provisioning and resource management. There can be no assurance that EMC will not engage in increased competition with us in the future. In addition, the intellectual property agreement that we will enter into with EMC will provide EMC the ability to use our source code and intellectual property, which, subject to limitations, it may use to produce certain products that compete with ours. EMC’s rights in this regard extend to its majority owned subsidiaries, which could include joint ventures where EMC holds a majority position and one or more of our competitors hold minority positions.

EMC could assert control over us in a manner which could impede our growth or our ability to enter new markets or otherwise adversely affect our business. Further, EMC could utilize its control over us to cause us to take or refrain from taking certain actions, including entering into relationships with channel, technology and other marketing partners, enforcing our intellectual property rights or pursuing corporate opportunities or product development initiatives that could adversely affect our competitive position, including our competitive position relative to that of EMC in markets where we compete with them. In addition, EMC maintains significant partnerships with certain of our competitors, including Microsoft.

EMC’s competition in certain markets may affect our ability to build and maintain partnerships.

Our existing and potential partner relationships may be affected by our relationship with EMC. We partner with a number of companies that compete with EMC in certain markets in which EMC participates. EMC’s majority ownership in us might affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationship with EMC.

EMC competes with certain of our significant channel, technology and other marketing partners, including IBM and Hewlett-Packard. Pursuant to our certificate of incorporation and other agreements that we will have with EMC, EMC may have the ability to impact our relationship with our partners that compete with EMC, which could have a material adverse effect on our results of operations or our ability to pursue opportunities which may otherwise be available to us.

Our historical financial information as a business segment of EMC may not be representative of our results as an independent public company.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by EMC, including tax, accounting, treasury, legal and human resources services. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information, see “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our transitional services agreements with EMC.

As a subsidiary of EMC, we have relied on administrative and other resources of EMC to operate our business. In connection with this offering, we will enter into various service agreements to retain the ability for specified periods to use these EMC resources. See “Certain Relationships and Related Person Transactions.” These services may not be provided at the same level as when we were a wholly owned subsidiary of EMC, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with EMC expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with EMC. We will need to create our own administrative and other support systems or contract with third parties to replace EMC’s systems. In addition, we have received informal support from EMC which may not be addressed in the agreements we will enter into with EMC; the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in EMC’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis. See “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation” for a description of these services.

After this offering, we may experience increased costs resulting from a decrease in our purchasing power and we may have difficulty maintaining existing customer relationships and obtaining new customers due to our smaller relative size to EMC.

Prior to this offering, we were able to take advantage of EMC’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. We are a smaller company than EMC, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the offering. As a stand-alone company, we may be unable to obtain office space, goods, technology and services at prices or on terms as favorable as those available to us prior to this offering, which could increase our costs and reduce our profitability. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

In order to preserve the ability for EMC to distribute its shares of our Class B common stock on a tax-free basis, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees.

Beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for EMC to effect a tax-free spin-off of VMware or certain other tax-free transactions. We have agreed that for so long as EMC or its successor-in-interest continues to own greater than 50% of the voting control of our outstanding common stock, we will not knowingly take or fail to take any action that could reasonably be expected to preclude EMC’s or its successor-in-interest’s ability to undertake a tax-free spin-off. Additionally, under our certificate of incorporation and the master transaction agreement, we must obtain the consent of EMC or its successor-in-interest as the holder of our Class B common stock to issue stock or other VMware securities excluding pursuant to employee benefit plans, which could cause us to forgo capital raising or acquisition opportunities that would otherwise be available to us. See “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation.” As a result, we may be precluded from pursuing certain growth initiatives.

Third parties may seek to hold us responsible for liabilities of EMC.

Third parties may seek to hold us responsible for EMC’s liabilities. Under our master transaction agreement with EMC, EMC will indemnify us for claims and losses relating to liabilities related to EMC’s business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from EMC.

Although we intend to enter into a new tax sharing agreement with EMC under which our tax liabilities effectively will be determined as if we were not part of any consolidated, combined or unitary tax group of EMC Corporation and/or its subsidiaries, we nonetheless could be held liable for the tax liabilities of other members of these groups.

We have historically been included in EMC’s consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include EMC Corporation and/or certain of its subsidiaries for state and local income tax purposes. We intend to enter into a new tax sharing agreement with EMC that will become effective upon consummation of this offering. Pursuant to the new tax sharing agreement, we and EMC generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in EMC’s consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of EMC Corporation and/or its subsidiaries, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated, combined or unitary group filed our own consolidated, combined or unitary tax return.

We have been included in the EMC consolidated group for U.S. federal income tax purposes for periods in which EMC owned at least 80% of the total voting power and value of our outstanding stock and expect to be included in such consolidated group following this offering. Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, for any period in which we are included in the EMC consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of EMC Corporation and/or its subsidiaries, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such group.

Our inability to resolve favorably any disputes that arise between us and EMC with respect to our past and ongoing relationships may result in a significant reduction of our revenue.

Disputes may arise between EMC and us in a number of areas relating to our ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from EMC;

•	employee retention and recruiting;

•	business combinations involving us;

•	our ability to engage in activities with certain channel, technology or other marketing partners;

•	sales or dispositions by EMC of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services EMC has agreed to provide us;

•	business opportunities that may be attractive to both EMC and us; and

•	product or technology development or marketing activities which may require the consent of EMC.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we will enter into with EMC may be amended upon agreement between the parties. While we are controlled by EMC, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers may have conflicts of interest because of their ownership of EMC common stock, restricted shares of EMC common stock or options to acquire EMC common stock or their management positions with EMC.

Some of our directors and executive officers own EMC common stock and options to purchase EMC common stock. In addition, some of our directors are executive officers and/or directors of EMC. Ownership of

EMC common stock, restricted shares of EMC common stock and options to purchase EMC common stock by our directors and officers after this offering and the presence of executive officers or directors of EMC on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and EMC that could have different implications for EMC than they do for us. Provisions of our certificate of incorporation and the master transaction agreement address corporate opportunities that are presented to our directors or officers that are also directors or officers of EMC. We cannot assure you that the provisions in our certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and EMC. As a result, we may be precluded from pursuing certain growth initiatives.

EMC’s ability to control our board of directors may make it difficult for us to recruit high-quality independent directors.

So long as EMC beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC can effectively control and direct our board of directors. Further, the interests of EMC and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors may decline.

We will be a “controlled company” within the meaning of the New York Stock Exchange and NASDAQ Global Market rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering, EMC will own more than 50% of the total voting power of our common shares and we will be a “controlled company” under the New York Stock Exchange and NASDAQ Global Market corporate governance standards. As a controlled company, certain exemptions under the New York Stock Exchange and NASDAQ Global Market standards free us from the obligation to comply with certain New York Stock Exchange or NASDAQ Global Market corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

While we will voluntarily cause our corporate governance and nominating committee and our compensation committee to initially have charters that comply with the requirements of the New York Stock Exchange or NASDAQ Global Market, as applicable, we are not required to maintain those charters. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to stockholders of companies that are subject to all of the New York Stock Exchange or NASDAQ Global Market corporate governance requirements.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our Class A common stock at or above the price you paid.

Prior to this offering, our Class A common stock has not been traded in a public market. The estimated initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our Class A common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual operating performance. The stock market in general and technology companies in particular also have experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which in turn could materially adversely affect our business.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to continue to develop and market our products.

Substantial future sales of our Class A common stock in the public market could cause our stock price to fall.

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline and impede our ability to raise capital through the issuance of additional equity securities. Upon completion of this offering, we will have         shares of Class A common stock outstanding, and EMC will own 32,500,000 shares

of our Class A common stock and 300,000,000 shares of our Class B common stock, representing approximately         % of the outstanding shares of our common stock. The Class B common stock may be converted into Class A common stock at any time. EMC has no contractual obligation to retain these shares, except that it has agreed not to sell or otherwise dispose of any of its shares of our common stock without the consent of Citi, JPMorgan and Lehman Brothers on behalf of the underwriters of this offering for a period of 180 days from the date of this prospectus, subject to certain exceptions, as described under “Underwriting” and “Shares Eligible for Future Sale.” Subject to applicable U.S. federal and state securities laws, EMC may sell or otherwise dispose of any or all of the shares of our common stock that it owns, which may or may not include the sale of a controlling interest in us, either (1) after the expiration of this 180-day period or (2) before the expiration of this 180-day period with the consent of Citi, JPMorgan and Lehman Brothers on behalf of the underwriters. In addition, EMC has the right to cause us to register the sale of its shares of our common stock under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Our directors and officers and our sole stockholder have or will enter into 180-day lock-up agreements with the representatives of the underwriters, subject to certain exceptions, as described in “Shares Eligible for Future Sale.” All shares sold in this offering will be freely transferable, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act and subject to the lock-up arrangements described in “Underwriting” and “Shares Eligible for Future Sale”. We have agreed with the underwriters that we will require, as a condition to participating in the exchange offer, participating employees who receive restricted stock awards of our Class A common stock or options to purchase our Class A common stock in the exchange offer to agree to not dispose of or effectively dispose of (e.g., by hedging) any shares of this common stock or the common stock underlying these options for a period of 180 days from the date of this prospectus. If EMC elects to convert its shares of Class B common stock into Class A common stock, an additional         shares of Class A common stock will be available for sale after the period of 180 days from date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 of the Securities Act.

Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of Class A common stock issuable under outstanding options and the shares of Class A restricted stock which will be outstanding after this offering and          shares reserved for future issuance under our 2007 Equity and Incentive Plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up arrangements described above, as well as any stock option vesting requirements and the lapsing of restrictions on restricted stock, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per outstanding share of our common stock. Purchasers of our Class A common stock in this offering will incur immediate and substantial dilution of $         per share in the net tangible book value of our common stock based on the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus). If the underwriters exercise their over-allotment option in full, there will be dilution of $         per share in the net tangible book value of our common stock. The exercise of options and the grant of restricted stock pursuant to the exchange offer may result in further dilution.

The number of outstanding options to purchase our stock and the potential dilution that may occur upon the exercise of such options will not be known until after the offering is priced.

Our eligible employees who have options to acquire shares of EMC stock or hold shares of EMC restricted stock will have the ability to exchange such options or restricted stock for options to acquire shares of our

Class A common stock and our Class A restricted stock, respectively, pursuant to an exchange offer being conducted concurrently with this offering. The precise number of options or shares of our restricted stock to be issued pursuant to this exchange offer will not be known until the pricing of this offering. See “Summary—The Offering” for a description of the potential dilution that could occur as a result of the exchange offer.

The difference in the voting rights of our Class A and our Class B common stock may harm the value and liquidity of our Class A common stock.

The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock shall be entitled to 10 votes per share, as well as certain consent and other rights associated with the Class B common stock, and the holders of our Class A common stock shall be entitled to one vote per share. The difference in the voting rights of our Class A and Class B common stock could harm the value of the Class A common stock to the extent that any current or future investor in our common stock ascribes value to the rights of the holders of our Class B common stock to 10 votes per share. The existence of two classes of common stock could result in less liquidity for either class of common stock than if there were only one class of our common stock. See “Description of Capital Stock” for a description of our common stock and rights associated with it.

Delaware law and our certificate of incorporation and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws will have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

the division of our board of directors into three classes, with each class serving for a staggered three-year term, which would prevent stockholders from electing an entirely new board of directors at any annual meeting;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the prohibition of cumulative voting in the election of directors or any other matters, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•

the ability of the board of directors to issue, without stockholder approval, up to 100,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock; and

•

in the event that EMC or its successor-in-interest no longer owns shares of our common stock representing at least a majority of the votes entitled to be cast in the election of directors, stockholders may not act by written consent and may not call special meetings of the stockholders.

Until such time as EMC or its successor-in-interest ceases to beneficially own 20% or more of the outstanding shares of our common stock, the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Class B common stock will be required to:

•	amend certain provisions of our bylaws or certificate of incorporation;

•	make certain acquisitions or dispositions;

•	declare dividends, or undertake a recapitalization or liquidation;

•	adopt any stockholder rights plan, “poison pill” or other similar arrangement;

•

approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or otherwise result in any person or entity obtaining control of us or any of our subsidiaries; or

•	undertake certain other actions.

In addition, we have elected to apply the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price of our shares of common stock being lower than it would be without these provisions.

As a public company we will incur additional costs and face increased demands on our management.

As a public company, we will incur significant legal, accounting and other expenses that we did not directly incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the New York Stock Exchange and the NASDAQ Global Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Furthermore, our management will have increased demands on its time in order to ensure we comply with public company reporting requirements and the compliance requirements of the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the applicable stock exchange requirements of the New York Stock Exchange and the NASDAQ Global Market.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words, such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we may have anticipated. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause our actual results to differ before making an investment decision.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $         million, at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and offering expenses that we must pay. If the underwriters’ over-allotment option in this offering is exercised in full, we estimate that our net proceeds will be approximately $         million.  A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the underwriters do not exercise their over-allotment option and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us.

We currently intend to use the net proceeds:

•	to repay $ of our intercompany indebtedness owed to EMC;

•	to purchase from EMC our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $ as of , 2007; and

•	for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures and potential acquisitions.

The intercompany indebtedness was incurred in April 2007 to fund an $800 million dividend paid to EMC in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points (     % as of                    , 2007), with interest payable quarterly in arrears commencing June 30, 2007.  The note may be repaid, without penalty, at any time commencing July 2007.

We may pursue the acquisition of companies with complementary products and technologies that we believe will enhance our suite of offerings. In April 2007, we entered into an agreement to acquire all of the capital stock of a privately-held offshore software development company for aggregate cash consideration of less than $10 million. Other than this agreement, we do not have agreements or commitments for any specific acquisitions at this time. Pending the use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, generally government securities and cash.

DIVIDEND POLICY

We currently do not anticipate declaring any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to the consent of the holders of our Class B common stock pursuant to our certificate of incorporation. Holders of our Class A common stock and our Class B common stock will share equally on a per share basis in any dividend declared on our common stock by our board of directors. See “Description of Capital Stock—Common Stock—Dividend Rights.”

CAPITALIZATION

The following table sets forth our capitalization as of         , 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) our issuance and sale of         shares of Class A common stock in this offering at a public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), (ii) the repayment of $         of principal amount on the $800 million note we incurred to fund a dividend to EMC, (iii) the purchase from EMC of our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $         as of             , 2007, and (iv) the deduction of estimated underwriting discounts and offering expenses payable by us. See “Use of Proceeds.”

This table contains unaudited information and should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus.

As of , 2007
	Actual		As Adjusted
(in thousands)

Cash		$		$

Long-term debt:
Total debt	$		$

Equity:
Preferred Stock, par value $0.01 per share, 100,000,000 shares authorized, no shares outstanding actual and as adjusted
Class A common stock, par value $0.01 per share, 2,500,000,000 shares authorized and 32,500,000 shares outstanding, actual and 2,500,000,000 shares authorized and shares outstanding, as adjusted
Class B common stock, par value $0.01 per share, 1,000,000,000 shares authorized and 300,000,000 shares outstanding, actual and as adjusted
Additional paid-in capital
Retained earnings (deficit)

Total equity

Total capitalization	$		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) each of cash, additional paid-in capital, total equity and total capitalization by $            , $            , $             and $            , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our common stock immediately after the completion of this offering.

Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of common shares then outstanding. Our net tangible book value as of         was approximately             . After giving effect to our sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), the repayment of $         of principal amount on the $800 million note we incurred to fund a dividend to EMC and the purchase from EMC of our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $         as of             , 2007, and deducting estimated underwriting discounts and offering expenses, our pro forma net tangible book value as of would have been $            , or $         per common share (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate increase in the net tangible book value of $         per share and an immediate and substantial dilution of $         per share to new investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Net tangible book value per share as of	$
Increase in net tangible book value per share attributable to this offering	$

Net tangible book value per share after giving effect to this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the increase in net tangible book value attributable this offering by $         per share, the pro forma net tangible book value after giving effect to this offering by $         per share and the dilution to new investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses payable by us.

The foregoing discussion and tables assume no exercise of any stock options or issuance of restricted shares that will be outstanding immediately following this offering. As of the date of the consummation of this offering, there will be options outstanding to purchase a total of up to         registered shares of our Class A common stock at an exercise price per share equal to the initial public offering price per share. We expect to issue these stock options immediately following the pricing of but prior to the consummation of this offering. In addition, we expect to grant options to purchase shares of our Class A common stock and restricted shares of our Class A common Stock pursuant to the exchange offer. The precise number of options or shares of restricted stock to be issued pursuant to the exchange offer will not be known until the pricing of this offering. To the extent that any of these options are exercised, there may be further dilution to investors in this offering. Based on the assumptions set forth in “The Offering,”         additional shares of VMware restricted stock would be issued pursuant to the exchange offer, which would result in total dilution per share to investors in this offering of $        .

The following table sets forth, as of         , on the pro forma basis as described above, the difference between the number of shares of common stock purchased from us and the total price paid to us by our existing stockholder, EMC, and by the new investors in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and prior to deducting the estimated underwriting discounts and offering expenses.

	Shares Purchased			Total Consideration
	(in millions)
	Number	Percentage		Amount	Percentage		Average Price Per Share
				($ in millions)
EMC	332.5%			$539.4%				$1.62

New investors			%			%

Total		100%			$100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by new investors by $         million, or increase (decrease) the percent of total consideration paid by new investors by         %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of our common stock held by EMC will decrease to approximately % of the total number of shares of our common stock outstanding; and

•	the number of shares of our common stock held by investors in this offering will be increased to shares, or approximately % of the total number of shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The data for the years ended December 31, 2006 and 2005 and the period from January 9, 2004 to December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. On January 8, 2004, all of our capital stock was purchased by EMC. The acquisition was accounted for as a purchase; accordingly, our assets and liabilities were adjusted to their fair market values. Prior to the acquisition by EMC, our fiscal year ended on January 31. In connection with the acquisition, our fiscal year end was changed to December 31 to conform to EMC’s year end. The data for the fiscal year ended January 31, 2003 was derived from the audited consolidated financial statements of our predecessor, which are not included in this prospectus. The data for the period from February 1, 2003 to January 8, 2004 was derived from the unaudited consolidated financial statements of our predecessor, which are not included in this prospectus. As a result of our acquisition by EMC and the resulting change in basis, the results of operations and financial position of our predecessor are not comparable with our results of operations and financial position following our acquisition by EMC.

Our consolidated financial statements include allocations of certain corporate functions provided to us by EMC, including general corporate expenses. These allocations were made based on estimates of effort or resources incurred on our behalf and which are considered reasonable by management. Additionally, certain other costs incurred by EMC for our direct benefit, such as rent, salaries and benefits have been included in our financial statements.

The financial statements included in this prospectus may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Successor Company			Predecessor Company
	Years Ended December 31,		Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004 (unaudited)	Year Ended January 31, 2003
	2006(1)	2005
	(in thousands, except per share amounts)			(in thousands)
Summary of Operations:
Revenues:
License(2)	$491,902	$287,006	$178,873	$61,980	$31,216
Services(2)	212,002	100,068	39,883	12,220	—

Total revenues	703,904	387,074	218,756	74,200	31,216

Costs of revenues:
Cost of license revenues(2)(3)	59,202	40,340	32,811	3,449	5,596
Cost of services revenues(2)(4)	64,180	24,852	12,625	4,770	—

	123,382	65,192	45,436	8,219	5,596

Gross profit	580,522	321,882	173,320	65,981	25,620

Operating expenses:
Research and development(5)(6)	148,254	72,561	43,900	25,382	15,788
Sales and marketing(7)	238,327	124,964	59,976	23,028	12,457
General and administrative(8)	69,602	30,762	19,037	11,539	4,168
In-process research and development	3,700	—	15,200	—	—

Operating income (loss)	120,639	93,595	35,207	6,032	(6,793)
Investment income	3,271	3,077	53	463	554
Other expense, net	(1,363)	(1,332)	(110)	(27)	—

Income (loss) before taxes	122,547	95,340	35,150	6,468	(6,239)
Income tax provision	36,832	28,565	18,369	1,848	145

Income (loss) before cumulative effect of a change in accounting principle	85,715	66,775	16,781	4,620	(6,384)
Cumulative effect of a change in accounting principle (net of tax)	1,235	—	—	—	—

Net income (loss)	$86,950	$66,775	$16,781	$4,620	$(6,384)

Net income per weighted average share, basic and diluted	$0.26	$0.20	$0.05	N/A	N/A
Weighted average shares, basic and diluted	332,500	332,500	332,500	N/A	N/A
Pro forma basic and diluted earnings per share(9)
Pro forma weighted average shares, basic and diluted

	Successor Company			Predecessor Company
	December 31,			January 8, 2004 (unaudited)	January 31, 2003
	2006	2005	2004
Balance Sheet Data:
Cash and cash equivalents	$176,134	$38,653	$36,059	$49,883	$13,686
Working capital (deficiency)	(59,840)	(136,008)	(29,718)	12,189	6,566
Total assets	1,145,950	799,803	697,675	82,015	39,559
Total stockholder’s equity (deficit)(10)	(230,812)	453,829	560,282	(27,455)	(35,566)

(1)	In 2006, VMware acquired all of the outstanding shares of Akimbi Systems, Inc. See Note B to the consolidated financial statements.

(2)	The Company did not separate its revenues or cost of revenues between license and services for the year ended January 31, 2003. For purposes of this presentation, the total revenues and total cost of revenues for such period have been presented license revenues and cost of license revenues, respectively.

(3)	Includes stock-based compensation of $99, $0, $0, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes acquisition-related intangible amortization of $21,840, $23,357, $25,487, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes capitalized software development cost amortization of $22,299, $6,159, $1,317, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(4)	Includes stock-based compensation of $2,384, $1,299, $1,061, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(5)	Includes stock-based compensation of $26,342, $18,201, $10,292, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(6)	VMware capitalized $43,012, $25,103, $ 8,155, $0, and $0 of software development costs 2006, 2005, for the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(7)	Includes stock-based compensation of $12,020, $5,341, $4,672, $0, and $0 for 2006, 2005, the period from January 9 to December 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes acquisition-related intangible amortization of $2,188, $1,785, $0, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(8)	Includes stock-based compensation of $10,381, $5,775, $3,518, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively. Includes acquisition-related intangible amortization of $1,494, $1,000, $773, $0, and $0 for 2006, 2005, the period from January 9 to December 31, 2004, the period from February 1, 2003 to January 8, 2004 and 2003, respectively.

(9)	Unaudited pro forma per share data gives effect, in the weighted average shares used the calculation, to the additional shares, which, when multiplied by the assumed offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), and after giving effect to a pro rata allocation of offering costs, would have been required to be issued to generate proceeds sufficient to pay the portion of the $800,000 dividend declared in April 2007 (see Note M to the consolidated financial statements included elsewhere in this prospectus) that exceeded the most recent year’s net earnings.

(10)	The stockholders’ equity (deficit) as of December 31, 2006 gives retroactive effect to the $800,000 dividend paid to EMC in the form of a note in April 2007. See Note M of the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and notes thereto which appear elsewhere in this prospectus. The following discussion should be read in conjunction with section entitled “Forward-Looking Statements” and the risk factors set forth under “Risk Factors.”

All dollar amounts in this MD&A are in millions.

Certain tables may not add due to rounding.

Introduction

We are the leading provider of virtualization solutions. Our virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. Our broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management. Our customers include 100% of the Fortune 100 and over 84% of the Fortune 1,000. Our customer base for our server solutions has grown to include 20,000 organizations of all sizes across numerous industries.

The introduction of x86 servers in the 1980s provided a low-cost alternative to mainframe and proprietary UNIX systems. The broad adoption of Windows and the emergence of Linux as server operating systems in the 1990s established x86 servers as the industry standard. The growth in x86 server and desktop deployments has introduced new operational risks and IT infrastructure challenges, including:

•	low infrastructure utilization;

•	increasing physical infrastructure costs;

•	increasing IT management costs;
•	insufficient failover and disaster protection; and

•	ineffective desktop management and security.

Our desktop virtualization solutions allow organizations to efficiently control and secure desktop environments to end users regardless of their location, desktop hardware, operating system or business application access needs. Our server solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed. Our solutions enable organizations of all sizes to increase IT resource utilization and reduce related capital and operating costs.

EMC’s Acquisition of VMware

On January 9, 2004, EMC acquired all of our outstanding capital stock. The acquisition was accounted for as a purchase. Accordingly, all assets and liabilities were adjusted to their fair market value. For financial statement purposes, the allocation of the purchase price paid by EMC for us has been reflected in our stand-alone financial statements. This allocation includes the goodwill and related intangible assets recognized by EMC from the acquisition of us. See Note A to the consolidated financial statements included elsewhere in this prospectus. We are currently a wholly owned subsidiary of EMC. The results of operations discussed in this analysis for 2004 are for the period from the date of acquisition by EMC, January 9, 2004, to December 31, 2004.

The financial statements include expense allocations for certain corporate functions provided to us by EMC, including accounting, treasury, tax, legal and human resources. These allocations were based on estimates of the level of effort or resources incurred on our behalf and which are considered reasonable by management. The total costs and expenses allocated from EMC were $5.1 million in 2006, $5.3 million in 2005 and $4.5 million in 2004. Additionally, certain other costs incurred by EMC for our direct benefit, such as rent, salaries and benefits have been included in our financial statements. The total of these other costs were $63.7 million in 2006, $27.1 million in 2005 and $7.3 million in 2004. Additionally, as part of our existing tax sharing arrangement, we paid EMC income taxes of $63.1 million and $6.6 million in 2006 and 2005, respectively. We also earned interest income from EMC on our intercompany balances in the amount of $0.8 million and $2.6 million in 2006 and 2005, respectively.

The financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

Income Statement Presentation

Sources of Revenue

License revenues.    Our license revenues consist of revenues earned from the licensing of our software products. Our licenses are generally sold on a perpetual basis and are generally priced based upon the number of physical desktops or server processors on which our software runs. From inception through early 2004, we licensed certain of our products and provided updates at no additional cost. Because we had not established vendor-specific objective evidence, or VSOE, of the fair value of the updates, we recognized the entire contract value ratably over the contract period. Commencing in early 2004, we offered customers the right to buy updates on a stand-alone basis, thereby establishing VSOE of fair value of the updates. As a result, we recognized the license portion of the contract at the inception of the license agreement and recognized the value of the maintenance portion of the contract over the maintenance period.

Services revenues.    Our services revenues consist of software maintenance and professional services. Maintenance revenues are recognized ratably over the contract period. Typically, our contract periods range from one to five years. Customers receive various types of product support based on the level of support purchased. Maintenance also affords customers the right to receive future product upgrades, if and when they become available.

Professional services include design, implementation and training. Professional services are not considered essential to the functionality of our products, as these services do not alter the product capabilities and may be performed by our customers or other vendors. Professional services engagements that have durations of ninety days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than ninety days for which we are able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other engagements is recognized upon completion.

Costs of Revenue and Operating Expenses

Cost of license revenues.    Our cost of license revenues principally consist of the cost of fulfillment of our software. This cost includes product packaging and personnel and related overhead associated with the physical and electronic delivery of our software products. The cost also includes amortization of capitalized software development costs.

Cost of services revenues.    Our cost of services revenues includes the costs of the personnel and related overhead to deliver technical support on our products, as well as to provide our professional services.

Research and development expenses.    Our research and development, or R&D, expenses include the personnel and related overhead associated with the development of new product offerings and the enhancement of our existing software offerings.

Sales and marketing costs.    Our sales and marketing costs include the costs of the personnel and related overhead associated with the sale and marketing of our license and service offerings, as well as the cost of certain specific marketing initiatives, including our annual VMworld conference.

General and administrative expenses.    Our general and administrative expenses include the personnel and related overhead costs of supporting the overall business. These costs include the costs associated with our finance, facilities, human resources, IT infrastructure and legal departments.

Results of Operations

Our results of operations for the year ended December 31, 2006 and 2005 and the period from January 9, 2004 to December 31, 2004 are as follows:

	Year ended December 31,
	2006		2005		2004
Revenues:
License	$491.9	69.9%	$287.0	74.1%	$178.9	81.8%
Services	212.0	30.1	100.1	25.9	39.9	18.2

	703.9	100.0	387.1	100.0	218.8	100.0

Cost of revenues:

Cost of license revenues	59.2	8.4	40.3	10.4	32.8	15.0
Cost of services revenues	64.2	9.1	24.9	6.4	12.6	5.8

	123.4	17.5	65.2	16.8	45.4	20.8

Gross profit	580.5	82.5	321.9	83.2	173.3	79.2

Operating expenses:
Research and development	148.3	21.1	72.6	18.7	43.9	20.1
Sales and marketing	238.3	33.9	125.0	32.3	60.0	27.4
General and administrative	69.6	9.9	30.8	7.9	19.0	8.7
In-process research and development	3.7	0.5	—	—	15.2	6.9

Operating income	120.6	17.1	93.6	24.2	35.2	16.1
Investment income and other expenses, net	1.9	0.3	1.7	0.5	(0.1)	—

Income before income taxes	122.5	17.4	95.3	24.6	35.2	16.1
Provision for income taxes	36.8	5.2	28.6	7.4	18.4	8.4
Cumulative effect of a change in accounting principle	1.2	0.2	—	—	—	—

Net income	$87.0	12.4%	$66.8	17.3%	$16.8	7.7%

Note: Certain columns may not add due to rounding.

Revenues

Total revenues were $703.9 in 2006, $387.1 in 2005 and $218.8 in 2004, representing year-over-year increases of 82% in 2006 and 77% in 2005. We market and sell our products largely through an indirect network of distributors, resellers, x86 system vendors and systems integrators. One distributor accounted for 29%, 30% and 27% of revenues in 2006, 2005 and 2004, respectively.

License Revenues.    Software license revenues were $491.9 in 2006, $287.0 in 2005 and $178.9 in 2004, representing year-over-year increases of 71% in 2006 and 60% in 2005. The increases in software license revenues in 2006 and 2005 were due to greater demand for our virtualization product offerings attributable to wider acceptance of virtualization as part of organizations’ IT infrastructure, a broadened product portfolio and new distribution channels. Partially offsetting the annual increases in license revenues was a reduction in the accretion of prior year license revenue recognized ratably over the license term. From inception through early 2004, we licensed certain of our products and provided updates at no additional cost. Because we had not established VSOE of the fair value of the updates, we recognized the entire contract value ratably over the contract period. Commencing in early 2004, we offered customers the right to buy updates on a stand-alone basis, thereby establishing VSOE of fair value of the updates. As a result, we recognized the license portion of the contract at the inception of the license agreement and recognized the value of the maintenance portion of the contract over the maintenance period. Revenue recognized ratably was $0.8, $9.9 and $27.5 in 2006, 2005 and 2004, respectively.

Services Revenues.    Services revenues were $212.0 in 2006, $100.1 in 2005 and $39.9 in 2004, representing year-over-year increases of 112% in 2006 and 151% in 2005. Services revenues consist of software maintenance and professional services revenues. The increases in services revenues in 2006 and 2005 were primarily attributable to growth in our software maintenance revenues and, to a lesser extent, increases in our professional services offerings. Software maintenance revenues increased due to both renewal sales to our existing customers and sales of maintenance contracts to our new customers. Professional services revenues increased due to growing demand for design and implementation services and training programs.

Cost of Revenues and Gross Profit

Our cost of revenues were $123.4, $65.2 and $45.4 in 2006, 2005 and 2004, representing year-over-year increases of 89% in 2006 and 44% in 2005. Our gross profit was $580.5, $321.9 and $173.3 in 2006, 2005 and 2004, respectively, representing year-over-year increases of 80% in 2006 and 86% in 2005. The annual increases in our cost of sales were primarily attributable to increased direct support, professional services personnel and third-party professional services costs to support the increased services revenues. We also incurred increased costs to fulfill our license sales as the volume of our license sales increased. Additionally, the amortization of capitalized software development costs increased by $16.1 in 2006 and $4.8 in 2005. Our gross margins, as a percentage of revenues, were 82.5% in 2006, 83.2% in 2005 and 79.2% in 2004. The reduction in our gross margin in 2006 compared to 2005 was primarily attributable to a change in the mix of our license and services revenues due to significant renewals of existing maintenance contracts and new customers purchasing maintenance contracts. License revenues, as a percentage of total revenues, decreased from 74.1% in 2005 to 69.9% in 2006. Services revenues have a lower gross margin than our license revenues. For the remainder of 2007, we expect that our services revenues will continue to increase as a percentage of our total revenues, thereby negatively impacting our gross margins. The increase in our gross margin in 2005 compared to 2004 was primarily attributable to acquisition-related intangible amortization expense decreasing from 11.7% of revenues in 2004 to 6.0% in 2005. Acquisition-related intangible amortization expense resulted primarily from EMC’s acquisition of us, which has been reflected in our consolidated financial statements. Partially offsetting this improvement was a change in our sales mix in which license revenues, as a percentage of total revenues, decreased from 81.8% in 2004 to 74.1% in 2005.

Research and Development Expenses

Our R&D expenses were $148.3, $72.6 and $43.9 in 2006, 2005 and 2004, representing year-over-year increases of 104% in 2006 and 65% in 2005. The increase in R&D expenses in both 2006 and 2005 consisted primarily of increased salaries and benefits of $45.5 and $22.8 in 2006 and 2005, respectively, resulting from additional resources to support new product development. Equity-based compensation associated with higher levels of equity grants increased by $8.1 in 2006 and $7.9 in 2005. Partially offsetting these annual increases in R&D expense were higher levels of software capitalization, which increased by $17.9 million in 2006 and $16.9 in 2005. As a percentage of revenues, R&D expenses were 21.1%, 18.7% and 20.1% in 2006, 2005 and 2004, respectively. The increase in R&D expenses, as a percentage of revenues, in 2006 compared to 2005 was primarily attributable to incremental headcount to support the growth of our business. The decrease in R&D expense, as a percentage of revenues, in 2005 compared to 2004 was primarily attributable to the increased level of software capitalization in 2005. In 2005, we reached technological feasibility on our current VMware Infrastructure server product.

Sales and Marketing Expenses

Our sales and marketing expenses were $238.3, $125.0 and $60.0 in 2006, 2005 and 2004, representing year-over-year increases of 91% in 2006 and 108% in 2005. The increase in sales and marketing expenses was the result of higher salaries and benefits, resulting from additional headcount in both sales and marketing personnel, and higher commission expense resulting from increased sales volume. Salaries, benefits and commission expense increased by $51.3 and $30.1 in 2006 and 2005, respectively. In certain international countries, EMC hires employees who work on our behalf. The costs incurred by EMC on our behalf, which principally relates to employees dedicated to our sales and marketing effort, increased by $20.8 and $17.3 in 2006 and 2005, respectively. An increase in our marketing programs and travel of $20.7 and $5.9 in 2006 and 2005, respectively, also contributed to the growth in sales and marketing expenses. Equity-based compensation, associated with higher levels of equity grants, increased sales and marketing expense by $6.7 in 2006 and $0.7 in 2005. As a percentage of revenues, sales and marketing expenses were 33.9%, 32.3% and 27.4% in 2006, 2005 and 2004, respectively. The annual increases in sales and marketing expenses, as a percentage of revenues, were primarily attributable to incremental salaries, benefits, commissions and equity-based compensation.

General and Administrative Expenses

Our general and administrative expenses were $69.6, $30.8 and $19.0 in 2006, 2005 and 2004, representing year-over-year increases of 126% in 2006 and 62% in 2005. Our general and administrative expenses increased primarily as a result of additional salaries and benefits of $9.5 and $6.9 in 2006 and 2005, respectively, resulting from additional resources to support the growth of our business. Partially offsetting these increases in 2005 were reimbursements of $3.3 million in legal fees incurred in previous years. Equity-based compensation, associated with higher levels of equity grants, increased general and administrative expenses by $4.6 in 2006 and $2.3 in 2005. Other administrative costs, such as legal, audit and tax fees, also contributed to the increase in general and administrative expenses in 2006 compared to 2005. As a percentage of revenues, general and administrative expenses were 9.9%, 7.9% and 8.7% in 2006, 2005 and 2004, respectively. The increase in general and administrative expenses, as a percentage of revenues, in 2006 compared to 2005, was primarily attributable to incremental headcount to support the growth of our business.

In-Process Research and Development Expenses

IPR&D was $3.7, $0.0 and $15.2 in 2006, 2005 and 2004, respectively. The IPR&D charge in 2006 was attributable to our acquisition of Akimbi. The IPR&D charge in 2004 related to EMC’s acquisition of VMware.

Investment Income

Investment income was $3.3, $3.1 and $0.1 in 2006, 2005 and 2004, respectively. Investment income consists primarily of interest earned on cash and cash equivalent balances and on amounts due to us from EMC on our intercompany balance. Investment income increased in 2005 compared to 2004 due to higher outstanding cash and cash equivalent balances and amounts owed to us by EMC on our intercompany balances.

Other Expense, Net

Other expense, net was $1.4, $1.3 and $0.1 in 2006, 2005 and 2004, respectively. The increase in other expense, net in 2005 compared to 2004 resulted primarily from increased interest expense on balances owed by us to EMC.

Provision for Income Taxes

Our effective income tax rate was 30.1%, 30.0% and 52.3% in 2006, 2005 and 2004, respectively. For 2006 and 2005, the effective tax rate varied from the statutory rate primarily as a result of the mix of income attributable to foreign versus domestic jurisdictions. Our aggregate income tax rate in foreign jurisdictions is lower than our income tax rate in the United States. Additionally, we generated tax credits that reduced our effective tax rate by 4.9 percentage points and 3.9 percentage points in 2006 and 2005, respectively. Partially offsetting this benefit in 2006 and 2005 were non-deductible permanent differences. In 2004, the effective tax rate varied substantially from the statutory rate primarily as a result of non-deductible permanent differences, primarily IPR&D charges in connection with our acquisition by EMC. Partially offsetting this expense was the benefit of our mix of income attributable to foreign versus domestic jurisdictions. Additionally, we generated tax credits that reduced our effective tax rate by 8.0 percentage points in 2004.

Selected Quarterly Operating Results

	For the quarter ended (unaudited)
	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005
Revenues:
License	$162.0	$126.3	$113.3	$90.3	$87.6	$71.0	$66.6	$61.8
Services	67.6	62.5	43.1	38.8	27.6	29.4	25.0	18.1

	229.6	188.8	156.4	129.1	115.2	100.4	91.6	79.9
Cost of revenues:
Cost of license revenues	14.5	18.5	13.8	12.4	10.8	10.4	10.1	9.0
Cost of services revenues	22.8	19.0	12.8	9.6	7.4	6.5	5.9	5.1

	37.3	37.5	26.6	22.0	18.2	16.9	16.0	14.1

Gross profit	192.3	151.3	129.8	107.1	97.0	83.5	75.6	65.8

Operating expenses:
Research and development	50.1	43.2	32.6	22.4	10.3	24.2	22.1	16.0
Sales and marketing	80.6	61.1	54.1	42.5	39.7	33.9	28.0	23.4
General and administrative	25.1	18.9	13.7	11.9	6.8	9.5	8.2	6.3
In-process research and development	—	—	3.7	—	—	—	—	—

Operating income	36.5	28.1	25.7	30.3	40.2	16.0	17.3	20.1
Investment income and other expenses, net	1.2	1.0	(0.3)	—	0.1	1.2	0.3	0.1

Income before income taxes	37.7	29.1	25.4	30.3	40.3	17.2	17.6	20.2
Provision for income taxes	6.8	9.8	10.3	9.9	12.4	5.0	5.2	6.0
Cumulative effect of a change in accounting principle	—	—	—	1.2	—	—	—	—

Net income	$31.0	$19.3	$15.1	$21.6	$28.0	$12.2	$12.4	$14.2

Note: Certain columns may not add due to rounding.

Liquidity and Financial Condition

In summary, our cash flows were:

	Year Ended December 31,
	2006	2005	2004
	(in millions)
Net cash provided by operating activities	$279.9	$238.2	$94.0
Net cash used in investing activities	(142.4)	(45.7)	(14.0)
Net cash used in financing activities	—	(190.0)	(92.9)

Cash provided by operating activities was $279.9 , $238.2 and $94.0 in 2006, 2005, and 2004, respectively.

In 2006, our operating cash flow reflected net income generated during the period of $87.0, adjusted for non-cash items such as depreciation and amortization expense of $66.6 and stock-based compensation of $51.2. Additionally, working capital, including short- and long-term deferred revenue, generated cash flow of $67.4, primarily the result of an increase in total deferred revenue of $158.1. Our deferred revenue balance consisted of deferred license revenues of $65.4 and deferred services revenues of $241.1 at December 31, 2006, of which $242.6 was categorized as current. The increase in deferred revenue was partially offset by an increase in accounts receivable of $98.0 due to increased revenue and an increase in net receivables due from EMC of $48.4.

In 2005, our operating cash flow reflected net income generated during the period of $66.8, adjusted for non-cash items such as depreciation and amortization expense of $39.5 and stock-based compensation of $27.1. Working capital, including short- and long-term deferred revenue, generated cash flow of $104.7, primarily the result of an increase in total deferred revenue of $79.5. Our deferred revenue balance consisted of deferred license revenues of $51.2 and deferred services revenues of $97.3 at December 31, 2005, of which $131.6 was categorized as current. Additionally, our operating cash flow was positively impacted by increased income taxes payable to EMC of $44.1 and increased net payable due to EMC of $29.3. These increases in deferred revenue and amounts owed to EMC were partially offset by an increase in accounts receivable of $52.0 due to increased revenue.

In 2004, our operating cash flow reflected net income generated during the period of $16.8, adjusted for non-cash items such as depreciation and amortization expense of $30.2, stock-based compensation of $19.5 and in-process research and development of $15.2. Working capital, including short- and long-term deferred revenue, generated cash flow of $11.1. Our operating cash flow was negatively impacted by an increase in accounts receivable of $28.1 due to increased revenue. This increase in accounts receivable was partially offset by the positive impact of increased net payable due to EMC of $17.2 and increased income taxes payable to EMC of $11.0.

Cash used in investing activities was $142.4, $45.7 and $14.0 in 2006, 2005 and 2004, respectively. Cash paid for business acquisitions, net of cash acquired, was $46.5 and $2.2 in 2006 and 2005, respectively. Capital additions were $52.6, $20.7 and $6.0 in 2006, 2005 and 2004, respectively. The annual increases in capital additions were attributable to supporting the growth of the business. Capitalized software development costs on a cash basis were $32.5, $21.6 and $8.2 in 2006, 2005 and 2004, respectively. The increase in the amount capitalized in 2005 compared to 2004 was attributable to the introduction of new and enhanced product offerings. Upon the consummation of the offering, we will purchase from EMC our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $             as of                  , 2007.

Cash used in financing activities was $190.0 and $92.9 in 2005 and 2004, resulting from dividends we paid to EMC. We had no financing activities in 2006. In April 2007, we declared an $800.0 dividend payable to EMC in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points (        % as of             , 2007), with interest payable quarterly in arrears commencing June 30, 2007. The note may be repaid, without penalty, at any time commencing July 2007. We intend to use a portion of the proceeds from the offering to repay a portion of the note.

Our cash and cash equivalents balance increased from $38.7 at December 31, 2005 to $176.1 at December 31, 2006. Based on our current operating and capital expenditure forecasts, we believe that the combination of funds currently available and funds to be generated from operations will be adequate to finance our ongoing operations for at least the next twelve months.

To date, inflation has not had a material impact on our financial results.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Guarantees and Indemnification Obligations

We enter into agreements in the ordinary course of business with, among others, distributors, resellers, x86 system vendors and systems integrators. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret and/or other intellectual property right. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made certain guarantees regarding the performance of our systems to our customers.

Contractual Obligations

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2006:

		Payments Due by Period
	Total	Less than 1 year	1-3 years*	3-5 years**	More than 5 years
Operating leases	$298.0	$13.6	$16.8	$14.2	$253.4
Purchase orders	46.7	46.7	—	—	—
Construction contracts	77.6	77.6	—	—	—

Total	$422.3	$137.9	$16.8	$14.2	$253.4

*	Includes payments from January 1, 2008 through December 31, 2009.
**	Includes payments from January 1, 2010 through December 31, 2011.

Our operating leases are primarily for office space around the world. We generally believe leasing such space is more cost-effective than purchasing real estate. While our purchase orders are generally cancelable without penalty, certain vendor agreements provide for percentage-based cancellation fees or minimum restocking charges based on the nature of the product or service. The construction contracts are for the construction of our new headquarter facilities. EMC currently reimburses us for the costs we are incurring under these contracts and will continue to do so through the date of the offering, at which time we will purchase the facilities from EMC. The purchase price of the facilities will be approximately $              as of             , 2007.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of generally accepted accounting principles that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note A to our consolidated financial statements included elsewhere in this prospectus.

Accounting for Stock Options

In 2006, we adopted Financial Accounting Standard No. 123R, “Share-Based Payment,” or FAS No. 123R, to account for equity-based compensation expense. Our financial statements include the adoption of FAS No. 123R using the modified prospective transition method of adoption, which does not result in the restatement of results from prior periods.

FAS No. 123R requires recognizing compensation costs for all share-based payment awards made to employees based upon the awards’ estimated grant date fair value. The standard covers equity grants made by EMC to our employees, including stock options for EMC stock, restricted EMC stock and employee stock purchases related to EMC’s employee stock purchase plan, or ESPP. Additionally, we applied the provisions of SEC Staff Accounting Bulletin No. 107 on Share-Based Payment to our adoption of FAS No. 123R. Prior to 2006, we elected to account for these share-based payment awards under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and elected to only disclose the pro forma impact of expensing the fair value of stock options in the notes to the financial statements.

We elected to estimate the fair value of employee stock option awards and the ESPP using the Black-Scholes model. The determination of the fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by EMC’s stock price, as well as assumptions regarding a number of subjective variables. These variables include the expected stock price volatility over the term of the awards, the risk-free interest rate associated with the expected term of the awards, expected dividends and actual and projected employee stock option exercise behaviors.

In 2006, the following weighted average assumptions for employee stock options and ESPP were used in the Black-Scholes model:

	Stock Options	ESPP
Dividend yield	None	None
Expected volatility	34.4%	27.6%
Risk free interest rate	4.8%	4.9%
Expected life (in years)	4.0	0.5

To determine the expected volatility, we used a combination of implied volatility for six-month and two-year traded options on EMC’s stock, as well as EMC’s historical stock price volatility. The expected term assumption is based upon actual historical exercises and cancellations of EMC stock options. We are using the same methodology to calculate expected volatility and expected term that was used prior to our adoption of FAS No. 123R. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of employee stock options and ESPP. The dividend yield assumption is based on the history and expectation of dividend payouts. Stock-based compensation expense recognized within a given reporting period is based on awards that are expected to vest in current or future periods. Accordingly, recognized stock-based compensation expense from stock options and ESPP is reduced for expected forfeitures. FAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. See Note I to our consolidated financial statements for more information regarding our implementation of FAS No. 123R.

Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements. Should our actual forfeitures differ from our estimates, this could have a material impact on our financial statements.

The value of stock options that will be granted by us after this offering will be based on our volatility, or in the absence of a sufficient period of time to determine such volatility, the volatility of a representative peer group. This volatility may be higher than EMC’s volatility, which will have the effect of increasing our stock-based compensation expense.

Revenue Recognition

We derive revenue from the licensing of software and related services. We recognize revenue for software products and related services in accordance with the American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. VMware recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

We recognize license revenue from the sale of software when risk of loss transfers, which is generally upon shipment or electronic transfer. We license our software under perpetual licenses, through our direct sales force and through our indirect channel of distributors, resellers, x86 system vendors and systems integrators. We defer revenue relating to products that have shipped to our indirect channel until our products are sold through the channel. We obtain sell-through information from distributors and resellers on a monthly basis. For our indirect channel partners who do not report sell-through data, we determine sell-through based on such distributors’ and resellers’ accounts receivable balances and other relevant factors. For x86 system vendors, revenue is recognized in arrears upon the receipt of binding royalty reports.

We offer rebates to channel partners which are recognized as a reduction of revenue at the time the related product sale is recognized. We account for marketing development funds and sales incentives to customers or resellers as a reduction of revenue.

For all sales, we use either a purchase order or a signed license agreement as evidence of an arrangement. Sales through distributors and resellers are evidenced by a master license agreement, together with binding purchase orders on a transaction-by-transaction basis.

Our return policy does not allow end-users to return products for a refund. Distributors and resellers may rotate stock when new versions of a product are released. We estimate future product returns at the time of sale based on historical return rates, levels of inventory held by distributors and resellers and other relevant factors.

Our services revenue consists of software maintenance and professional services. We recognize maintenance revenues ratably over the contract period. Professional services include design, implementation and training. Professional services are not considered essential to the functionality of our products as these services do not alter the product capabilities and may be performed by our customers or other vendors. Professional services engagements that have durations of 90 days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than 90 days for which we are able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other engagements is recognized upon completion.

Our software products are sold with maintenance and/or professional services. Vendor-specific objective evidence (“VSOE”) of fair value of professional services is based upon the standard rates we charge for such services when sold separately. VSOE for maintenance services is established by the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate for maintenance included in the license agreement. The revenue allocated to software license included in multiple element contracts represents the residual amount of the contract after the fair value of the other elements has been determined. Customers under maintenance agreements are entitled to receive updates and upgrades on a when-and-if-available basis. In the event upgrades have been announced but not delivered, product revenue is deferred after the announcement date until delivery occurs unless the company has established VSOE of fair value for the upgrade. VSOE of fair value of upgrades is established based upon the price set by management. We have a history of selling upgrades on a stand-alone basis.

Deferred revenue includes unearned maintenance fees, professional services fees and licenses fees.

Asset Valuation

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, goodwill, capitalized software development costs and other intangible assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon the creditworthiness of our customers, historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate, our actual bad debt experience could exceed our estimate. We capitalize software development costs once our projects have reached technological feasibility at the earlier of completion of a detailed project design or a working model. Changes in judgment as to when technological feasibility is reached could materially impact the amount of costs capitalized. We amortize capitalized software development costs over periods ranging from 18 to 24 months, which represent the periods over which we expect to generate revenues. Changes in the periods over which we actually generate revenues or the amounts of revenues generated could result in different amounts of amortization. Other intangible assets are evaluated based upon the expected period during which the asset will be utilized, forecasted cash flows, changes in technology and customer demand. Changes in judgments on any of these factors could materially impact the value of the asset. Our goodwill valuation is based upon a discounted cash flow analysis. The analysis considers estimated revenue and expense growth rates. The estimates are based upon our historical experience and projections of future activity, considering customer demand, changes in technology and a cost structure necessary to achieve the related revenues. Changes in judgments on any of these factors could materially impact the value of the asset.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” or FIN No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more- likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We adopted FIN No. 48 on January 1, 2007 and do not expect it to have a material impact on our financial statements.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements,” or FAS No. 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. We are currently evaluating the potential impact of FAS No. 157 on our financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115,” or FAS No. 159. The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. FAS

No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of FAS No. 159 on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We do not have any significant foreign currency exposure. Our revenue contracts are denominated in U.S. dollars and the vast majority of our purchase contracts are denominated in U.S. dollars. Our exposure to market risk relates primarily to the variable interest obligation on the note we incurred to fund an $800.0 dividend to EMC.

BUSINESS

VMware is the leading provider of virtualization solutions. Our virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. Our broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management. The benefits to our customers include substantially lower IT costs, choice of operating systems and a more automated and resilient systems infrastructure capable of responding dynamically to variable business demands. Our customer base includes 100% of the Fortune 100 and over 84% of the Fortune 1,000. Our customer base for our server solutions has grown to include 20,000 organizations of all sizes across numerous industries. We believe our solutions deliver significant economic value for customers, and many have adopted our solutions as the strategic and architectural foundation for their future computing initiatives.

Our solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed, increasing hardware utilization and reducing spending. In the eight years since the introduction of our first virtualization platform, we have expanded our offering with virtual infrastructure automation products to address distributed and heterogeneous infrastructure challenges such as system recoverability and reliability, backup and recovery, resource provisioning and management, capacity and performance management and desktop security. We have also complemented our virtualization platforms with a suite of related virtual infrastructure management products.

We began shipping our first product in 1999, and today we offer 16 products. Our flagship desktop product, VMware Workstation, is in its sixth generation and our flagship server product suite, VMware Infrastructure, is in its third generation. Our products are widely recognized for their innovation and quality. We believe that our technological leadership can be attributed to our highly talented R&D engineers, over 40% of whom have advanced degrees.

We believe that the addressable market opportunity for our virtualization solutions is large and expanding. IDC estimates that less than one million of the 24.8 million x86 servers and less than five million of the 489.7 million business client PCs deployed worldwide are running virtualization software. We believe industry trends towards more powerful yet under-utilized multi-core servers and the increasing complexity of managing desktop environments will drive widespread adoption of virtualization for both server and desktop deployments. We believe that our innovative virtualization solutions will enable us to maintain our leadership in this large addressable market by increasing our penetration within our substantial installed base and through the addition of new customers.

We work closely with over 200 technology partners, including leading server, processor, storage, networking and software vendors. We have shared the economic opportunities surrounding virtualization with our partners by facilitating solution development through open APIs, formats and protocols and providing access to our source code and technology. The endorsement and support of our partners have further enhanced the awareness, reputation and adoption of our virtualization solutions.

We have developed a multi-channel distribution model to expand our presence and reach various segments of the market. We derive a significant majority of our revenues from our large indirect sales channel of more than 4,000 channel partners that include distributors, resellers, x86 system vendors and systems integrators. We believe that our partners benefit greatly from the sale of our solutions through additional services, software and hardware sales opportunities. We have trained a large number of partners and end users to deploy and leverage our solutions.

We were founded in 1998 and have continued to operate in large measure as a stand-alone company following our acquisition by EMC in 2004. Our independence has been critical to building deep and mutually beneficial relationships with a broad group of partners. During 2006, we generated $703.9 million in revenues, an 82% increase over our 2005 results. We are based in Palo Alto, California with 39 offices worldwide.

Industry Background

The Proliferation of x86 Servers and Desktops Introduces New Challenges

The introduction of x86 servers in the 1980s provided a low-cost alternative to mainframe and proprietary UNIX systems. The broad adoption of Windows and the emergence of Linux as server operating systems in the 1990s established x86 servers as the industry standard. x86 server shipments represented 93% of new servers in 2006 according to IDC. The growth in x86 server and desktop deployments has introduced new operational risks and IT infrastructure challenges. These challenges include:

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Low Infrastructure Utilization.    Typical x86 server deployments achieve an average utilization of only 10% to 15% of total capacity according to IDC. Organizations typically do not run more than one application per server to avoid the risk of faults or security vulnerabilities in one application affecting the availability of another application on the same server. This “one application to one server” approach, combined with the relative inefficiency of most x86-based server applications, has resulted in significant under-utilization of x86-based server resources. IDC estimates that organizations currently maintain total excess computing capacity valued at $140 billion in the form of over-provisioned or idle servers. We believe that the industry trend towards multi-core architectures, which increase server capacity by combining two or more independent processors into a single package, will likely result in even lower utilization levels. According to IDC, more than 95% of x86-based servers currently have four processors or less. We therefore believe applications currently running on these servers are unlikely to take advantage of the eight- to sixteen-processor architectures that are likely to be the industry standard within the next few years.

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Increasing Physical Infrastructure Costs.    Although the average selling prices of servers and related IT infrastructure continue to decline, the operational costs to support this growing infrastructure have steadily increased. Most computing infrastructure must remain operational at all times, resulting in power consumption, cooling and facilities costs that do not vary with utilization levels. In some cases, the lack of adequate power supply represents the limiting factor to an organization’s ability to deploy new applications and servers. IDC estimates that organizations spent $29.0 billion in 2006 to power and cool the worldwide installed base of servers, the vast majority of which are x86 servers.

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Increasing IT Management Costs.    IDC estimates that organizations typically spend more than 80% of their overall IT budgets on the routine maintenance of existing infrastructure. As computing environments become more complex, the level of specialized education and experience required for infrastructure management personnel and the associated costs of such personnel have increased. To support the rapid growth of under-utilized servers and associated IT infrastructure, organizations spend disproportionate time and resources on manual tasks associated with server maintenance, and thus require more personnel to complete these tasks. Furthermore, automation of operational processes is inherently difficult given the complexity and heterogeneity of the environments.

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Insufficient Failover and Disaster Protection.    Organizations are increasingly affected by the downtime of critical server applications and inaccessibility of critical end user desktops. The threat of security attacks, natural disasters, health pandemics and terrorism has elevated the importance of business continuity planning for both desktops and servers. The increasing dependence on x86-based server applications has elevated the importance of protecting them against local hardware failure, application faults and human error. Traditional solutions for both high availability and business continuity are complex and costly and therefore have only been deployed for a small subset of applications.

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Desktop Management and Security.    Managing and securing enterprise desktops present numerous challenges. Controlling a distributed desktop environment and enforcing management, access and security policies without impairing users’ ability to work effectively is complex and expensive. Numerous patches and upgrades must be continually applied to desktop environments to eliminate security vulnerabilities.

The Emergence of Industry-Standard Infrastructure Virtualization

Virtualization was first introduced in the 1970s to enable multiple business applications to share and fully harness the centralized computing capacity of mainframe systems. Virtualization was effectively abandoned during the 1980s and 1990s when client-server applications and inexpensive x86 servers and desktops established the model of distributed computing. Rather than sharing resources centrally in the mainframe model, organizations used the low cost of distributed systems to build up islands of computing capacity, providing some benefits but also introducing new challenges. In 1999, VMware introduced virtualization to x86 systems as a means to efficiently address many of these challenges and to transform x86 systems into general purpose, shared hardware infrastructure that offers full isolation, mobility and operating system choice for application environments.

Virtualization can be implemented using various approaches. The most prevalent approach uses a layer of software called a “hypervisor” that resides below the operating system (see Exhibit 1). The hypervisor provides the capability to enable multiple applications and operating systems to share the underlying hardware safely by encapsulating each application and operating system in its own “virtual machine.” Organizations use this technology to run multiple applications and heterogeneous operating systems on the same hardware and across different hardware configurations, raising utilization and reducing costs.

Exhibit 1: Virtualization Enables Secure System Partitioning

The Need for Virtual Infrastructure Automation and Management

The introduction of virtualization technology presents a number of opportunities for driving capital and operational efficiency above and beyond the simple benefit of safe partitioning. By decoupling the entire software environment from its underlying hardware infrastructure, virtualization enables the aggregation of multiple servers, storage infrastructure and networks into shared pools of resources that can be delivered dynamically, securely and reliably to applications as needed (see Exhibit 2). This pioneering approach enables organizations to build a computing infrastructure with high levels of utilization, availability, automation and flexibility using building blocks of inexpensive industry-standard servers. Although virtualization represents the core enabling technology, the enormous benefits associated with this general purpose computing infrastructure cannot be fully realized without virtual infrastructure automation and management solutions.

Exhibit 2: Virtualization Enables a Distributed Virtual Infrastructure

Market Opportunity

IDC estimates the installed base of x86-based servers in 2006 at 24.8 million units, growing to 38.2 million units by 2010. According to IDC, worldwide shipments of x86 servers are expected to increase from 6.9 million units in 2005 to 9.3 million units in 2010. IDC estimates that the percentage of all new x86 server shipments running virtualization software will increase from 5% in 2005 to 17% in 2010, which implies a compound annual growth rate of approximately 41%. We believe industry trends towards more powerful yet under-utilized multi-core servers will further accelerate the widespread adoption of virtualization for server deployments.

Desktop virtualization provides organizations with the ability to manage desktop deployments through the use of virtual machines running on centralized server farms in the corporate data center or IT-managed desktop-based virtual machines. For server-based desktops, users access these desktops remotely from a desktop or a thin client using a remote display protocol. The centralized management of desktop deployments enables organizations to significantly improve the efficiency of desktop installations, upgrades, patches and backups. Desktop virtualization also enables organizations to package an IT-managed desktop within a secured virtual machine and deploy it to an unmanaged physical desktop, which can greatly reduce the manageability challenges associated with remote access deployments. IDC estimated that the installed base of business client PCs reached 489.7 million as of December 2006. We believe that companies spend approximately $1,000 to $2,000 per desktop per year to deliver the necessary manageability, security and resilience. We believe that these desktop systems and associated spending represent a significant potential market for virtualization-based solutions.

Our Solution

Our virtualization solutions run on industry-standard servers and desktops and support a wide range of operating system and application environments, as well as networking and storage infrastructure. We have designed our solutions to function independently of the hardware and operating system to provide customers with a broad platform choice. Our solutions provide a key integration point for hardware and infrastructure management vendors to deliver differentiated value that can be applied uniformly across all application and operating system environments. Key benefits to our virtualization solutions include:

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Server Consolidation and Infrastructure Optimization.    Our solutions enable organizations to achieve significantly higher resource utilization by pooling common infrastructure resources and breaking the “one application to one server” model. We believe our customers commonly achieve server consolidation ratios that average 5:1 and can achieve ratios that exceed 20:1 by using our solutions to run each of their applications in an isolated and secure virtual machine. Our solutions include numerous availability safeguards to mitigate the risk of loading multiple applications onto the same hardware platform. We have also developed tools and management products to enable easy planning and conversion of physical machines into virtual machines, as well as for the optimization and ongoing maintenance of a consolidated virtual environment.

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Physical Infrastructure Cost Reduction.    Through significant server consolidation and containment results, our solutions increase utilization rates and reduce the required number of servers and other infrastructure overhead. Our solutions enable organizations to achieve significant reductions in their physical infrastructure costs through reduced data center space, power and cooling costs required to support new and existing applications. Our solutions also allow organizations to reduce or defer capital expenditures for new data center facilities.

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Improved Operational Flexibility and Responsiveness.    Our solutions include a set of virtual infrastructure automation and management products that simplify and automate labor and resource intensive IT operations across disparate hardware, operating system and software application environments. Our virtual infrastructure automation and management solutions reduce the amount of time IT professionals must spend on largely reactive tasks, such as provisioning, configuration, monitoring and maintenance. In many cases, our solutions enable organizations to reduce the number of IT professionals required to effectively manage and maintain their infrastructure resources and to adapt their IT infrastructure more quickly to respond to changing business needs.

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Increased Application Availability and Improved Business Continuity.    Our solutions enable organizations to reduce both planned and unplanned downtime in their computing environments. For planned downtime, we provide a live migration product called VMotion that enables users to move virtual machines running applications and operating systems across physically separate machines with no service interruption or data loss. For unplanned downtime, our solutions enable organizations to create a simple, cost-effective and rapid recovery strategy for the vast majority of x86-based workloads, many of which are not currently covered by traditional recovery strategies. The use of our solutions to migrate entire virtual environments to new data center locations enables our customers to implement fast and efficient business continuity strategies.

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Improved Desktop Manageability and Security.    Our desktop virtualization solutions allow organizations to centrally host and manage desktop environments while providing a desktop-like experience to an end user. This virtual desktop infrastructure allows IT organizations to efficiently control desktop environments regardless of location, desktop hardware, operating system or business application access needs. Our virtualization solutions also allow organizations to deploy portable desktop virtual machines on unmanaged desktops while providing a layer of policy control and security around each virtual machine. The use of desktop virtualization in remote access deployments provides organizations with complete control of the hardware configuration and networking capabilities of an unmanaged desktop to ensure compliance with security policies.

Our Competitive Strengths

We believe that the following competitive strengths position us well to maintain and extend our leadership in virtualization solutions.

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Leading Technology and Market Position.    Since our founding in 1998, we have focused exclusively on pioneering virtualization technology, continuously improving our core virtualization platform and progressively expanding the application of virtualization technology to address previously unsolvable IT challenges. Our flagship desktop product, VMware Workstation, is in its sixth generation and our flagship server product suite, VMware Infrastructure, is in its third generation. Our highly skilled employee base includes many of the industry’s foremost experts in systems and virtualization technology and provides us with unparalleled experience and knowledge in delivering innovative and high-quality virtualization solutions. Our technology is the most widely deployed on the market today.

We believe that our commitment to virtualization innovation, combined with our industry-leading market position, creates strong brand recognition and preference among current and prospective customers, technology partners and resellers and accelerates the adoption of our solutions.

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Broad Product Portfolio.    We offer a broad virtualization product suite that addresses an organization’s virtualization needs from the data center to the desktop. We offer 16 virtualization-based products across three product categories. Our flagship server product suite, VMware Infrastructure, bundles several of our products to deliver superior functionality and performance, as well as seamless integration into existing infrastructure of our customers. We believe that our broad product portfolio of virtualization solutions provides us with a substantial advantage over competitors that offer discrete, point virtualization products.

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Platform Neutrality and Open Standards.    Our virtualization software enables customers to create and manage a shared pool of hardware resources that is independent of specific operating system and x86 hardware platforms. This allows our customers to deploy a heterogeneous environment of operating systems, underlying x86 hardware and associated networking and storage infrastructure. We have successfully certified more than 200 hardware platforms and successfully tested more than 60 operating systems for use with our solutions. We provide our partners access to our source code, as well as open APIs, formats and protocols to facilitate their development of interoperable and differentiated products. We also make our APIs, formats and protocols available for use by our partners and for inclusion in virtualization industry standards. We have designed our virtualization solutions to be an extension of hardware, as opposed to the operating system, resulting in a more flexible and robust solution that delivers both strategic choice and economic value to customers.

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Large Installed Base of Customers.    We have a large installed customer base of more than 20,000 organizations using our server solutions. Our customer base includes 100% of Fortune 100 companies and over 84% of Fortune 1,000 companies. Our customer base includes organizations of all sizes across numerous industries. We believe that our customers view us as a key strategic solutions provider. The performance and reliability of our products has resulted in high customer satisfaction and strong customer loyalty. Many customers have implemented a policy to standardize and run all their new applications on our solutions, presenting us with significant opportunities to expand our footprint within these organizations as they grow their IT infrastructure.

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Strong Partner Network.    We have extensive relationships with our technology, channel and consulting partners. Our network of partners continues to expand as the interest in and adoption of our technology grows. We believe the deployment of our leading virtualization solutions represents a strategic IT architecture decision for organizations, which creates significant product and services revenue opportunities for our partners. These opportunities provide strong incentives for our partners to collaborate with us to drive further adoption of our technology. We partner with more than 200 x86 system vendors, ISVs and other technology partners, as well as more than 4,000 distribution, reseller and consulting partners. The endorsement and support of our partners have further enhanced the awareness, reputation and adoption of our virtualization solutions.

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Robust Global Support Operations and Services.    We offer a full range of 24x7 support offerings for both customers and partners, ranging from incident-level to business-critical service, backed by our industry-leading expertise in virtualization solutions. We have nearly a decade of experience installing, integrating and supporting our broad virtualization solutions in various production environments for businesses of all sizes. Our support services cover a broad range of hardware platforms and software configurations. We implement a “follow the sun” approach to deliver continuous customer support through our locations on three continents. We believe that our global support organization and capabilities positively impact our customer satisfaction, maintenance renewal levels and specifically differentiate us from smaller virtualization solution competitors.

Our Growth Strategy

Our objective is to extend our market leadership in virtualization solutions. To accomplish this objective, we intend to:

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Broaden our Product Portfolio.    We continue to innovate and develop new server and desktop solutions and offer additional services that enhance the value of our current offerings. For example, the introduction of our VMware Infrastructure 3 product suite in 2006 expanded our offerings to include new capabilities in high availability, resource management and backup and recovery. We intend to provide our existing and prospective customers with additional solutions that will leverage virtualization technology to further optimize the value and reliability of their computing infrastructure. We may also pursue the acquisition of companies with complementary products and technologies that we believe will enhance our suite of offerings.

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Promote Operating System and Hardware Neutrality.    We have designed and plan to maintain our core virtualization platforms as an operating system-independent extension of x86 hardware. By offering the functionality to pool and manage the resources of multiple servers and networking and storage infrastructure, our virtualization solutions extend beyond server virtualization to enable a next-generation, operating system-agnostic, distributed computing infrastructure with significant scalability, reliability, security, availability and flexibility.

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Expand our Network of Technology and Distribution Partners.    We believe that the endorsement and support of our partners and user community accelerate the adoption of our solutions. We focus on enabling our partners to realize new economic opportunities through the integration and distribution of our solutions. We intend to expand our network of technology and distribution partners and increase the value our solutions provide to the hardware and software solutions of our partners. We will continue to collaborate with, and create additional revenue opportunities for, our partners to encourage their efforts to drive adoption and sales of our virtualization solutions.

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Increase Sales to Existing Customers and Pursue New Customers.    We believe we have a significant opportunity to increase our sales to existing customers by targeting additional business units, pursuing upgrades and broad enterprise deployments and enhancing the functionality of our existing solutions. We will continue to aggressively pursue new customers globally by expanding our direct and indirect sales channels and our services offerings to complement our virtualization technology.

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Increase Market Awareness and Drive Adoption of Virtualization.    We offer free solutions, which include VMware Player, VMware Server and VMware Converter. These entry-level solutions allow customers to evaluate the benefits of our virtualization technology and subsequently purchase advanced versions of our solutions. Our free software offerings, together with more than 400 third-party applications distributed in virtual appliances, provide an entry point for potential customers that can lead to additional product sales and broad adoption of our technology. We also host our annual VMworld industry conference to increase global awareness of virtualization solutions.

Our Products and Technology

We offer a broad portfolio of products that spans the consumer desktop to the enterprise data center. Our products generally fall into three categories (see Exhibit 3):

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Virtualization Platforms.    Our virtualization platforms include a hypervisor for system partitioning that provides the capability to safely, securely and efficiently run multiple operating systems simultaneously on the same physical machine. Our platforms range from free, entry-level products for the desktop and server to more feature-rich desktop and server platforms.

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Virtual Infrastructure Automation.    Our virtual infrastructure automation products utilize the unique benefits of our virtualization platforms to automate system infrastructure services, such as resource management, availability, mobility and security. By deploying our virtual infrastructure automation products with our virtualization platforms, VMware customers can reduce the operational complexity of their environments.

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Virtual Infrastructure Management.    Unlike our virtual infrastructure automation products, which improve the runtime availability and reliability of the virtual machines, our virtual infrastructure management products automate the interaction between various IT constituencies and the virtual infrastructure for a specific set of point solutions. These solutions range from capacity sizing and assessment to development lab management.

Exhibit 3: VMware Product Portfolio

Virtualization Platform Products

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VMware Player.    VMware Player is a free virtualization platform that enables individuals to run virtual machines on their desktops but does not allow virtual machine creation. We use VMware Player primarily as an awareness tool to familiarize individuals with the concept of virtual machines. VMware Player has been downloaded more than 2.6 million times since it was made generally available in December 2005.

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VMware Workstation.    VMware Workstation is a desktop virtualization product for software developers and enterprise IT professionals who need to run multiple operating systems simultaneously on a single desktop. Users can run Windows, Linux, NetWare or Solaris x86 in fully networked, portable virtual machines with no rebooting or hard drive partitioning required. VMware Workstation delivers excellent performance and advanced features, such as memory optimization and the ability to manage multi-tier configurations and multiple snapshots.

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VMware Server.    VMware Server is a free virtualization platform that enables simple partitioning of a server into multiple virtual machines. VMware Server runs as an application on top of an existing Windows or Linux operating system, unlike our VMware ESX Server platform, which runs its own microkernel. VMware Server is principally an awareness tool for administrators to become familiar with virtualization, though customers may opt to pay an annual support and subscription fee if they would like the product supported in a production or test environment. VMware Server has been downloaded more than 1.7 million times since it was made generally available in November 2006.

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VMware ESX Server.    VMware ESX Server is our enterprise-class virtualization platform that runs directly on the hardware with its own microkernel and requires no third-party operating system. VMware ESX Server is designed expressly for the purpose of running virtual machines securely, efficiently and flexibly. VMware ESX Server’s microkernel architecture provides numerous efficiencies and performance benefits, including advanced resource management features, such as memory over-commitment and share-based resource allocations to guarantee quality of service. VMware ESX Server also has built-in redundancy features, such as device teaming and storage multi-pathing, to mitigate the risk of any component failure in a high-density, shared environment.

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VMware Virtual SMP.    VMware Virtual SMP enables a single virtual machine to use up to four physical processors simultaneously, thereby allowing customers to run processor- and resource-intensive applications in virtual machines.

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VMware VMFS.    VMware VMFS is a clustered file-system and volume manager that enables multiple ESX Servers to safely, efficiently and reliably share block-based storage. It was designed expressly for the purpose of handling virtual machines and is required to enable reliable use of our Virtual Infrastructure Automation products.

Virtual Infrastructure Automation Products

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VMware VirtualCenter.    VMware VirtualCenter provides a central point of control to provision, monitor and manage a virtualized IT environment. VMware VirtualCenter also manages the runtime coordination of infrastructure automation products, such as VMware VMotion, VMware DRS and VMware HA, and provides outbound software interfaces for network and systems management software vendors to incorporate these technologies and other elements of virtual machine management into their user consoles.

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VMware VMotion.    VMware VMotion allows users to move virtual machines with running applications and operating systems from one physical machine to another with no service interruption or data loss. Our customers have used VMware VMotion for more than three years to improve service levels delivered to their end users. Customers typically use VMware VMotion to perform zero-downtime planned hardware maintenance, non-disruptive server migration or dynamic resource repurposing.

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VMware DRS.    VMware DRS creates resource pools from an aggregation of physical servers. VMware DRS dynamically allocates virtual machines to resource pools on demand. Once virtual machines have been provisioned, VMware DRS continuously monitors utilization across the resource pool and intelligently balances a collection of virtual machines across the servers in the resource pool using VMware VMotion. The VMware DRS resource management policies may be driven by pre-defined and automated rules that reflect business needs and priorities. VMware DRS delivers higher quality of service by managing resource commitments in a shared environment.

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VMware HA.    VMware HA provides automated recovery from hardware failure for any application running in a virtual machine, regardless of its operating system or underlying hardware configuration. The technology includes an in-memory, replicated database across all of the VMware ESX Servers in a resource pool that tracks the status of every virtual machine. In the event of a failure, affected virtual machines are immediately recovered onto alternate systems. This technology addresses a key need to make workloads instantly recoverable to mitigate the impact of hardware failures in a shared environment.

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VMware Consolidated Backup.    VMware Consolidated Backup (VCB) enables LAN-free, automated backup of virtual machines from a centralized backup proxy. The product includes software utilities for third-party backup products to efficiently snapshot and back up running virtual machines from a single, secure proxy server. VCB can be used to perform both file-level and full-system backup and recovery with an existing backup infrastructure. It provides a critical, zero-downtime solution to manage the increased density of backup operations in a highly utilized shared environment.

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VMware ACE.    VMware ACE enables desktop administrators to lock down desktop endpoints and protect critical company resources against the risks presented by unmanaged desktops. With VMware ACE, desktop administrators package an IT-managed desktop within a secured virtual machine and deploy it to an unmanaged physical desktop. Once installed, VMware ACE provides a suite of automated security policies around the virtual machine, such as encryption, expiration, network and device access policies, transforming the unmanaged desktop to ensure compliance with security policies.

Virtual Infrastructure Management Products

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VMware Capacity Planner.    VMware Capacity Planner is a hosted application that enables VMware service providers to perform capacity assessments onsite at a customer facility. The service provider installs and runs a collector at the customer facility that conducts agent-less discovery and collection of performance information for all servers in an environment. VMware Capacity Planner loads this performance information into a hosted data warehouse and provides web-based analytics tools and consolidation recommendations to the service provider.

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VMware Converter.    VMware Converter enables customers to quickly and reliably convert local and remote physical machines into virtual machines. Users may also input third-party image formats or third-party virtual machines into VMware Converter to create virtual machines that run on our platforms.

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VMware Virtual Desktop Infrastructure.    VMware Virtual Desktop Infrastructure (VDI) enables companies to host individual desktops inside virtual machines running on centralized servers in their data center. Users access these virtual desktops remotely from a physical desktop or a thin client using a remote display protocol. Since applications are managed centrally at the corporate data center, organizations gain better control over their desktop deployments. Unlike other server-based solutions that do not provide a complete desktop experience or require specific architectures, VDI includes full desktop environments familiar to end users and not limited by hardware or location.

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VMware Lab Manager.    VMware Lab Manager automates the setup, capture, storage and sharing of multi-machine software configurations for development and staging environments. Using VMware Lab Manager, development and test teams can access multiple software configurations and virtual machines on demand through a self-service portal.

Support and Services

We believe that our strong services organization and frequent customer touch points help establish loyal customers that provide references and help promote our technology across various industries. We have implemented a broad services strategy that leverages the professional services organizations of our partners. We have also established our own services offerings to complement our partners’ services offerings and to ensure customer satisfaction, drive additional sales and promote renewals and upgrades. Our services offerings include customized solutions and onsite support that enable us and our channel partners to provide a positive overall customer experience.

We have established our global customer support organization, VMware Global Support Services, to align with and support our expanding customer base.

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VMware Global Support Services.    We offer a suite of proactive, top-quality support packages backed by industry-leading expertise. We offer three maintenance programs, Platinum, Gold and Silver, that include our support along with periodic minor updates and enhancements to our products. A majority of our server customers purchase Platinum support. In addition to phone support, our customers have access to an online product support database for help with troubleshooting and operational questions. These programs are offered on an annual or multi-year subscription basis. Our support teams, located in

California, Canada, Ireland, India and Japan, provide first response and manage the resolution of customer issues. In addition, we have authorized certain systems vendors to provide support for our products on our behalf.

We also offer a range of professional services under our VMware Professional Services offering, which includes:

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VMware Consulting Services.    VMware Certified Professionals provide on-site assistance throughout the virtualization adoption lifecycle to accelerate the implementation of our virtualization solutions. VMware Certified Professionals conduct initial assessments and upgrade workshops and prepare detailed implementation project plans. Once customers are ready for standardization across their enterprise, VMware Certified Professionals help integrate virtual infrastructure into enterprise systems and processes.

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VMware Education Services.    VMware courses provide extensive hands-on labs, case study examples and course materials. Customers work in teams of two on servers located offsite using a variety of remote access technologies.

Technology Alliances

Consistent with our partner-centric strategy, we have engaged a broad group of hardware and software vendors to cooperatively advance virtualization technology through joint marketing, product interoperability, collaboration and co-development. We create opportunity for partners by enabling them to build products that utilize our virtualization technology and create differentiated value through joint solutions.

We have over 200 technology partners with whom we bring joint offerings to the marketplace. We classify our partners as:

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Independent Hardware Vendors (IHVs).    We have established strong relationships with large system vendors, including IBM, HP, Dell, NEC, Fujitsu, Fujitsu-Siemens and Sun, for joint certification and co-development. We also work closely with Intel, AMD and other IHVs to provide input on product development to enable them to deliver hardware advancements that benefit virtualization users. We coordinate with the leading storage and networking vendors to ensure joint interoperability, as well as to enable our software to access their differentiated functionality.

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Independent Software Vendors (ISVs).    We partner with leading systems management, infrastructure software and application software vendors to enable them to deliver value-added products that integrate with our VMware Infrastructure suite of products. Our Technology Alliance Program facilitates joint solution creation and coordinated go-to-market activities with our partners. Our ISV partners have distributed over 400 software applications as virtual appliances.

In addition to developing open APIs, formats and protocols at multiple levels in our products, we provide source code access to select partners in our “Community Source” program to facilitate joint development and partner differentiation. We provide access to our ESX source code to over 300 developers from more than 30 partners for joint development projects. We also work with our industry partners to promote and foster the adoption of industry standards.

We invest in testing and certification infrastructure to rigorously ensure our software works well with major hardware and software products. We have certified over 200 hardware platforms and have successfully tested over 60 operating systems for use with our solutions. We believe that the scale and scope of this effort is a significant competitive advantage.

Research and Development

We have made and intend to make significant investments in research and development. We have assembled a strong group of developers with system-level and system management software expertise. We employ approximately 1,100 professionals in our R&D organization and over 40% of the developers in the R&D organization have advanced degrees. We also have strong ties to leading academic institutions around the world and support academic programs that range from shared source code for research to sabbatical programs for visiting professors.

We prioritize our product development efforts through a combination of engineering-driven innovation and customer and market-driven feedback. Our research and development culture places high value on innovation, quality and open collaboration with our partners. We currently participate in numerous standards groups. For example, we co-chair the Distributed Management Task Force (DMTF) working group on System Virtualization, Partitioning and Clustering and chair the Standard Performance Evaluation Corporation (SPEC) working group on virtualization. We believe the strength of our research and development organization is a competitive differentiator.

Sales and Marketing

We sell our products largely through an indirect network of distributors, resellers, x86 system vendors and systems integrators. We also have a direct sales force that complements these efforts. As of March 31, 2007, we had agreements with more than 4,000 channel partners and employed approximately 1,100 sales and marketing personnel. We maintain sales offices in 31 countries.

We primarily sell our software under perpetual licenses, and our sales contracts generally require customers to purchase maintenance for the first year. Our sales cycle ranges from less than 90 days to over a year depending on several factors, including the size and complexity of the customer’s infrastructure.

Our marketing efforts focus on communicating the benefits of our solutions and educating our customers, distributors, resellers, x86 system vendors, systems integrators, the media and analysts about the advantages of our innovative virtualization technology. We raise the awareness of our company, market our products and generate sales leads through industry events, public relations efforts, marketing materials, free downloads and our website. On average, our website receives approximately 400,000 unique visitors each week, as measured by a third-party tracking system. We also have created an online community called VMware Technology Network (VMTN) that enables customers and partners to share and discuss sales and development resources, implementation best practices, and industry trends among other topics.  Attendance at VMworld, the largest annual industry conference on virtualization and hosted by VMware, has grown from approximately 1,400 attendees in 2004 to more than 6,700 attendees in 2006. We also offer management presentations, seminars and webinars on our products and topics of virtualization. We believe a combination of these efforts strengthens our brand and enhances our leading market position in our industry.

Customers

Our customers include 100% of the Fortune 100 and over 84% of the Fortune 1,000. As of January 2007, our customer base for our server solutions has grown to include 20,000 organizations of all sizes across numerous industries. Our customer deployments range in size from a single virtualized server for small businesses to up to thousands of virtual machines for our largest enterprise customers. In periodic third-party surveys commissioned by us, our customers indicate very high satisfaction rates with our products and many have indicated a strong preference for repeat purchases.

Competition

The virtual infrastructure market is evolving, and we expect to face increased competition in the future. We compete with large and small companies in different segments of the virtualization market, and expect that new entrants will enter the market and may develop technologies that, if commercialized, may compete with our products.

We believe that the key competitive factors in the virtual infrastructure market include:

•	the level of innovation, quality and maturity of product offerings;

•	the ability to provide full virtual infrastructure solutions;

•	the proven track record of formulating and delivering a roadmap of virtualization capabilities;

•	pricing of products, individually and in bundles;

•	the ability to attract and preserve a large installed base of customers;

•	the ability to offer products that support multiple hardware platforms and operating systems;

•	the ability to create and maintain partnering opportunities with hardware and infrastructure software vendors and development of robust indirect sales channels; and

•	the ability to attract and retain virtualization and systems experts as key employees.

Microsoft is our primary competitor for virtualization solutions. Microsoft currently provides products that compete with some of our entry-level offerings and has announced its intention to provide products that will compete with some of our enterprise-class products in the future. We have developed our virtualization solutions as a software layer between the hardware and the operating system that is not tied to a specific operating system. We believe our approach is differentiated from Microsoft’s and delivers significant flexibility and superior economic value to customers.

We also compete with small companies whose products are based on emerging open-source technologies for system virtualization. In addition, we compete with companies that take different approaches to virtualization. However, we believe these solutions offer limited support for heterogeneous operating system deployments. Furthermore, our VMware Infrastructure suite competes with products that provide high availability clustering, workload management and resource management.

We also expect to compete with new entrants to the virtualization market, which may include parties currently selling our products or our current technology partners. Many of our current and future competitors have longer operating histories, greater name recognition and greater financial, sales and marketing and other resources than do we. We believe our market leadership, large customer base, strong partner network, broad and innovative solutions suite and platform-agnostic approach position us favorably to compete effectively for the foreseeable future.

Intellectual Property

To date, the United States Patent and Trademark Office has issued us 21 patents covering various aspects of our server virtualization and other technologies. We also have numerous United States provisional and non-provisional patent applications pending that cover other aspects of our virtualization and other technologies.

We have been issued trademark registrations in the United States, the European Community and Japan covering the trademarks VMWARE for use in connection with computer software, clothing and reference materials, and VMWORLD for use in connection with educational seminars. VMWARE also is our registered trademark in Australia, Canada, the Republic of Korea, Mexico, Singapore and Taiwan. We also have trademark applications pending to register the VMWARE mark in China, India and Israel. In addition, we have registered trademarks for GSX SERVER and P2V in the United States and for MULTIPLEWORLDS in Japan.

We also rely on intellectual property protections, such as copyrights and trade secrets.

Employees

As of March 31, 2007, we had approximately 3,000 employees in offices worldwide. Of these employees, approximately 1,100 are engaged in sales and marketing, 1,100 in research and development, 500 in support and services and 300 in finance, administration and operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Facilities

Our corporate headquarters is located in Palo Alto, California. We have nine office leases and subleases in Palo Alto totaling 387,000 square feet of office space. Globally, we have a total of 39 leases and subleases totaling 610,000 square feet at this time, of which 17 are leases through EMC. Currently, we have no owned properties.

In addition, we are presently constructing our new corporate headquarters in Palo Alto, California. Upon the consummation of the offering, we will purchase from EMC our new headquarter facilities for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $             as of             , 2007. This 462,000 square foot office complex will be comprised of six buildings, which are expected to be completed in 2007 and 2008. We expect to relocate to our new corporate headquarters site from our several existing Palo Alto offices as the leases on those properties expire.

We believe that our current facilities, including our new headquarter facilities, are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

We are a party to legal proceedings which we consider routine and incidental to our business. Our management does not expect the results of any of these actions to have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of April 17, 2007 are as follows:

Name	Age	Position(s)
Diane B. Greene	51	President, Chief Executive Officer and Director
Carl M. Eschenbach	40	Executive Vice President of Worldwide Field Operations
Mark S. Peek	49	Chief Financial Officer
Rashmi Garde	41	Vice President and General Counsel
Thomas J. Jurewicz	42	Vice President of Finance
Joseph M. Tucci	59	Chairman of the Board of Directors
Michael W. Brown	61	Director
John R. Egan	49	Director
David I. Goulden	47	Director
David N. Strohm	59	Director

Diane B. Greene has been a director of VMware since April 2007. Ms. Greene is a founder of VMware and has served as its President and CEO from its inception in 1998. Ms. Greene has also served as an Executive Vice President of EMC since January 2005. Ms. Greene is also a director of Intuit Inc., a provider of business, financial management and tax solutions for small businesses, consumers and accountants.

Carl M. Eschenbach is the Executive Vice President of Worldwide Field Operations at VMware. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. He has also held various sales management positions with 3Com Corporation, Lucent Technologies and EMC.

Mark S. Peek has been our Chief Financial Officer since April 2007. Prior to joining VMware, he served as Senior Vice President and Chief Accounting Officer of Amazon.com, Inc. from July 2002. Prior to joining Amazon.com in April 2000, Mr. Peek spent nineteen years at Deloitte & Touche, the last ten years a partner. Mr. Peek is expected to assume the role of our principal financial officer and principal accounting officer following a brief transition period.

Rashmi Garde is Vice President and General Counsel at VMware. She joined the company in 2001. Prior to joining VMware, she was Senior Corporate Counsel at Electronics for Imaging, Inc., a printing technology company, and was an associate with Graham & James LLP and Fenwick & West LLP.

Thomas J. Jurewicz is the Vice President of Finance at VMware. He joined the company in 1999 and has acted as our principal financial officer since July 2006. Prior to joining VMware, he was Vice President of Finance at CMC Industries, Inc., a contract manufacturer for technology clients.

Joseph M. Tucci has been the Chairman of the Board of Directors of VMware since April 2007. He is the Chairman, Chief Executive Officer and President of EMC. Prior to joining EMC in January 2000, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an IT services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an IT services company, from December 1993 to June 1999. Mr. Tucci is also a director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.

Michael W. Brown has been a director of VMware since April 2007. Mr. Brown has been an EMC director since 2005. From August 1994 to July 1997, Mr. Brown served as Vice President and Chief Financial Officer of

Microsoft Corporation. He was Vice President, Finance of Microsoft from April 1993 to August 1994. He joined Microsoft in December 1989 and served as Treasurer from January 1990 to April 1993. Prior to joining Microsoft, Mr. Brown spent 18 years with Deloitte & Touche LLP in various positions. Mr. Brown is also a director of Administaff, Inc., a professional employer organization providing services such as payroll and benefits administration, and Thomas Weisel Partners Group, Inc., a publicly traded investment bank.

John R. Egan has been a director of VMware since April 2007. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998. From May 1997 to September 1998, Mr. Egan served as Executive Vice President, Products and Offerings of EMC. From January 1992 to June 1996, he served as Executive Vice President, Sales and Marketing of EMC. Mr. Egan is also a director of EMC and NetScout Systems, Inc., a provider of network and application performance management solutions.

David I. Goulden has been a director of VMware since April 2007. He is Executive Vice President and Chief Financial Officer of EMC. Mr. Goulden served as EMC’s Executive Vice President, Customer Operations from April 2004 to August 2006. He served as EMC’s Executive Vice President, Customer Solutions and Marketing and New Business Development from November 2003 to April 2004 and as Executive Vice President, Global Marketing and New Business Development from July 2002 to November 2003. Prior to joining EMC, Mr. Goulden served in various roles, including as a member of the Board of Management, President and Chief Operating Officer for the Americas and Asia Pacific, at Getronics N.V.

David N. Strohm has been a director of VMware since April 2007. He has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001 and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a director of EMC and was a director of LEGATO Systems, Inc. from its founding in 1988 until its acquisition by EMC in October 2003.

Board of Directors

Our board of directors is composed of six members. Upon the completion of this offering, the board of directors will be divided into three classes, with each class serving for a staggered three-year term. The board of directors will consist of      class I directors,                 ;      class II directors,                 ; and      class III directors,                 .  At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2008, 2009 and 2010, respectively.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under both the New York Stock Exchange and the NASDAQ Global Market listing standards. A controlled company need not comply with the applicable New York Stock Exchange or NASDAQ Global Market corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and corporate governance and nominating committees. Because more than 50% of the voting power of our company will be held by EMC immediately following this offering, we will qualify as a “controlled company” under the rules of the New York Stock Exchange and the NASDAQ Global Market. Immediately following this offering, we will avail ourselves of the controlled company exception provided under those rules. However, we plan to voluntarily comply with the requirements that we have independent compensation and corporate governance and nominating committees. We are not required to maintain compliance with these requirements. In the event that we are no longer a controlled company, we will be required to have a majority of independent directors on our board of directors and to have compensation and corporate governance and nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company.

Committees of the Board of Directors After This Offering

Audit Committee

Our audit committee consists of Messrs. Brown, Goulden and Strohm. Mr. Brown is the chair of the committee. Messrs. Brown and Goulden are our audit committee financial experts. The New York Stock Exchange and the NASDAQ Global Market corporate governance rules require that each issuer has an audit committee of at least three members, and that one independent director (as defined in those rules) be appointed to the audit committee at the time of listing, a majority within 90 days after listing and the entire committee within one year after listing. Messrs. Brown and Strohm are independent directors. We intend to modify the composition of the committee as needed to continue to comply with those rules.

Our audit committee will assist with board oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence and the performance of our internal audit function and independent auditor and prepares the report required to be prepared by the audit committee pursuant to the rules of the SEC for inclusion in our proxy statement. Our board of directors will adopt a written charter for the audit committee, which we will make available on our website.

Compensation Committee

Our compensation committee will consist of          members. Our compensation committee will recommend compensation for non-employee directors, evaluate and set compensation for the Chairman of our board of directors, our executive officers and monitor all general compensation programs.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of          members. Our corporate governance and nominating committee will oversee and advise the board of directors with respect to corporate governance matters, assist the board of directors in identifying and recommending qualified candidates for nomination to the board of directors, make recommendations to the board of directors with respect to assignments to committees of the board of directors and oversee the evaluation of the board of directors.

Director Compensation

We have not paid any compensation to members of our board of directors for their services as directors. After completion of this offering, our independent directors will receive annual compensation of $             and compensation of $             for each board meeting attended in person and $             for each board meeting attended via teleconference. In addition, the chairperson of our audit committee will receive additional annual compensation of $            . Each committee member other than a committee chairperson will receive $             for each committee meeting attended in person or via teleconference, and the chairpersons of our compensation committee and corporate governance and nominating committee will receive $             for each committee meeting attended in person or via teleconference. We will also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings.

Stock Ownership of Directors & Executive Officers in VMware

The following table sets forth the number of shares of VMware common stock beneficially owned on April     , 2007 by each of our executive officers including our former chief financial officer and each director and all of our directors and executive officers as a group. This table assumes all VMware executive officers tender their existing EMC options and restricted stock awards in the exchange offer at the assumed prices for EMC and VMware stock set forth in “The Offering,” but excludes options expected to be granted at the consummation of the offering. Except as otherwise noted, the individual directors or executive officers or their family members have sole voting and investment power with respect to such securities.                  shares of

VMware Class A common stock will be outstanding upon the completion of this offering, including the offering of              shares in this offering, assuming that all employees eligible to participate in the exchange offer tender their existing EMC options and restricted stock awards in the exchange offer at the assumed prices for EMC and VMware stock set forth in “The Offering,” and including options expected to be granted at the consummation of the offering.

Name	Number of Shares of VMware Common Stock Beneficially Owned	Percentage of VMware Common Stock Beneficially Owned
Diane B. Greene		*
Carl M. Eschenbach		*
Mark S. Peek		*
Rashmi Garde		*
Thomas J. Jurewicz		*
Joseph M. Tucci		*
Michael W. Brown		*
John R. Egan		*
David I. Goulden		*
David N. Strohm		*
Paul Auvil**		*
All directors and executive officers as a group (11 persons)			%

*	Represents beneficial ownership of less than 1%.
**	Our former chief financial officer.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee of any other entity that has an executive officer serving as a member of our board of directors.

Our board of directors did not have a compensation committee at the time the compensation for our executive officers for 2006 and 2007 was established.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

Our named executive officers are Diane B. Greene, President and Chief Executive Officer; Thomas J. Jurewicz, Vice President of Finance; Carl M. Eschenbach, Executive Vice President of Worldwide Field Operations; Rashmi Garde, Vice President and General Counsel; and Paul Auvil, former Chief Financial Officer. These individuals are referred to as the “Named Executive Officers.” Mr. Auvil voluntarily terminated employment on July 13, 2006.

Background

Prior to this offering, the elements of the compensation of the Named Executive Officers were determined or approved by EMC. Accordingly, certain elements of the compensation payable to VMware employees, including the Named Executive Officers, relate to compensation arrangements designed by EMC prior to the consummation of the offering. These compensation arrangements, as well the compensation arrangements we expect to adopt and maintain after the consummation of the offering, are discussed below. Our compensation committee may adopt new arrangements or alternative arrangements following this offering in addition to those discussed below.

Objectives of our Executive Compensation Program

It is expected that the objectives of our executive compensation program will be:

•	to motivate our executives to achieve our strategic, operational and financial goals;

•	to reward superior performance;

•	to attract and retain exceptional executives; and

•	to align the interests of our executives and our stockholders.

To achieve these objectives, our compensation committee is expected to implement and maintain compensation plans that tie a substantial portion of our executive compensation to the achievement of pre-determined performance goals and the price of our Class A common stock. Our compensation committee may adopt other arrangements as it may determine from time to time to best meet our compensation objectives.

Elements of our Executive Compensation Program

Base Salary

In general, base salaries for the Named Executive Officers are determined by evaluating the responsibilities of the executive’s position, the executive’s experience and the competitive marketplace. Any future base salary adjustments are expected to take into account changes in the executive’s responsibilities, the executive’s performance and changes in the competitive marketplace.

Cash Bonus Plans

The Named Executive Officers, as well as many of our employees, participate in our Company Bonus Program, or the Bonus Program. The annual target bonus opportunity under the Bonus Program has two components, the Revenue and Profit Contribution Plan and the Management by Objectives Plan, or MBO.

Bonus opportunities under the Revenue and Profit Contribution Plan are directly linked to our revenue and profit contribution; bonuses are payable based upon our achievement of revenue and profit contribution targets for the first and second halves of each year. As a result of our strong performance in 2006, payments under the

Revenue and Profit Contribution Plan exceeded targets. Mr. Auvil was not eligible for a second-half bonus as a result of his voluntary termination of employment in July 2006. Mr. Eschenbach does not participate in the Revenue and Profit Contribution Plan portion of the Bonus Program since he participates in a revenue bookings compensation arrangement as described below.

The MBO provides many of our employees, including our Named Executive Officers, with the opportunity to earn first- and second-half cash bonuses contingent upon corporate achievement of revenue and profit contribution targets and individual achievement of performance goals over the same period. The primary purpose of the MBO is to focus our employees on the completion of goals that will help us achieve our long-term strategic objectives. For 2006, individual performance goals pertained to financial measures, strategic initiatives, total customer experience and product development. For 2006, the funding of the MBO was dependent upon corporate revenue and profit measures.

The MBO is funded at 100% if all of the revenue and profit targets are met; funding is reduced if these targets are not achieved, with the reduction increasing as the level of achievement decreases. The number of goals that may be assigned under the MBO for each six-month period can vary, as well as the relative weighting assigned to the goals. The MBO bonuses for 2006 were a function of the percentage of revenue and profit contribution targets achieved in the first and second halves of 2006. The number of individual performance goals assigned to the Named Executive Officers in the first and second halves of 2006 varied, but typically between four and eight individual performance goals were assigned in each six-month period.

Our Named Executive Officers, except as noted below, each received their target bonuses for the first and second halves under the MBO because they achieved all of their individual performance goals and because the revenue and profit contribution targets were also achieved. Mr. Auvil received a payment equal to 80% of his first-half target since not all of his individual performance goals were achieved. Mr. Auvil was not eligible for a second-half bonus given his termination of employment in July of 2006. We experienced strong performance in 2006, resulting in the full funding of the MBO.

Mr. Eschenbach also participates in a revenue bookings compensation arrangement under which he is eligible to receive commissions based on bookings in the first and second halves of each year. For the first half of 2006, if a target level of bookings was achieved, Mr. Eschenbach could earn a commission of $61,250 and could earn increased commissions as bookings exceeded the target amount. For the second half of 2006, Mr. Eschenbach could earn a commission of $61,250 if a target level of bookings was achieved and could earn increased commissions for bookings above the target amount. The second-half bookings target was substantially higher than the first half bookings target. For 2006, Mr. Eschenbach earned $197,281 under his revenue bookings compensation arrangement. Mr. Eschenbach also received a discretionary bonus from EMC’s Chief Executive Officer in recognition of his strong performance in 2006.

Long-Term Equity Incentives

We believe strongly that equity awards will align the interests of our employees with those of our stockholders. To facilitate this alignment, our board of directors intends to adopt the 2007 Equity and Incentive Plan and also to authorize the exchange offer, which will allow our eligible employees to tender restricted EMC stock or vested and unvested EMC options for restricted VMware stock or unvested VMware options, respectively.

We expect that we will make broad-based equity awards to our employees to help us achieve our strategic objectives by:

•	motivating our employees, including the Named Executive Officers, to achieve our financial goals;

•	promoting retention through the use of multi-year vesting schedules; and

•

aligning the interests of our employees, including the Named Executive Officers, with our stockholders because the value of our equity awards will be tied to increases in the value of our Class A stock.

Our employees, including the Named Executive Officers, have been granted EMC stock options, EMC restricted stock and EMC performance-accelerated restricted stock, or PARs. The stock options granted by EMC generally vest at the rate of 20% per year on each of the first five anniversaries of the grant date, subject to the recipient’s continued employment. Restricted stock granted to VMware employees vests subject to continued employment over no less than three years. PARs granted to VMware employees generally vest on the fifth anniversary of their grant date, subject to the continued employment of the award recipient. PARs may vest at an accelerated rate, generally with respect to one-quarter of the underlying shares in each of the first four years following grant, if annual profit contribution and revenue goals are met. As described below under “Exchange Offer,” VMware employees may tender their EMC equity awards for VMware equity awards. To date, the terms and conditions and the size of the equity awards granted to the Named Executive Officers have been approved or determined by EMC. After the consummation of this offering, the terms and conditions and the size of VMware equity awards will be determined or approved by our compensation committee.

2007 Equity and Incentive Plan

Our board of directors intends to adopt the 2007 Equity and Incentive Plan in             , 2007. The plan is a comprehensive incentive compensation plan which permits us to grant both equity-based and non-equity based compensation awards to employees and independent contractors of VMware and its subsidiaries, to certain employees of EMC who are assigned to perform services exclusively for VMware and to our non-employee directors. The purpose of the plan is to attract, motivate and retain such persons and to encourage stock ownership by such persons, thereby aligning their interest with those of our stockholders.

Awards under the 2007 Equity and Incentive Plan may be in the form of stock options (either incentive stock options or non-qualified stock options), or other stock-based awards, including awards of restricted stock, restricted stock units and stock appreciation rights. The plan also provides for the grant of cash-based awards. The following is a summary of the principal types of awards available under the plan:

•

Stock Options.  Stock options represent the right to purchase shares of our Class A common stock within a specified period of time at a specified price. The exercise price for a stock option will be not less than 100% of the fair market value of the common stock on the date of grant. Stock options will have a maximum term of ten years from the date of grant. Stock options granted may include those intended to be “incentive stock options” within the meaning of Section 422 of the Code.

•

Restricted Stock and Restricted Stock Units.  Restricted stock is a share of our Class A common stock that is subject to a risk of forfeiture or other restrictions that will lapse subject to the recipient’s continued employment or the attainment of performance goals. Restricted stock units represent the right to receive shares of our Class A common stock in the future (or cash determined by reference to the value of our Class A common stock), with the right to cash or future delivery of the shares also subject to the recipient’s continued employment or the attainment of performance goals.

•

Stock Appreciation Rights.  Stock appreciation rights entitle the holder upon exercise to receive cash or shares of our Class A common stock having a value equal to the excess of (i) the value of the number of shares with respect to which the right is being exercised (which value is based on fair market value at the time of such exercise) over (ii) the exercise price applicable to such shares. The exercise price for a stock appreciation right will be not less than 100% of the fair market value of our Class A common stock on the date of grant.

•

Other Stock-Based or Cash-Based Awards.  Our compensation committee will be authorized to grant awards in the form of other stock-based awards or other cash-based awards, as deemed to be consistent with the purposes of the 2007 Equity and Incentive Plan. The maximum value of the aggregate payment with respect to cash-based awards under the 2007 Equity and Incentive Plan in respect of an annual performance period is $            .

The maximum number of shares reserved for the grant or settlement of awards under the 2007 Equity and Incentive Plan is             , and not more than              shares may be granted to any plan participant under the plan in any twelve-month period, subject in each case to adjustment in the event of a dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction. In addition to the shares referenced in the preceding sentence, the shares subject to awards granted pursuant to the exchange offer (described below) will be issued under the plan. Any shares subject to awards which are cancelled, forfeited or otherwise terminated or satisfied without the issuance of shares will again be available for grants under the plan.

Our compensation committee will administer the 2007 Equity and Incentive Plan. The compensation committee will have the ability to: select individuals to receive awards; select the types of awards to be granted; determine the terms and conditions of the awards, including the number of shares, the purchase price of the awards, and restrictions and performance goals relating to any award; establish the time when the awards and/or restrictions become exercisable, vest or lapse; determine whether options will be incentive stock options; and make all other determinations deemed necessary or advisable for the administration of the plan. The compensation committee may grant awards which, in the event of a “change in control” of VMware, become fully vested and exercisable.

Under the 2007 Equity and Incentive Plan, awards are generally non-transferable other than by will or by the laws of descent and distribution. However, our compensation committee in its sole discretion may grant transferable nonqualified stock options that upon becoming fully vested and exercisable may be transferred to a third-party pursuant to an auction process approved or established by VMware.

Our board of directors may amend, alter or discontinue the 2007 Equity and Incentive Plan, but no amendment, alteration or discontinuation will be made that would impair the rights of a participant under any award granted without such participant’s consent. In addition, stockholder approval may be required with respect to certain amendments, due to stock exchange rules or requirements of applicable law. The 2007 Equity and Incentive Plan, unless sooner terminated by our board of directors, will remain in effect through the tenth anniversary of its adoption.

In recognition of becoming a public company, on the date of the consummation of this offering, it is expected that our compensation committee will make broad-based stock option grants covering approximately              shares reserved under the 2007 Equity and Incentive Plan to our employees. Subject to continued employment, 25% of the stock options will vest on the first anniversary of the grant date and the remaining 75% of the stock options will vest in equal monthly installments thereafter over three years. It is expected that our active Named Executive Officers, as well as Mr. Peek, our Chief Financial Officer, will receive the following stock option grants:

Name	Shares Subject to Stock Options
Diane B. Greene
Mark S. Peek
Carl M. Eschenbach
Rashmi Garde
Thomas J. Jurewicz

Exchange Offer

Prior to the consummation of this offering, EMC and VMware will commence an exchange offer pursuant to which eligible VMware employees will be able to substitute restricted EMC stock awards for restricted VMware stock awards and vested or unvested EMC options for unvested VMware options. The exchange offer is expected to commence prior to this offering and expire concurrently with the pricing of shares for this offering. Eligible VMware employees who tender vested or unvested EMC options or restricted EMC stock in the exchange offer and do not withdraw the securities prior to the expiration of the exchange offer will be entitled, upon consummation of the exchange offer, to receive unvested VMware options or VMware restricted stock, as applicable, which will preserve the intrinsic value of the tendered EMC award, and the EMC award will be cancelled. The VMware awards will be governed by the terms of the 2007 Equity and Incentive Plan. VMware employees who elect not to tender securities in the exchange offer will continue to hold their EMC options and EMC restricted stock, which will remain subject to the terms of the applicable grant.

Employee Stock Purchase Plan

Prior to the consummation of this offering, our board of directors will adopt an employee stock purchase plan that is intended to be qualified under Section 423 of the Code. A total of              shares of our Class A shares will be reserved for issuance under the plan. Under the plan, our employees will be able to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares will first be granted under our employee stock purchase plan on the date this offering is consummated and will be exercisable on December 31, 2007. Thereafter, options to purchase shares will be granted twice yearly, on or about January 1 and July 1, and will be exercisable on or about the succeeding June 30 or December 31.

Retirement Benefits

Our employees, including our Named Executive Officers, are not provided with a defined benefit pension plan or any supplemental executive retirement plans, nor do we or EMC provide the Named Executive Officers with retiree health benefits. Our employees, including our Named Executive Officers, currently may participate in EMC’s 401(k) plan. This plan provides for a matching contribution of 6% of the employee’s contribution, up to a maximum of $3,000 per year. The 401(k) plan is provided as a standard element of compensation in the marketplace, designed to assist employees with retirement savings in a tax-advantaged manner. A matching contribution is made to attract and retain employees and because it provides an additional incentive for employees to save for retirement. It is expected that shortly after the consummation of the offering we will adopt a 401(k) plan for our employees and this plan will be similar in design to EMC’s 401(k) plan.

Perquisites

Except for reimbursing moving expenses and providing for temporary relocation expenses, we do not provide any perquisites to our Named Executive Officers. These limited perquisites are provided to attract executives to Palo Alto given the high cost of relocating to the Palo Alto area. It is expected that perquisites will not represent more than a small fraction of the compensation provided to our executives.

Post-Termination Compensation

We do not have “change in control” agreements or any severance agreements with our Named Executive Officers that provide for benefits upon termination of employment or upon a change in control. However, death benefits are provided to our employees by EMC, and EMC equity awards granted to our employees will vest in event of death, disability or retirement. In addition, EMC equity awards held by our employees will vest in accordance with EMC’s 2003 Stock Plan in limited circumstances, such as where EMC is liquidated or dissolved, or if EMC is not the surviving corporation to a merger and the surviving corporation does not issue replacement awards.

Tax Deductibility

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, performance-based compensation is not subject to the $1 million deduction limit if certain requirements are met. Our compensation committee may consider the impact of Section 162(m) when designing our cash and equity bonus programs, but may elect to provide compensation that is not fully deductible as a result of Section 162(m) if it determines this is in our best interests.

Hedging Policy

We have adopted a policy prohibiting any of our directors or employees, including the Named Executive Officers, from “hedging” their ownership in shares of our common stock or other equity-based interests in us, including by engaging in short sales or trading in derivative securities relating to our common stock.

Material New Hire

In April of 2007, we hired Mark Peek as our Chief Financial Officer at an annual base salary of $400,000 and with an annual bonus target of $225,000 under the Bonus Program. Mr. Peek received a sign-on bonus of $67,000 net of taxes and will receive relocation assistance of $7,000 per month for the first 24 months of his employment. On the date of the consummation of this offering, he will be granted options to purchase 250,000 shares of our Class A common stock. In addition, the EMC compensation committee is expected to grant Mr. Peek EMC restricted stock awards to make him whole in respect of stock options and restricted stock awards granted to him by his former employer that he forfeited as a consequence of commencing employment with us. In respect of his forfeited equity, Mr. Peek will be granted EMC restricted stock awards with a value equal to the value of the forfeited stock options and restricted stock. As of                  the value of the forfeited equity was $        . The terms and conditions of the make-whole restricted stock grant will be determined by EMC’s compensation committee on the grant date.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the compensation information in respect of the Named Executive Officers for the fiscal year ended December 31, 2006. The amounts shown in the Stock Awards and Option Awards columns show the cost recognized under FAS 123R in respect of awards from prior years, not the actual amounts paid to or realized by the Named Executive Officers in 2006. For more information on FAS 123R, see footnote 1 below.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compen- sation(2) ($)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen- sation(3) ($)	Total ($)
Diane B. Greene	2006	350,000	—		4,222,824	1,394,567	449,708	—	—	6,417,099
President and Chief Executive Officer

Thomas J. Jurewicz	2006	207,500	—		203,595	20,963	68,959	—	3,000	504,017
Vice President of Finance

Carl M. Eschenbach	2006	355,000	112,500	(4)	921,534	134,593	319,781	—	3,000	1,846,408
Executive Vice President of Worldwide Field Operations

Rashmi Garde	2006	250,000	—		326,027	17,150	89,194	—	3,000	685,371
Vice President and General Counsel

Paul Auvil(5)	2006	151,875	—		58,333	37,275	49,500	—	2,250	299,233
Former Chief Financial Officer

(1)	The amounts shown represent the compensation costs for financial reporting purposes of previously granted EMC stock awards and EMC stock options recognized for the year ended December 31, 2006 under FAS 123R, rather than an amount paid to or realized by the Named Executive Officer. The FAS 123R value as of the grant date for stock awards and stock options is spread over the number of months of service required for the grant to become non-forfeitable. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in the financial statement reporting for such awards. Ratable amounts expensed for stock awards and stock options that were granted in years prior to 2006 are also reflected in this column. There can be no assurance that the FAS 123R amount will ever be realized. Given his termination of employment, Mr. Auvil forfeited 150,000 shares of restricted stock and stock options for 100,000 shares.
(2)	Represents incentive compensation earned for the fiscal year ended December 31, 2006 under the Bonus Program. $87,500, $22,000, $28,750, $122,500 and $37,500 was earned under the MBO component of the Bonus Program by Ms. Greene, Mr. Auvil, Mr. Jurewicz, Mr. Eschenbach and Ms. Garde, respectively. $362,208, $27,500, $40,209, and $51,694 was earned under the Revenue and Profit Contribution Plan component of the Bonus Program by Ms. Greene, Mr. Auvil, Mr. Jurewicz and Ms. Garde, respectively. Mr. Eschenbach earned $197,281 under his revenue bookings compensation arrangement.
(3)	Represents a matching contribution to the EMC 401(k) plan.
(4)	Represents a discretionary bonus paid to Mr. Eschenbach at the discretion of EMC’s Chief Executive Officer.
(5)	Mr. Auvil voluntarily terminated employment on July 13, 2006.

Grants of Plan-Based Awards

The following table sets forth information concerning non-equity incentive plan grants to the Named Executive Officers during the fiscal year ended December 31, 2006. The non-equity incentive plans consist of the bonus plans that are described on pages 71 to 72 of this prospectus. The actual amounts realized in respect of the non-equity plan incentive awards are reported in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column. The table also sets forth information with respect to stock awards and option awards granted by EMC during the fiscal year ended December 31, 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Threshold ($)	Target ($)	Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
Diane B. Greene	N/A	—	87,500	87,500	(2)	—	—	—	—	—		—	—
	N/A	210,000	262,500	393,750	(3)

Thomas J. Jurewicz	5/3/2006					—	—	—	—	20,000	(4)	13.37	93,295
	N/A	—	31,125	31,125	(2)
	N/A	24,900	31,125	46,688	(3)

Carl M. Eschenbach	5/3/2006					—	—	—	125,000	125,000	(5)	13.37	2,254,344
	N/A	—	122,500	122,500	(2)
	N/A	122,500	N/A	N/A	(6)

Rashmi Garde	N/A	—	37,500	37,500	(2)	—	—	—	—	—		—	—
	N/A	30,000	37,500	56,250	(3)

Paul Auvil	N/A	—	55,000	55,000	(2)	—	—	—	—	—		—	—
	N/A	44,000	55,000	82,500	(3)

(1)	This column reflects the grant date fair value computed in accordance with FAS 123(R) of the stock option and restricted stock grants in this table.
(2)	The amounts shown in the target and maximum columns reflect the amount that will be paid if the individual and corporate goals are achieved in the first and second halves of 2006 under the MBO pursuant to the Bonus Program. For more information on the MBO, please see pages 71 to 72 of this prospectus.
(3)	The amounts shown in the threshold, target and maximum columns reflect the minimum, target and maximum bonuses payable under the Revenue and Profit Contribution Plan pursuant to the Bonus Program for the first and second halves of 2006. The threshold payment is 80% of the target bonus payment and the maximum bonus payment is 150% of the target bonus payment. For more information on the Revenue and Profit Contribution Plan, please see pages 71 to 72 of this prospectus.
(4)	Mr. Jurewicz was granted stock options for 20,000 shares.
(5)	Mr. Eschenbach was granted stock options for 125,000 shares and was granted 125,000 shares of restricted stock.
(6)	The amount shown in the threshold column reflects the amount that will be paid under Mr. Eschenbach’s revenue bookings compensation arrangement if the target is met. No payments are made unless the target is achieved.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning EMC stock options and EMC stock awards held by the Named Executive Officers as of December 31, 2006. The market and payout values for unvested stock awards are calculated based on a market value of $13.20 per share (the closing market price of EMC’s common stock on December 29, 2006) multiplied by the number of shares subject to the award. All stock options shown in this table vest at the rate of 20% per year over the first five years of the ten-year option term, subject to the Named Executive Officer’s continued employment.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units of Stock Held That Have Not Vested (#)		Market Value of Shares or Units of Stock Held That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Diane B. Greene	80,000	320,000	(2)	—	14.49	7/22/2015	541,666	(3)	7,149,991	—	—
	160,000	240,000	(4)	—	12.85	10/28/2014
	200,000	300,000	(5)	—	11.19	4/29/2014

Thomas J. Jurewicz	—	20,000	(6)	—	13.37	5/3/2016	30,000	(7)	396,000	—	—
	3,000	4,500	(5)	—	11.19	4/29/2014
	26,633	—		—	1.27	4/14/2013
	12,428	—		—	1.27	5/16/2012
	26,633	—		—	1.27	1/17/2012

Carl M. Eschenbach	—	125,000	(6)	—	13.37	5/3/2016	201,250	(8)	2,656,500	—	—
	—	30,000	(5)	—	11.19	4/29/2014
	7,214	—		—	2.26	12/10/2013
	3,700	—		—	1.27	4/14/2013

Rashmi Garde	6,000	9,000	(5)	—	11.19	4/29/2014	62,500	(9)	825,000	—	—
	6,214	—		—	1.27	4/14/2013
	12,947	—		—	1.27	3/13/2012
	2,775	—		—	1.13	1/19/2011

Paul Auvil	—	—		—	—	—	—		—	—	—

(1)	The grant date of each stock option is ten years prior to its expiration date.
(2)	One-quarter of these options will vest on each of July 22 of 2007, 2008, 2009 and 2010, subject to continued employment.
(3)	Ms. Greene was granted 137,500 PARs on October 28, 2004 and 600,000 PARs on July 22, 2005. Subject to continued employment, the PARs will fully vest on the fifth anniversary of grant; provided, however, that the PARs granted in 2004 may vest at an accelerated rate with respect to one-third of the underlying shares in each of the first three years following grant if annual performance goals are met and the PARs granted in 2005 may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. On January 30, 2007, one-third of the PARs granted in 2004 vested as a result of the achievement of the underlying performance goal for 2006. On January 30, 2007, one-quarter of the PARs granted in 2005 vested due to the achievement of the performance goal for 2006. One-quarter of the PARs granted in 2005 vested prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.

(4)	One-third of these options will vest on each of October 28 of 2007, 2008 and 2009, subject to continued employment.
(5)	One-third of these options will vest on each of April 29 of 2007, 2008 and 2009, subject to continued employment.
(6)	One-fifth of these options will vest on each of May 3 of 2007, 2008, 2009, 2010 and 2011, subject to continued employment.
(7)	Mr. Jurewicz was granted 40,000 PARs on May 17, 2005. Subject to continued employment, the PARs will fully vest on the fifth anniversary of the date of grant; provided, however, that the PARs may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. On January 30, 2007, one-quarter of the PARs granted in 2005 vested due to the achievement of the performance goal for 2006. The vesting of one-quarter of the PARs granted in 2005 vested prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.
(8)	Mr. Eschenbach was granted 125,000 shares of restricted stock on May 3, 2006. One-third of these shares will vest subject to continued employment on each of May 3, 2007, 2008 and 2009. Mr. Eschenbach was granted 105,000 PARs on May 17, 2005. Subject to continued employment, these PARs will fully vest on the fifth anniversary of grant; provided, however, that the 30,000 of these PARs may vest at an accelerated rate with respect to one-third of the underlying shares in each of the first three years following grant if annual performance goals are met and 75,000 of these PARs may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. One-third of the 30,000 PARs granted in 2005 vested in 2006 as a result of the achievement of the underlying performance goal for 2005 and one-quarter of the 75,000 PARs granted in 2006 vested prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.
(9)	Ms. Garde was granted 50,000 PARs on May 17, 2005 and 25,000 PARs on October 17, 2005. Subject to continued employment, these PARs will fully vest on the fifth anniversary of the date of grant; provided, however, that the PARs may vest at an accelerated rate with respect to one-quarter of the underlying shares in each of the first four years following grant if annual performance goals are met. On January 30, 2007, one-quarter of the PARS granted in May and October vested due to the achievement of the performance goal for 2006. One-quarter of the PARs granted in May vested in prior to the end of 2006 in light of strong VMware performance in 2005 and the beta development of a new product and its availability in 2006.

Option Exercises and Stock Vested

The following table provides information regarding options and stock awards exercised and vested, respectively, for the Named Executive Officers during the fiscal year ended December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Diane B. Greene	—	—	195,834	2,452,876
Thomas J. Jurewicz	—	—	8,000	95,780
Carl M. Eschenbach	47,189	360,438	25,000	313,588
Rashmi Garde	—	—	10,000	119,725
Paul Auvil	354,821	3,623,789	40,000	478,900

(1)	Represents the difference between the exercise price and the fair market value of EMC common stock on the date of exercise for each option.
(2)	Represents the fair market value of the EMC common stock on the applicable vesting date, multiplied by the number of shares of restricted stock that vested on that date.

Pension Benefits

Our employees are not provided with pension benefits.

Nonqualified Deferred Compensation

Our employees are not provided with a nonqualified deferred compensation plan.

Potential Payments Upon Termination or Change of Control

The tables below reflect the compensation and benefits due to each of the Named Executive Officers in the event of termination of employment. The compensation and benefits payable to each Named Executive Officer upon a voluntary termination, an involuntary for cause termination, an involuntary termination other than for cause, upon a change in control, a termination due to death or disability and upon the Named Executive Officer’s retirement is shown below. Except for Mr. Auvil, the amounts shown assume that each termination of employment was effective as of December 29, 2006, and the fair market value of EMC’s common stock was $13.20, the closing price of its common stock on the New York Stock Exchange, on that date. The amounts shown in the table are estimates of the amounts which would be paid upon termination of employment. The actual amounts to be paid can only be determined at the time of the termination of employment.

Payments and Benefits upon any Termination

Employees, including the Named Executive Officers, are entitled to receive earned and unpaid compensation upon any termination of employment. Accordingly, subject to the exceptions noted below, upon any termination of employment the Named Executive Officers will only receive accrued but unused vacation pay. In addition, except as noted below, all unvested stock awards will terminate upon any termination of employment and all stock options granted to the Named Executive Officers after January 2004, whether vested or unvested, will also terminate under EMC’s 2003 Stock Incentive Plan. Stock options granted prior to January 2004, which are all vested, will remain exercisable upon a termination of employment for not less than 90 days.

Voluntary Termination

A Named Executive Officer who voluntarily terminates employment is not entitled to any benefits other than those that are paid to all employees upon any termination of employment as described above.

Involuntary Termination For Cause

A Named Executive Officer whose employment is terminated for cause is not entitled to any benefits other than those that are paid to all employees upon any termination of employment as described above.

Involuntary Termination Without Cause

The Named Executive Officers are not contractually entitled to any compensation or benefits other than those that are paid to all employees upon any termination of employment as described above. The provision of any compensation and benefits would be made at the discretion of the compensation committee. However, if one of our employee’s employment is terminated in connection with a reduction in force, a pro rata portion of the PARs granted to the employee will vest if the performance goals are subsequently achieved. Since it is unlikely the Named Executive Officers would be terminated in connection with a reduction in force, the tables below do not include an estimate of the value of PARs that would potentially vest if the performance goals were subsequently achieved.

Change in Control

Our Named Executive Officers do not have change in control agreements. However, EMC equity awards granted to VMware employees under EMC’s 2003 Stock Incentive Plan will vest if EMC is not the surviving corporation to a merger and the surviving corporation does not issue replacement awards.

Death

In addition to providing the benefits that are provided to all employees generally upon any termination of employment, upon an employee’s death, the employee’s survivors will continue to receive the employee’s base salary for six months and we will make a $10,000 contribution to a tax-qualified education fund in respect of each of the deceased employee’s minor children. In addition, for those employees who hold equity awards granted under EMC’s 2003 Stock Incentive Plan, unvested stock options and stock awards will immediately vest and all options held by the employee prior to his or her death will remain exercisable for three years.

Disability

We do not have guidelines for providing compensation or benefits upon an employee’s disability other than providing the benefits that are provided to all employees generally upon any termination of employment. However, for those employees who hold equity awards granted under EMC’s 2003 Stock Incentive Plan, unvested stock options and stock awards will immediately vest, and all options held by any EMC employee prior to his or her termination for disability will remain exercisable for three years.

Retirement

We do not provide any retirement benefits to the Named Executive Officers, other than the matching 401(k) plan contributions of up to $3,000 per year that are provided to all employees who participate in EMC’s 401(k) plan.

However, employees are generally entitled to continued vesting and exercisability with respect to their EMC equity awards if they are retirement eligible under EMC’s equity plans. For this purpose, employees are eligible to retire if they voluntarily terminate employment after 20 years of service or after they have attained age 55 with five years of service and provided they give six months’ advance notice. None of the Named Executive Officers are retirement eligible.

Diane B. Greene

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	—	—	175,000	—
Tax Qualified Education Fund Contribution	—	—	—	—	20,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	687,000	687,000	687,000
Value of Accelerated Restricted Stock	—	—	—	7,149,991	7,149,991	7,149,991

Total Value: Incremental Benefits	—	—	—	7,836,991	8,031,991	7,836,991

In addition, Ms. Greene will also be entitled to exercise her vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $458,000.

Thomas J. Jurewicz

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	—	—	103,750	—
Tax Qualified Education Fund Contribution	—	—	—	—	40,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	9,045	9,045	9,045
Value of Accelerated Restricted Stock	—	—	—	396,000	396,000	396,000

Total Value: Incremental Benefits	—	—	—	405,045	548,795	405,045

In addition, Mr. Jurewicz will also be entitled to exercise his vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $789,759.

Carl M. Eschenbach

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	—	—	177,500	—
Tax Qualified Education Fund Contribution	—	—	—	—	30,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	60,300	60,300	60,300
Value of Accelerated Restricted Stock	—	—	—	2,656,500	2,656,500	2,656,500

Total Value: Incremental Benefits	—	—	—	2,716,800	2,924,300	2,716,800

In addition, Mr. Eschenbach will also be entitled to exercise his vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $123,062.

Rashmi Garde

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Incremental Benefits Pursuant to Termination Event							N/A
Cash Severance	—	—	—	—	125,000	—
Tax Qualified Education Fund Contribution	—	—	—	—	20,000	—
In-the-Money Value of Accelerated Stock Options	—	—	—	18,090	18,090	18,090
Value of Accelerated Restricted Stock	—	—	—	825,000	825,000	825,000

Total Value: Incremental Benefits	—	—	—	843,090	988,090	843,090

In addition, Ms. Garde will also be entitled to exercise her vested in-the-money stock options upon any termination of employment (other than a termination for cause with respect to stock options granted after January 2004). As of December 29, 2006, these stock options had a cash value of $274,145.

Paul Auvil

Mr. Auvil voluntarily terminated employment with us on July 13, 2006. Mr. Auvil did not receive any benefits other than those described above under “Payments and Benefits upon any Termination.”

Indemnification Agreements and Director and Officer Insurance

We intend to enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our directors and officers will be insured against certain losses from potential third-party claims for which we are legally or financially unable to indemnify them. We self-insure with respect to potential third-party claims that create a direct liability to such third party or an indemnification duty on our part. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Capital Stock—Limitation of Liability and Indemnification Matters.”

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We intend to adopt a policy to address the review, approval or ratification of related person transactions.

Prior to this offering, we were a wholly owned subsidiary of EMC. Immediately following this offering, EMC will continue to own approximately         % of our common stock (        % of our Class A common stock and 100% of our Class B common stock) and will control         % of the combined voting power of our common stock. If the underwriters’ over-allotment option is exercised in full, immediately following this offering, EMC will own         % of our common stock         % of our Class A common stock and 100% of our Class B common stock and will control         % of the combined voting power of our common stock. EMC will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all our directors. In addition, until the first date on which EMC or its successor-in-interest ceases to beneficially own 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC as the holder of our Class B common stock or its successor-in-interest will be required for us to authorize a number of significant actions, as set forth below under “Description of Capital Stock—Approval Rights of Holders of Class B Common Stock.”

Since our acquisition by EMC in 2004, we have entered into a number of agreements with EMC in the ordinary course of business relating to our business and our relationship with EMC. We also will enter into certain agreements with EMC relating to this offering and our relationship with EMC after this offering. The material terms of such agreements with EMC relating to our historical relationship, this offering and our relationship with EMC after this offering are described below. We do not currently expect to enter into any additional agreements or other transactions with EMC, outside the ordinary course, or any of our directors, officers or other affiliates other than those specified below. However, in the future, in accordance with Delaware law, any contract or transaction between us and one of our directors or officers or between or us and any corporation, partnership, association or any other organization in which one or more of our directors or officers is a director or officer or has a financial interest, will either be approved by the stockholders, a majority of the disinterested members of our board or a committee of our board that authorizes such contracts or transactions or must be fair to us as of the time our directors, a committee of our directors or our stockholders approve the contract or transaction. In addition, any transactions with directors, officers or other affiliates will be subject to requirements of the Sarbanes-Oxley Act and SEC rules and regulations.

Relationship with EMC Corporation

Historical Relationship With EMC

We have been a wholly owned subsidiary of EMC since January 2004. As a result, in the ordinary course of our business, we have received various services provided by EMC, including tax, accounting, treasury, legal and human resources services. Historically, EMC has not sold our products. Our historical financial statements include allocations to us by EMC of its costs related to these services. These cost allocations have been determined on a basis that EMC considers to be a reasonable reflection of the use of services provided or the benefit received by us. These allocations totaled $4.5 million in fiscal 2004, $5.3 million in fiscal 2005 and $5.1 million in fiscal 2006.

In April 2007, we declared an $800 million dividend to EMC in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points (            % as of             , 2007), with interest payable quarterly in arrears, commencing June 30, 2007. We may repay the note, without penalty, at any time commencing July 2007.

In view of the potential overlap between our business and that of EMC, we and EMC conduct our businesses pursuant to Rules of Engagement, copies of which are made available to our partners, which outline product development, qualification and sales guidelines that we and EMC follow with partners who also have products that directly compete with EMC products. These Rules of Engagement may be amended from time to time by our board of directors.

We have previously entered into several agreements with EMC with respect to international marketing, product services resale, call center support, project specific consulting, research and development and professional services. EMC will continue to provide these services to us following the offering pursuant to these agreements or similar subsequent arrangements. In certain circumstances where we do not have an established legal entity, EMC employees managed by our personnel have provided services on our behalf.

We have entered into various geographically-specific marketing services agreements with certain of EMC’s subsidiaries. Together, these agreements involve the following countries: Austria, Australia, Belgium, Brazil, Canada, Czech Republic, Denmark, France, Germany, Hong Kong, India, Italy, Korea, Luxembourg, Mexico, Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. The terms of these agreements are substantially similar and under such agreements, the signing EMC subsidiaries have agreed to provide us, upon our request, with services that include promoting our products, developing our customer base, and acting as a liaison to certain customers. Under the provisions of the agreements, we are charged by such EMC subsidiaries in performing services under these agreements. The agreements are effective until terminated by either party upon 30 days’ written notice. EMC subsidiaries provided these services to us on similar terms before such time as we entered into written agreements. From January 1, 2006 through March 31, 2007, the aggregate value that we paid such EMC subsidiaries (other than in Canada and India, which payments are included together with payments for services under the call center agreements, described below) for the provision of these services was approximately $54.4 million.

We have entered into call center service agreements with EMC Corporation of Canada and EMC Data Storage Systems (India) Private Limited, each of which is a subsidiary of EMC. Under the terms of such agreements, each of the EMC subsidiaries has agreed to provide us, upon our request, with certain telephonic call center and customer support. Under the provisions of the agreements, we are charged by such EMC subsidiaries in performing services under these agreements. The agreements are effective until terminated by either party upon 30 days’ notice. EMC provided these services to us on similar terms before such time as we entered into written agreements. From January 1, 2006, through March 31, 2007, the aggregate value that we paid such EMC subsidiaries for the provision of these services and under the marketing services arrangements in Canada and India with these subsidiaries was approximately $13.1 million.

We have entered into various consulting services agreements with EMC whereby we provide certain of EMC’s customers with project-specific support, including implementing our products within such clients’ environments, as well as helping clients optimize their VMware products. The provisions of such agreements are substantially similar, and terminate either upon mutual agreement between EMC and ourselves, or upon the completion of the specific project for which a consulting service agreement was executed. From January 1, 2006 through March 31, 2007, the aggregate value of the services we performed and charged EMC for under such agreements was approximately $6.0 million.

We have entered into a Professional Services Reseller and Subcontractor Agreement with EMC whereby we appointed EMC as a non-exclusive reseller of our professional services. Under the agreement, we have performed and will continue to perform various professional consulting services for EMC customers. Under the terms of the agreement, the agreement may only be terminated upon a material breach, non-payment, a breach of confidentiality or by either party upon 10 business days’ notice. From January 1, 2006 through March 31, 2007, we charged EMC approximately $4.8 million for services we rendered under the agreement.

We have entered into a Development Services Agreement with EMC Data Storage Systems (India) Private Limited. Under the terms of the agreement, EMC’s Indian subsidiary provides us with research and development services with respect to certain of our software products. The agreement automatically renews annually, but may be terminated by either party upon 30 days’ prior written notice. Under the provisions of the agreement, we are charged by EMC’s subsidiary. EMC provided these services to us on similar terms before such time as we entered into written agreements. From January 1, 2006 through March 31, 2007, we paid EMC’s subsidiary an aggregate value of approximately $5.5 million for the provision of these services.

For additional information about our relationship with EMC, see Note J to our consolidated financial statements included elsewhere in this prospectus.

EMC as our Controlling Stockholder

Until consummation of this offering, EMC will be our sole stockholder. EMC will hold approximately         % of the combined voting power of our outstanding common stock upon completion of this offering (or approximately         % if the underwriters exercise their over-allotment option in full). For as long as EMC or its successor-in-interest continues to control more than 50% of the combined voting power of our common stock, EMC or its successor-in-interest will be able to direct the election of all the members of our board of directors and exercise control over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, EMC or its successor-in-interest will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of us and will have the power to take other actions that might be favorable to EMC or its successor-in-interest.

EMC has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of Citi, JPMorgan and Lehman Brothers, subject to certain exceptions. See “Underwriting.” However, there can be no assurance concerning the period of time during which EMC will maintain its ownership of our common stock following this offering.

Beneficial ownership of at least 80% of the total voting power and value of our outstanding common stock is required in order for EMC to continue to include us in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for EMC to effect a tax-free spin-off of us or certain other tax-free transactions. As of the date of this prospectus, EMC does not intend or plan to undertake a spin-off of us or another tax-free transaction involving us. It is expected that we will be included in EMC’s consolidated group for U.S. federal income tax purposes following the offering.

Agreements Between EMC and Us

In connection with this offering, EMC and we will enter into certain agreements governing various interim and ongoing relationships between us. These agreements will include:

•	a master transaction agreement;

•	a shared services agreement;

•	a tax sharing agreement;

•	an employee benefits agreement;

•	an intellectual property agreement; and

•	a lease and purchase agreement.

The description of these agreements set forth herein is not complete and is qualified by reference to the specific terms of the agreement, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these material agreements. We will enter into these agreements with EMC in the context of our relationship as a wholly owned subsidiary of EMC. The prices and other terms of these agreements will be designed to be consistent with the requirements of Section 482 of the Code and related U.S. Treasury Regulations with respect to transactions between related parties.

Master Transaction Agreement

The master transaction agreement contains key provisions relating to our ongoing relationship with EMC. The master transaction agreement also contains agreements relating to the conduct of this offering and future transactions, and will govern the relationship between EMC and us subsequent to this offering.

This Offering.    The master transaction agreement requires us to use our reasonable best efforts to satisfy certain conditions to the completion of this offering. EMC may, in its sole and absolute discretion, choose to proceed with or abandon this offering. All costs and expenses of VMware and EMC relating to this offering will be paid by us.

Registration Rights; Future Distributions.    Under the master transaction agreement, we will agree to effect up to two demand registrations per calendar year of our common stock held by EMC for so long as EMC holds our common stock, if requested by EMC. We will also grant EMC the right to include its shares of our common stock in an unlimited number of other registrations initiated by us or on behalf of our other stockholders.

Additionally, we have agreed to cooperate, at our expense, with EMC to accomplish a distribution by EMC of our common stock, and we have agreed to promptly take any and all actions necessary or desirable to effect any such distribution. EMC will determine, in its sole discretion, whether such distribution shall occur, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution. A distribution may not occur at all. At any time prior to completion of the distribution, EMC may decide to abandon the distribution, or may modify or change the terms of the distribution, which could have the effect of accelerating or delaying the timing of the distribution.

Anti-Dilution Option.    Pursuant to the master transaction agreement, we have granted EMC a continuing right to purchase from us shares of Class B common stock in order to maintain EMC’s percentage ownership interest in us following the completion of this offering. This option may be exercised by EMC in connection with any issuance by us of common stock other than pursuant to this offering (including the exercise of the underwriters’ over-allotment option) or any stock option or executive or employee compensation plan, except where the issuance pursuant to a stock option or executive or employee compensation plan would cause EMC’s percentage ownership of common stock to fall below 80.1%. If we issue our common stock for cash consideration as permitted in the foregoing sentence other than pursuant to a stock option or executive compensation plan that causes EMC’s percentage ownership of common stock to fall below 80.1%, upon the exercise of the option, EMC will pay a price per share equal to the offering price paid by us in the related issuance of common stock. If we issue our common stock for non-cash consideration or pursuant to a stock option or executive compensation plan that causes EMC’s percentage ownership of common stock to fall below 80.1%, upon exercise of the option, EMC will pay a price equal to the average closing price of our common stock over a 10-day period ending on the day prior to the applicable issuance date.

If EMC chooses not to exercise its option, or exercises its option for a number of shares less than the total number permissible, in connection with any particular future common stock issuance by us, EMC’s right to exercise the option in connection with any subsequent issuance by us will not be affected. However, in such case EMC’s ownership percentage will be recalculated to account for any prior decision not to exercise the option in full or at all, as appropriate. EMC’s option to maintain its ownership percentage in us will terminate on the earlier of the date of a tax-free distribution the result of which EMC is no longer required to consolidate our results of operations and financial position and the date on which, if the option has been transferred to a subsidiary of EMC, that subsidiary ceases to be a subsidiary of EMC.

Restrictive Covenants.    Under the master transaction agreement, we have agreed to obtain the consent of the holders of our Class B common stock prior to taking certain actions, including:

•	consolidating or merging with any other entity;

•	acquiring the stock or assets of another entity in excess of $100 million;

•	issuing any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	taking any actions to dissolve, liquidate or wind-up our company;

•	declaring dividends on our stock;

•	entering into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amending, terminating or adopting any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

Indemnification.    The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical VMware business and operations, and generally will place on EMC the financial responsibility for liabilities associated with all of EMC’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and EMC each indemnify the other with respect to breaches of the master transaction agreement or any ancillary agreement.

In addition to our general indemnification obligations described above relating to the current and historical VMware business and operations, we will agree to indemnify EMC against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that EMC provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We will also agree to indemnify EMC for any misstatements or omissions in our subsequent SEC filings and for information we provide to EMC specifically for inclusion in EMC’s annual or quarterly reports following the completion of this offering.

In addition to EMC’s general indemnification obligations described above relating to the current and historical EMC business and operations, EMC will indemnify us for liabilities under litigation matters related to EMC’s business and for liabilities arising from misstatements or omissions with respect to information that EMC provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part.

For liabilities arising from events occurring on or before the time of this offering, the master transaction agreement contains a general release. Under this provision, we will release EMC and its subsidiaries, successors and assigns, and EMC will release us and our subsidiaries, successors and assigns, from any liabilities arising from events between us on the one hand, and EMC on the other hand, occurring on or before the time of this offering, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or other intercompany agreements or to specified ongoing contractual arrangements.

Accounting Matters; Legal Policies.    Under the master transaction agreement, we will agree to use our best efforts to use the same independent certified public accounts selected by EMC and to maintain the same fiscal year as EMC until such time as EMC is no longer required to consolidate our results of operations and financial position (determined in accordance with generally accepted accounting principles consistently applied). We also agree to use our best efforts to complete our audit and provide EMC with all financial and other information on a timely basis such that EMC may meet its deadlines for its filing annual and quarterly financial statements.

Additionally, for as long as EMC is providing us with legal services under the shared services agreement, the master transaction agreement will require us to comply with all EMC policies and directives identified by EMC as critical to legal and regulatory compliance and to not adopt legal or regulatory policies or directives inconsistent with the policies identified by EMC.

Shared Services Agreement

Under the shared services agreement, which when signed will become effective as of the date that this offering is completed, EMC will provide us with services, including tax, accounting, treasury, legal and human resources services. For such time as the shared services agreement is in effect, EMC and VMware may agree on additional services to be included in the shared services agreement. EMC will provide services to us with the same degree of care as such services are performed within EMC. We will pay fees to EMC for the services rendered based on the type and amount of services.

We anticipate that the initial term of the shared services agreement will expire at the end of fiscal 2007 and will be extended automatically for additional one-year terms unless terminated by one of the parties. As of the date of this prospectus, we expect that EMC will provide us with these services for a period longer than the initial term.

Furthermore, we have agreed in the shared services agreement that we will be responsible for, and will indemnify EMC with respect to, our own losses for property damage or personal injury in connection with the services provided, except to the extent that such losses are caused by the gross negligence or willful misconduct of EMC.

Tax Sharing Agreement

We have been included in EMC’s consolidated group (the “Consolidated Group”) for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include EMC and/or certain of its subsidiaries (a “Combined Group”) for state and local income tax purposes. We intend to enter into a new tax sharing agreement that will become effective upon consummation of this offering. Pursuant to the tax sharing agreement, we and EMC generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in the Consolidated Group or Combined Group filed our own consolidated, combined or unitary tax return. EMC will prepare pro forma tax returns for us with respect to any tax return filed with respect to the Consolidated Group or any Combined Group in order to determine the amount of tax sharing payments under the Tax Sharing Agreement. We will be responsible for any taxes with respect to tax returns that include only us and our subsidiaries.

EMC will be primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the Consolidated Group or any Combined Group. Disputes arising between the parties relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions.

We have been included in the Consolidated Group for periods in which EMC owned at least 80% of the total voting power and value of our outstanding stock. It is expected that we will be included in the Consolidated Group following this offering. Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for the tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and EMC, for any period in which we were included in the Consolidated Group or a Combined Group, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of the Consolidated Group or a Combined Group.

As of the date of this prospectus, EMC does not intend or plan to undertake a spin-off of our stock to EMC stockholders. Nevertheless, we and EMC have agreed to set forth our respective rights, responsibilities and obligations with respect to any possible spin-off in the tax sharing agreement. If EMC were to decide to pursue a possible spin-off, we have agreed to cooperate with EMC and to take any and all actions reasonably requested by EMC in connection with such a transaction. We have also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude EMC’s ability to undertake a tax-free spin-off. In the event EMC completes a spin-off, we have agreed not to take certain actions, such as asset sales or contributions, mergers, stock issuances or stock sales within the two years following the spin-off without first obtaining the opinion of tax counsel or an IRS ruling to the effect that such actions will not result in the spin-off failing to qualify as a tax-free spin-off. In addition, we generally would be responsible for, among other things, any taxes resulting from the failure of a spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any action or failure to act by us or certain transactions involving us following a spin-off and a percentage of such taxes to the extent such taxes are not attributable to, or do not result from, any action or failure to act by either us or EMC.

In addition, we will pay monthly fees to EMC in respect of certain tax services, such as the preparation of tax returns, to be provided by EMC pursuant to the tax sharing agreement.

Employee Benefits Agreement

Prior to the consummation of this offering, we will also enter into an employee benefits agreement with EMC. The employee benefits agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters, including the treatment of outstanding EMC equity awards which may be held by our employees following this offering and the allocation of certain retirement plan assets and liabilities. The employee benefits agreement will also generally provide that we are assuming employment-related liabilities with respect to our employees for periods of time prior to the offering.

Intellectual Property Agreement

The terms of the intellectual property agreement will formalize the relationship between us and EMC with respect to our use of certain EMC source code and associated intellectual property rights, as well as EMC’s use of certain VMware source code and associated intellectual property rights.

Under the terms of the intellectual property agreement, we and EMC fully will release one another from claims resulting from any acts of infringement that might have occurred prior to the date this offering is completed. Going forward, EMC will provide to us license rights under certain source code and associated intellectual property rights to design, develop, distribute, service and support our existing products, as well as any updates, upgrades and future versions of those products, and the implementation of interoperability between future VMware products and EMC products. These rights exclude our ability to use EMC’s intellectual property to create certain types of products.

We, in turn, will provide to EMC license rights under certain source code and associated intellectual property rights to design, develop, distribute, service and support EMC’s existing products, any updates, upgrades and future versions of those products, as well as EMC’s future products. These rights exclude the ability of EMC to use our intellectual property to create certain types of products. The scope of the patent rights we provide to EMC and the scope of products with which EMC may use our intellectual property rights will be initially narrowed at such time as EMC no longer owns 50% of our common stock, and further narrowed at such time as EMC no longer owns 20% of our common stock. The scope of products with which EMC may use our intellectual property rights will also be narrowed if there is a change of control of EMC at such time as EMC no longer owns 50% of our common stock. EMC will indemnify us for any losses arising out of any use by EMC of the intellectual property rights we provide to EMC under the intellectual property agreement, and we will indemnify EMC for any losses arising out of any use by us of the intellectual property rights EMC provides to us under the intellectual property agreement.

Lease and Purchase Agreement

Prior to the consummation of this offering, we will also enter into a lease and purchase agreement with EMC. The lease and purchase agreement will govern the use of space we share, and will continue to share, with EMC at properties that EMC currently leases in the United States and abroad. We do not currently expect that the lease and purchase agreement will materially change the current arrangements we have with EMC related to shared space or the amounts we are charged for use of such space. The lease and purchase agreement will also govern our purchase of our global headquarters from EMC for an amount equal to the cost expended by EMC to date in constructing the facilities, which we estimate will be approximately $             as of             , 2007.

Other Related Person Transactions

Other than transactions with EMC, we have not entered into any other transactions with related persons. Concurrently with this offering, our board of directors will adopt policies and procedures for the review, approval and ratification of any future related party transactions.

PRINCIPAL STOCKHOLDERS

As of the date of this prospectus, all of our common stock outstanding is beneficially owned by EMC. Upon completion of this offering, EMC will beneficially own         % of our issued and outstanding Class A common stock and 100% of our issued and outstanding Class B common stock. These shares will represent approximately         % of the total voting power of our common stock (or approximately         % if the underwriters exercise in full their over-allotment option). After completion of this offering, EMC will be able, acting alone, to elect our entire board of directors and to approve any action requiring stockholder approval.

As of the date of this prospectus, none of our executive officers, directors or director nominees owns any shares of our common stock. However, subject to the approval of our board of directors, we intend to grant up to              options to purchase shares of our Class A common stock to our executive officers at the time of the pricing of this offering. Additionally, some of our executive officers and employee directors may acquire VMware stock options and restricted stock units by participating in the exchange offer.

Except for EMC, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering.

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Only EMC or its successor-in-interest may hold shares of Class B common stock unless EMC distributes its shares of Class B common stock in a distribution under section 355 of the Code. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. The holders of Class B common stock shall be entitled to 10 votes per share and the holders of Class A common stock shall be entitled to one vote per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time unless EMC distributes its shares of Class B common stock in a distribution under section 355 of the Code.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws, each of which will be in effect as of the date of this prospectus, are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

General

Upon completion of this offering, our authorized capital stock will consist of:

•	2,500,000,000 shares of Class A common stock, par value $0.01 per share,

•	1,000,000,000 shares of Class B common stock, par value $0.01 per share, and

•	100,000,000 shares of undesignated preferred stock, par value $0.01 per share.

As of the date of this prospectus, 32,500,000 shares of Class A common stock are outstanding, and 300,000,000 shares of Class B common stock are outstanding. Upon completion of this offering, there will be outstanding              shares of Class A common stock and 300,000,000 shares of Class B common stock. As of the date of this prospectus, no preferred stock has been designated or is outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock and Class B common stock are entitled to receive dividends, out of assets legally available, sharing equally in all such dividends on a per share basis, at the times and in the amounts that our board of directors may determine from time to time.

Conversion Rights

Each share of Class B common stock is convertible while held by EMC or its successor-in-interest at the option of EMC or its successor-in-interest into one share of Class A common stock. If our Class B common stock is distributed to security holders of EMC in a transaction (including any distribution in exchange for shares of EMC’s or its successor-in-interest’s common stock or other securities) intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, shares of our Class B common stock will no longer be convertible into shares of Class A common stock. Prior to any such distribution, all shares of Class B common stock will automatically be converted into shares of Class A common stock upon the transfer of such shares of Class B common stock by EMC other than to any of EMC’s successors or any of its subsidiaries (excluding us). If such a distribution has not occurred, each share of Class B common stock will also automatically convert at such time as the number of shares of common stock owned by EMC or its successor-in-interest falls below 20% of the outstanding shares of our common stock. All conversions will be effected on a share-for-share basis.

Voting Rights

Except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on by our stockholders and except with respect to conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus, the holders of Class A common stock and Class B common stock have identical rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

No Preemptive or Redemption Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our Class A common stock and Class B common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

No shares of our preferred stock are outstanding as of the date of this prospectus. However, our board of directors is empowered, subject to the approval of our Class B stockholders, and subject to any requirements of the New York Stock Exchange or NASDAQ Global Market, as applicable, or any applicable national securities exchange, to cause 100,000,000 shares of our preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by our board of directors. Among the specific matters that may be determined by our board of directors are:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or noncumulative;

•	the terms of redemption, if any;

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.

We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of us or the removal of our existing management.

Warrants

As of the date of this prospectus, there were no outstanding warrants to purchase shares of our capital stock.

Registration Rights

We will enter into a master transaction agreement with EMC which, among other things, provides for specified registration and other rights relating to the shares of our common stock owned by EMC. See “Certain Relationships and Related Person Transactions—Relationship with EMC Corporation.”

Approval Rights of Holders of Class B Common Stock

In addition to any other vote required by law or by our certificate of incorporation, until the first date on which EMC ceases to beneficially own 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize us to:

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $100 million;

•	issue any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	dissolve, liquidate or wind us up;

•	declare dividends on our stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Board of Directors

Our certificate of incorporation provides that our board of directors will be classified into three classes with staggered three-year terms. Accordingly, only one-third of our board of directors will be elected at each annual meeting. Each class will consist, as nearly possible, of one-third of the total number of directors. The initial division of the board of directors into classes will be made by a vote of a majority of the entire board of directors.

A director of our company may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors, voting together as a single class.

Any vacancy on the board of directors that results from an increase in the number of directors may be filled only by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring in the board of directors may be filled only by a majority of directors then in office, even if less than a quorum, or by a sole remaining director.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that until such time as EMC or its successor-in-interest ceases to hold shares representing at least a majority of votes entitled to be cast in the election of directors, any action required or permitted to be taken by stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, so long as written consent is obtained from the holders of the minimum number of votes that would have been required to authorize or take action if such a meeting were held. From and after such time as EMC or its successor-in-interest ceases to hold shares representing at least a majority of the votes entitled to be cast in the election of directors, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting.

Except as otherwise required by law, special meetings of our stockholders for any purpose or purposes may only be called by (1) EMC or its successor-in-interest, so long as EMC or its successor-in-interest is the beneficial owner of at least a majority of the votes entitled to be cast in the election of directors, (2) our chairman or vice chairman, (3) our chief executive officer, our president or our secretary or (4) our board of directors pursuant to a resolution approved by a majority of the entire board of directors. No business other than that stated in the notice of a special meeting may be transacted at such special meetings.

Cumulative Voting

Our stockholders do not have cumulative voting rights.

Amendment

Subject to the rights of holders of our Class B common stock to withhold their consent to the amendment of the provisions of our certificate of incorporation relating to corporate opportunities and conflicts of interest between our company and EMC, certain provisions of our certificate of incorporation, including those relating to corporate opportunities and conflicts of interest between us and EMC, the consent of EMC or its successor-in-interest as the holder of our Class B common stock, our bylaws, our board of directors and the indemnification of our directors and officers, may be amended by the affirmative vote of at least 80% of the votes entitled to be cast thereon. All other provisions of our certificate of incorporation may be amended by the affirmative vote of a majority of the votes entitled to be cast thereon.

The board of directors may from time to time make, amend, supplement or repeal our bylaws upon the vote of a majority of the board of directors. Once EMC or its successor-in-interest ceases to own shares representing at least a majority of the votes entitled to be cast in the election of directors, our certificate of incorporation provides that the sections of our bylaws related to our classified board structure, the removal of directors and the required advance notice related to shareholder proposals and nomination of directors by shareholders may only be amended by the affirmative vote of shares representing at least 80% of the votes entitled to be cast by the outstanding common stock, voting as a single class, subject to any voting rights granted to any holders of any preferred stock.

Delaware Law Regulating Corporate Takeovers

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or its subsidiaries of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation or its subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Provisions of Our Certificate of Incorporation Relating to Related Person Transactions and Corporate Opportunities

In order to address potential conflicts of interest between us and EMC with respect to corporate opportunities that are otherwise permitted to be undertaken by us, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve EMC and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with EMC. In general, these provisions recognize that, subject to the limitations related to our technology and product development and marketing activities, we and EMC may engage in the same or similar business activities and lines of business, may have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of EMC serving as our directors.

Our certificate of incorporation provides that, subject to the limitations related to our technology and product development and marketing activities, EMC will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our officers or employees.

Our certificate of incorporation provides that if EMC acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and EMC, EMC will have no duty to communicate or present such corporate opportunity to us and we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such opportunity and waive any claim that such corporate opportunity be presented to us. EMC will have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that EMC acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

If one of our directors or officers who is also a director or officer of EMC learns of a potential transaction or matter that may be a corporate opportunity for both us and EMC and which may be properly pursued by us pursuant to the limitations related to our technology and product development and marketing activities, our certificate of incorporation provides that the director or officer will have satisfied his or her fiduciary duties to us and our stockholders, will not be liable for breach of fiduciary duties to us and our stockholders with respect to such corporate opportunity, and will be deemed not to have derived an improper personal economic gain from such corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:

•

where an opportunity is offered to a VMware director (but not an officer) who is also a director or officer of EMC, VMware will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a VMware director;

•

where an opportunity is offered to a VMware officer who is also an EMC officer, VMware will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a VMware officer;

•

where an opportunity is offered to a VMware officer who is also a director (but not an officer) of EMC, VMware will be entitled to pursue such opportunity unless expressly offered to the individual solely in his or her capacity as an EMC director; and

•

where one of our officers or directors, who also serves as a director or officer of EMC, learns of a potential transaction or matter that may be a corporate opportunity for both us and EMC in any manner not addressed in the foregoing descriptions, such director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that EMC pursues or acquires that corporate opportunity for itself.

The foregoing limitation of liability provisions are not intended to be an allocation of corporate opportunities between us and EMC.

For purposes of our certificate of incorporation, “corporate opportunities” are limited to business opportunities permitted by the provisions related to our technology and product development and marketing activities and, subject to this limitation, include business opportunities which we are financially able to undertake, which are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of EMC or its officers or directors will be brought into conflict with our self-interest.

The corporate opportunity provisions in our certificate of incorporation will continue in effect until the later of (1) EMC or its successor-in-interest ceasing to beneficially own 20% or more of the outstanding shares of our common stock and (2) the date upon which no VMware officer or director is also an officer or director of EMC or its successor-in-interest. The vote of at least 80% of the votes entitled to be cast will be required to amend, alter, change or repeal the corporate opportunity provisions.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Limitation of Liability and Indemnification Matters

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us, or has or had agreed to become a director of us, or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our certificate of incorporation in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent required by the Delaware General Corporation Law, for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect to any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal of this provision.

The master transaction agreement also provides for indemnification by us of EMC and its directors, officers and employees for specified liabilities, including liabilities under the Securities Act and the Exchange Act.

In addition, EMC maintains liability insurance for its directors and officers and for the directors and officers of its majority-owned subsidiaries, including us. This insurance provides for coverage, subject to certain exceptions, against loss from claims made against directors and officers in their capacity as such, including claims under the federal securities laws. We have also obtained additional liability insurance for our directors and officers to reduce the deductible payable under the policy maintained by EMC.

Stock Exchange Listing Symbol

We expect that our Class A common stock will be listed on the New York Stock Exchange or the NASDAQ Global Market under the symbol “        .”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our shares of our common stock in the public market after the restrictions lapse, could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, EMC will own              shares of our common stock, which will represent approximately          % of the total outstanding shares of our common stock (         % if the underwriters’ over-allotment option is exercised in full). In addition, based on the assumptions set forth in the “The Offering,” we will have reserved:

•	shares of our Class A common stock issuable upon the exercise of stock option awards, subject to vesting, to be granted upon the pricing of this offering; and

•

             shares of our Class A common stock issuable either upon the exercise of stock option awards, subject to vesting, or as restricted stock awards, subject to the lapsing of restrictions, in each case for issuance to employees in connection with the exchange offer.

Subject to certain exceptions set forth in “Underwriting,” we, our directors and executive officers and EMC also have agreed not to offer, sell, contract to sell, pledge or otherwise dispose (including by effective economic disposition) of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act in respect of, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, or publicly announce an intention to effect any such transaction, for a period of 180 days from the date of this prospectus without the prior written consent of Citi, JPMorgan and Lehman Brothers. Citi, JPMorgan and Lehman Brothers in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. In addition, we have agreed with the underwriters that we will require, as a condition to participating in the exchange offer, participating employees who receive options to purchase our Class A common stock and restricted stock awards of our Class A common stock in the exchange to agree to the foregoing lock-up restrictions, subject to certain exceptions, for a period of 180 days from the date of this prospectus. We may release the securities subject to these lock-up agreements only with the prior written consent of Citi, JPMorgan and Lehman Brothers in their sole discretion. Such release may occur at any time and without notice. See “Underwriting.”

As a result, in addition to the shares being sold in this offering, which may be sold immediately (except to the extent held by our affiliates, as described below), after this lock-up period, approximately              shares will be eligible for sale, subject to the volume, manner of sale and other limitations of Rule 144 and subject to any vesting requirements in respect of stock options and the lapsing of any restrictions on restricted shares.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•

the average weekly trading volume of shares of our common stock on the New York Stock Exchange or NASDAQ Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-UNITED STATES STOCKHOLDERS

The following is a general discussion of the anticipated material U.S. federal income and estate tax consequences relating to the ownership and disposition of our Class A common stock by non-United States holders, as defined below, who purchase our Class A common stock in this offering and hold such Class A common stock as capital assets. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, holders whose “functional” currency is not the U.S. dollar or persons who have acquired our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our Class A common stock.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, the term “non-United States holder” refers to a beneficial owner of our Class A common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to the treated as a United States person.

An individual may, in many cases, be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, rather than a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Class A common stock, we urge you to consult your own tax advisor.

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-United States holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-United States holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service, or IRS, documentation or (ii) the dividends are effectively connected with a non-United States holder’s conduct of a trade or business in the United States, or where a treaty provides the dividends are attributable to a U.S. permanent establishment of such non-United States holder, and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our Class A common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder’s conduct of a trade or business in the United States, or where a tax treaty provides, the gain is attributable to a U.S. permanent establishment of such non-United States holder, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our Class A common stock.

We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of Class A common stock only if such non-United States holder actually or constructively owned more than 5% of our Class A common stock during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our Class A common stock.

Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-United States holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

Information reporting may apply to payments made to a non-United States holder on or with respect to our Class A common stock. Backup withholding tax (at the then applicable rate) may also apply to payments made to a non-United States holder on or with respect to our Class A common stock, unless the non-United States holder certifies as to it status as a non-United States holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder will be allowed as a refund or a credit against such non-United States holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our directors and executive officers and EMC have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, JPMorgan and Lehman Brothers, offer, sell, contract to sell, pledge or otherwise dispose (including by effective economic disposition) of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act in respect of, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, or publicly announce an intention to effect any such transaction. The foregoing agreement does not apply to (a) the shares of Class A common stock to be sold in this offering; (b) the filing of any registration statement on Form S-8 by us in respect of the Class A common stock or securities convertible into, or exercisable or exchangeable for, the Class A common stock; (c) offers, sales, contracts to sell, the issuance of or the registration of Class A common stock or securities convertible into, or exercisable or exchangeable for, the Class A common stock pursuant to an equity-based compensation plan of ours in effect at the time of the offering; (d) offers, sales, contracts to sell, the issuance of or the registration of Class A common stock by us as consideration for one or more acquisitions, provided that (i) the acquirer of such Class A common stock agrees to be subject to a lock-up agreement in the same form as agreed to by us, and (ii) the aggregate number of shares of Class A common stock issued or agreed to be issued by us in all such acquisitions (measured as of the date of the applicable acquisition agreement) does not exceed              shares of Class A common stock; or (e) transfers of Class A common stock or securities convertible into, or exercisable or exchangeable for, Class A common stock by any person other than EMC or us by gift, donation to a charitable organization or transfer to a trust for the benefit of the transferring person or his immediate family, provided the recipient in each case agrees to be bound by the terms of the lock-up in the same form as agreed to by the transferring person, or transfers by will or the laws of descent and distribution. Citi, JPMorgan and Lehman Brothers, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. In addition, we have agreed with the underwriters that we will require, as a condition to participating in the exchange offer, participating employees who receive options to purchase our Class A common stock and restricted stock awards of our Class A common stock in the exchange to agree to the foregoing lock-up restrictions, subject to the foregoing exceptions, for a period of 180 days from the date of this prospectus. We may release the securities subject to these lock-up agreements only with the prior written consent of Citi, JPMorgan and Lehman Brothers in their sole discretion. Such release may occur at any time and without notice.

The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event, unless Citi, JPMorgan and Lehman Brothers waive this extension in their sole discretion.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state. This EEA selling restriction is in addition to any other selling restrictions set out below.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”) or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the relevant implementing measure of the Prospectus Directive.

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We expect to apply to list our Class A common stock on either the New York Stock Exchange or the NASDAQ Global Market under the symbol “        .”

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by VMware
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our Class A common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered”

short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short positions involve either purchases of the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the exchange on which we are listed or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be approximately $             million.

The underwriters have performed investment banking and advisory services for EMC from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and EMC in the ordinary course of their business.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third-party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Selected legal matters with respect to the validity of the Class A common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. The underwriters are represented by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The financial statements as of December 31, 2006 and 2005, for each of the two years in the period ended December 31, 2006 and for the period from January 9, 2004 to December 31, 2004, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the Class A common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the Class A common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

VMWARE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2006 and 2005	F-3

Consolidated Income Statements for the years ended December 31, 2006 and 2005 and for the period from January 9, 2004 to December 31, 2004	F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and for the period from January 9, 2004 to December 31, 2004	F-5

Consolidated Statements of Stockholder’s Equity (Deficit) for the years ended December 31, 2006 and 2005 and for the period from January 9, 2004 to December 31, 2004	F-6

Notes to Consolidated Financial Statements	F-7

Schedule:

Schedule II—Valuation and Qualifying Accounts	F-28

Note: All other financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of VMware, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholder’s equity (deficit) and cash flows present fairly, in all material respects, the financial position of VMware, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, and for the period from January 9, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on page F-28 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 17, 2007

VMware, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$176,134	$38,653
Accounts receivable, less allowance for doubtful accounts of $2,139 and $1,589	193,710	96,481
Due from EMC, net	2,245	—
Deferred income taxes	27,656	20,867
Other current assets	22,686	5,973

Total current assets	422,431	161,974
Furniture, fixtures and equipment, net	48,675	19,341
Other assets, net	49,912	26,092
Deferred tax asset	20,935	6,407
Intangible assets, net	43,515	59,737
Goodwill	560,482	526,252

Total assets	$1,145,950	$799,803

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$44,227	$12,465
Accrued expenses	103,321	42,417
Due to EMC, net	—	46,403
Income taxes payable to EMC	92,120	65,083
Deferred revenue, current portion	242,603	131,614

Total current liabilities	482,271	297,982
Note payable to EMC (see Note M)	800,000	—
Deferred revenue, net of current portion	63,912	16,842
Deferred tax liability	30,579	31,150
Commitments (see Note H)
Stockholder’s equity (accumulated deficit):
Series preferred stock, par value $.01; authorized 100,000 share; no shares outstanding	—	—
Class A common stock, par value $.01; authorized 2,500,000 shares; issued and outstanding 32,500 shares at December 31, 2006 and 2005	325	325
Class B convertible common stock, par value $.01; authorized 1,000,000 shares; issued and outstanding 300,000 shares at December 31, 2006 and 2005	3,000	3,000
Additional paid-in capital	—	560,649
Deferred compensation	—	(110,145)
(Accumulated deficit)	(234,137)	—

Total stockholder’s equity (deficit)	(230,812)	453,829

Total liabilities and stockholder’s equity (deficit)	$1,145,950	$799,803

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share amounts)

	For the Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
	2006	2005
Revenues:
License	$491,902	$287,006	$178,873
Services	212,002	100,068	39,883

	703,904	387,074	218,756

Costs of revenues:
Cost of license revenues	59,202	40,340	32,811
Cost of services revenues	64,180	24,852	12,625

	123,382	65,192	45,436

Gross profit	580,522	321,882	173,320
Operating expenses:
Research and development	148,254	72,561	43,900
Sales and marketing	238,327	124,964	59,976
General and administrative	69,602	30,762	19,037
In-process research and development	3,700	—	15,200

Operating income	120,639	93,595	35,207
Investment income	3,271	3,077	53
Other expense, net	(1,363)	(1,332)	(110)

Income before taxes	122,547	95,340	35,150
Income tax provision	36,832	28,565	18,369

Income before cumulative effect of a change in accounting principle	85,715	66,775	16,781
Cumulative effect of a change in accounting principle, net of tax of $757, $0 and $0	1,235	—	—

Net income	$86,950	$66,775	$16,781

Net income per weighted average share, basic:
Income per share before cumulative effect of a change in accounting principle	$0.26	$0.20	$0.05
Cumulative effect of a change in accounting principle	—	—	—

Net income per share	$0.26	$0.20	$0.05

Net income per weighted average share, diluted:
Income per share before cumulative effect of a change in accounting principle	$0.26	$0.20	$0.05
Cumulative effect of a change in accounting principle	—	—	—

Net income per share	$0.26	$0.20	$0.05

Weighted average shares, basic and diluted	332,500	332,500	332,500

Unaudited pro forma net income per weighted average share, basic:
Income per share before cumulative effect of a change in accounting principle
Cumulative effect of a change in accounting principle

Unaudited pro forma net income per share

Unaudited pro forma net income per weighted average share, diluted:
Income per share before cumulative effect of a change in accounting principle
Cumulative effect of a change in accounting principle

Unaudited pro forma net income per share

Unaudited pro forma weighted average shares, basic and diluted

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,		For the Period from January 9, 2004 to December 31, 2004
	2006	2005
Operating activities:
Net income	$86,950	$66,775	$16,781
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle	(1,235)	—	—
Depreciation and amortization	66,573	39,461	30,188
In-process research and development	3,700	—	15,200
Stock-based compensation	51,226	27,071	19,543
Provision for doubtful accounts	763	202	1,224
Loss on disposal of fixed assets	4,488	—	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(97,992)	(51,967)	(28,106)
Other assets	(9,076)	(2,120)	(718)
Due to (from) EMC	(48,365)	29,252	17,151
Accounts payable	31,762	7,751	(2,550)
Accrued expenses	60,904	20,909	6,237
Income taxes payable to EMC	(6,006)	44,062	10,943
Deferred income taxes, net	(21,888)	(22,683)	7,015
Deferred revenue	158,059	79,534	4,756
Other liabilities	—	—	(3,670)

Net cash provided by operating activities	279,863	238,247	93,994

Investing activities:
Additions to furniture, fixtures and equipment	(52,574)	(20,652)	(5,987)
Capitalized software development costs	(32,523)	(21,558)	(8,155)
Business acquisitions, net of cash acquired	(46,541)	(2,163)	—
Increase in restricted cash	(10,744)	(1,280)	179

Net cash used in investing activities	(142,382)	(45,653)	(13,963)

Financing activities:
Dividends paid to EMC	—	(190,000)	(92,920)

Net cash used in financing activities	—	(190,000)	(92,920)

Net increase in cash and cash equivalents	137,481	2,594	(12,889)
Cash and cash equivalents at beginning of year	38,653	36,059	48,948

Cash and cash equivalents at end of year	$176,134	$38,653	$36,059

Supplemental disclosures of cash flow information
Cash paid for interest	$481	$512	—
Cash paid for taxes	$64,074	$7,121	$412

Non-cash items:
Dividend declared in the form of a note payable to EMC (see Note M)	$800,000
Fair value of EMC stock options issued in acquisition	$689	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

(in thousands)

	Class A Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Deferred Compensation	(Accumulated Deficit)	Stockholder’s Equity (Deficit)
	Shares	Par Value	Shares	Par Value
Acquisition and capitalization of VMware, Inc.	32,500	$325	300,000	$3,000	$657,087	$(47,300)	$—	$613,112
Grants of EMC restricted stock, net of cancellations and withholdings	—	—	—	—	9,119	(9,119)	—	—
Amortization of deferred compensation	—	—	—	—	—	19,543	—	19,543
Benefit from tax sharing arrangement (see Note A)	—	—	—	—	3,766	—	—	3,766
Dividends declared	—	—	—	—	(76,139)	—	(16,781)	(92,920)
Net income	—	—	—	—	—	—	16,781	16,781

Balance, December 31, 2004	32,500	325	300,000	3,000	593,833	(36,876)	—	560,282

Grants of EMC restricted stock, net of cancellations and withholdings	—	—	—	—	103,885	(103,885)	—	—
Amortization of deferred compensation	—	—	—	—	—	30,616	—	30,616
Charge from tax sharing arrangement (see Note A)	—	—	—	—	(13,844)	—	—	(13,844)
Dividends declared	—	—	—	—	(123,225)	—	(66,775)	(190,000)
Net income	—	—	—	—	—	—	66,775	66,775

Balance, December 31, 2005	32,500	325	300,000	3,000	560,649	(110,145)	—	453,829

EMC stock options issued in acquisitions	—	—	—	—	689	—	—	689
Charge from tax sharing arrangement (see Note A)	—	—	—	—	(32,286)	—	—	(32,286)
Stock-based compensation expense	—	—	—	—	60,006	—	—	60,006
Reclassification of deferred compensation	—	—	—	—	(110,145)	110,145	—	—
Dividends declared (see Note M)	—	—	—	—	(478,913)	—	(321,087)	(800,000)
Net income	—	—	—	—	—	—	86,950	86,950

Balance, December 31, 2006	32,500	$325	300,000	$3,000	$—	$—	$(234,137)	$(230,812)

The accompanying notes are an integral part of the consolidated financial statements.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. The Company and Summary of Significant Accounting Policies

Background

VMware, Inc. (“VMware” or the “Company”) is the leading provider of virtualization solutions. VMware’s virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. VMware’s broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management.

On January 9, 2004, EMC Corporation (“EMC”) acquired all the outstanding capital stock of VMware. The acquisition was accounted for as a purchase. Accordingly, all assets and liabilities were adjusted to their fair market value. For financial statement purposes, the allocation of the purchase price paid by EMC for VMware has been reflected in VMware’s stand-alone financial statements.

The purchase price paid by EMC, net of cash received, was $613.1 million, which consisted of $539.4 million of cash, $72.0 million in fair value of EMC’s stock options and $1.7 million of transaction costs, which primarily consisted of fees paid for financial advisory, legal and accounting services. The fair value of EMC’s stock options issued to VMware employees was estimated using a Black-Scholes option-pricing model. The fair value of the stock options was estimated assuming no expected dividends and the following EMC weighted-average assumptions:

Expected life (in years)	4.0
Expected volatility	60.0%
Risk-free interest rate	2.0%

The intrinsic value allocated to the unvested options issued in the acquisition that had yet to be earned as of the acquisition date was $47.3 million and was initially recorded as deferred compensation in the purchase price allocation. Deferred compensation which related to those earlier awards has been eliminated against additional paid-in capital in conjunction with the adoption of Financial Accounting Standards No. 123 R, “Shared-Based Payments” (“FAS No. 123R”).

The following represents the allocation of the initial purchase price (table in thousands):

Current assets	$18,659
Furniture, fixtures and equipment	2,472
Other long-term assets	1,520
Intangible assets:
Goodwill	527,272
Developed technology (weighted-average useful life of 4.6 years)	93,610
Support and subscription contracts (weighted-average useful life of 9.0 years)	3,950
x86 system vendor contracts (weighted-average useful life of 5.0 years)	5,570
Trademarks and tradenames (weighted-average useful life of 5.0 years)	7,580
Non-solicitation agreements (weighted-average useful life of 3.0 years)	40
Acquired in-process research and development (“IPR&D”)	15,200

Total intangible assets	653,222
Deferred compensation	47,300
Current liabilities	(85,054)
Deferred income taxes	(21,337)
Long-term liabilities	(3,670)

Total purchase price	$613,112

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining the purchase price allocation, EMC considered, among other factors, its intention to use the acquired assets, historical demand and estimates of future demand of VMware’s products and services. The fair value of intangible assets was primarily based upon the income approach. The rate used to discount the net cash flows to their present values was based upon a weighted average cost of capital of 14%. The discount rate was determined after consideration of market rates of return on debt and equity capital, the weighted average return on invested capital and the risk associated with achieving forecast sales related to the technology and assets acquired from VMware.

The total weighted-average amortization period for the intangible assets subject to amortization is 4.8 years. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized, which in general reflects the cash flows generated from such assets. None of the goodwill is deductible for income tax purposes.

IPR&D of $15.2 million was written off at the date of acquisition because the IPR&D had no alternative uses and had not reached technological feasibility. The value assigned to IPR&D was determined utilizing the income approach by determining cash flow projections relating to the IPR&D projects. The stage of completion of each in-process project was estimated to determine the discount rate to be applied to the valuation of the in-process technology. Based upon the level of completion and the risk associated with in-process technology, a discount rate of 50% was deemed appropriate for valuing the IPR&D.

Prior to the acquisition by EMC, VMware’s fiscal year ended on January 31. In connection with the acquisition, VMware’s fiscal year end was changed to December 31 to conform to EMC’s year end. The results of operations of the predecessor for the first eight days of the new fiscal year ended December 31, 2004 have been excluded from the consolidated financial statements.

VMware is currently a wholly owned subsidiary of EMC. VMware’s certificate of incorporation was amended to authorize shares of Class A and Class B common stock. After a conversion of existing common stock into Class A and Class B common stock, EMC holds 32.5 million shares of Class A common stock and 300.0 million shares of Class B common stock. The ownership rights of Class A and Class B common stockholders are the same except with respect to voting, conversion, certain actions that require the consent of holders of Class B and other protective provisions. Each share of Class B common stock has ten votes while each share of Class A common stock has one vote for all matters to be voted on by stockholders. The capitalization of the Company, including all share and per share data has been retroactively adjusted to reflect the recapitalization.

As discussed in Note M, in April 2007, the Company declared an $800.0 million dividend to EMC payable in the form of a note. The dividend has been given retroactive treatment in the December 31, 2006 consolidated balance sheet.

Basis of Presentation

The financial statements have been derived from the consolidated financial statements and accounting records of EMC using the historical results of operations and historical basis of assets and liabilities for VMware and its wholly owned subsidiaries. The financial statements include expense allocations for certain corporate functions provided to VMware by EMC, including general corporate expenses. These allocations were based on estimates of the level of effort or resources incurred on behalf of VMware. Additionally, certain other costs incurred by EMC for the direct benefit of VMware, such as rent, salaries and benefits have been included in VMware’s financial statements.

Management believes the assumptions underlying the financial statements and the above allocations are reasonable. However, the financial statements included herein may not necessarily reflect results of operations,

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial position and cash flows as if VMware had operated as a stand-alone company during all periods presented. Accordingly, historical results of VMware should not be relied upon as an indicator of the future performance of VMware.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of VMware and its subsidiaries. All intercompany transactions and balances between VMware and its subsidiaries have been eliminated.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

VMware derives revenue from the licensing of software and related services. VMware recognizes revenue for software products and related services in accordance with the American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. VMware recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

The following summarizes the major terms of VMware’s contractual relationships with customers and the manner in which VMware accounts for sales transactions.

License revenue.

VMware recognizes revenue from the sale of software when risk of loss transfers, which is generally upon shipment or electronic transfer.

VMware licenses its software under perpetual licenses through its direct sales force and through its indirect channel of distributors, resellers, x86 system vendors and systems integrators. VMware defers revenue relating to products that have shipped to its indirect channel until its products are sold through the channel. VMware obtains sell-through information from distributors and resellers on a monthly basis. For VMware’s indirect channel partners who do not report sell-through data, VMware determines sell-through based on such distributors’ and resellers’ accounts receivable balances and other relevant factors. For x86 system vendors, revenue is recognized in arrears upon the receipt of binding royalty reports.

For all sales, VMware uses either a purchase order or a signed license agreement as evidence of an arrangement. Sales through distributors and resellers are evidenced by a master license agreement, together with purchase orders on a transaction-by-transaction basis.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s return policy does not allow end-users to return products for a refund. Certain distributors and resellers may rotate stock when new versions of a product are released. VMware estimates future product returns at the time of sale. VMware’s estimate is based on historical return rates, levels of inventory held by distributors and resellers and other relevant factors.

VMware offers rebates to channel partners. VMware recognizes an allowance for rebates as a reduction of revenue at the time the related product sale is recognized.

VMware accounts for marketing development funds and sales incentives to customers or resellers as a reduction of revenue at the time the related product sale is recognized.

Services revenue.

Services revenue consists of software maintenance and professional services.

VMware recognizes maintenance revenues ratably over the contract period.

Professional services include design, implementation and training. Professional services are not considered essential to the functionality of VMware’s products as these services do not alter the product capabilities and may be performed by customers or other vendors. Professional services engagements that have durations of 90 days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than 90 days for which VMware is able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other engagements is recognized upon completion.

Multiple element arrangements.

VMware’s software products are sold with maintenance and/or professional services. VSOE of fair value of professional services is based upon the standard rates VMware charges for such services when sold separately. VSOE for maintenance services is established by the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate for maintenance included in the license agreement. The revenue allocated to software license included in multiple element contracts represents the residual amount of the contract after the fair value of the other elements has been determined.

Customers under maintenance agreements are entitled to receive updates and upgrades on a when-and-if-available basis. In the event upgrades have been announced but not delivered, product revenue is deferred after the announcement date until delivery occurs unless the company has established VSOE of fair value for the upgrade. VSOE of fair value of upgrades is established based upon the price set by management. VMware has a history of selling upgrades on a stand-alone basis.

Deferred revenue includes unearned maintenance fees, professional services fees and license fees.

Foreign Currency Translation

The U.S. dollar is the functional currency of VMware’s foreign subsidiaries. Gains and losses from foreign currency transactions are included in other expense, net, and consist of losses of $0.6 million in both 2006 and 2005.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of 90 days or less at the time of purchase. Cash equivalents consist of money market funds.

Under the terms of various agreements, VMware had restricted cash of $13.3 million and $2.5 million at December 31, 2006 and 2005, respectively. Of these amounts, $10.2 million and $2.5 million was included in other current assets at December 31, 2006 and 2005, respectively, and $3.1 million was included in other assets, net at December 31, 2006.

Allowance for Doubtful Accounts

VMware maintains an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. The allowance is based upon the creditworthiness of VMware’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance account.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation commences upon placing the asset in service and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Furniture and fixtures	5 years
Equipment	2 to 5 years
Leasehold improvements	Shorter of lease term or useful life

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the income statement. Repair and maintenance costs, including planned maintenance, are expensed as incurred.

Research and Development and Capitalized Software Development Costs

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Technological feasibility is defined as the earlier of the completion of a detail program design or a working model. Such costs include salaries and benefits, including stock-based compensation, consultants, facilities-related costs, equipment costs, and depreciation. Software development costs incurred subsequent to establishing technological feasibility through the general release of the software products are capitalized. Capitalized costs are amortized over periods ranging from 18 to 24 months, which represent the products’ estimated useful lives. Unamortized software development costs were $46.5 million and $25.8 million at December 31, 2006 and 2005, respectively, and are included in other assets, net. Amortization expense was $22.3 million, $6.2 million and $1.3 million in 2006, 2005 and 2004, respectively. Amounts capitalized were $43.0 million, $25.1 million and $8.2 million in 2006, 2005 and 2004, respectively.

Long-lived Assets

Purchased intangible assets, other than goodwill, are amortized over their estimated useful lives which range from three to nine years. Goodwill is carried at its historical cost.

VMware periodically reviews long-lived assets for impairment in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. VMware initiates reviews for impairment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

VMware tests goodwill for impairment in accordance with SFAS No. 142 “Goodwill and other Intangible Assets,” in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Advertising

Advertising production costs are expensed as incurred. Advertising expense was $1.6 million, $0.9 million and $0.3 million in 2006, 2005 and 2004, respectively.

Income Taxes

Income taxes as presented herein are calculated on a separate tax return basis, although VMware is included in the consolidated tax return of EMC. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

VMware does not provide for a U.S. income tax liability on undistributed earnings of VMware’s foreign subsidiaries. The earnings of non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, are currently indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

The difference between the income taxes payable that is calculated on a separate return basis and the amount actually paid to EMC pursuant to VMware’s tax sharing agreement is presented as a component of additional paid-in capital.

Sales Taxes

Sales and other taxes collected from customers and subsequently remitted to government authorities are recorded as accounts receivable with a corresponding offset to sales tax payable. The balances are removed from the consolidated balance sheet as cash is collected from the customer and as remitted to the tax authority.

Earnings Per Share

Prior to the completion of the IPO, VMware had 32.5 million shares of Class A common stock and 300.0 million shares of Class B common stock outstanding. There is no difference between basic and diluted earnings per share because there were no outstanding options to purchase shares of VMware common stock or other potentially dilutive securities outstanding prior to the offering. For purposes of calculating earnings per share, the Class A common stock and Class B common stock are treated as a single class because they share the same rights in dividends. In connection with the IPO, eligible employees will be offered the right to exchange equity instruments held in EMC’s common stock for equity instruments of VMware’s common stock, and certain employees will be awarded stock option grants to purchase shares of VMware’s common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited pro forma per share data gives effect, in the weighted average shares used in the calculation, to the additional              shares, which, when multiplied by the assumed offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and after giving effect to a pro rata allocation of offering costs, would have been required to be issued to generate proceeds sufficient to pay the portion of the $800.0 million dividend declared in April 2007 (see Note M) that exceeded the most recent year’s net earnings.

Comprehensive Income

Comprehensive income is equal to net income.

Concentrations of Risks

Financial instruments which potentially subject VMware to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. VMware places cash and cash equivalents in money market funds and limit the amount of investment with any one issuer.

VMware provides credit to distributors, resellers and certain end-user customers in the normal course of business. Credit is generally extended to new customers based upon industry reputation or a credit evaluation. Credit is extended to existing customers based on ongoing credit evaluations, prior payment history and demonstrated financial stability.

Two distributors each accounted for 28% and 11%, respectively, of VMware’s accounts receivable balance as of December 31, 2006. Two distributors each accounted for 30% and 11%, respectively, of VMware’s accounts receivable balance as of December 31, 2005. One of these distributors accounted for 29%, 30% and 27% of revenues in 2006, 2005 and 2004, respectively.

Accounting for Stock-Based Compensation

VMware employees have been granted stock options for and restricted stock awards of EMC’s common stock. On January 1, 2006, FAS No. 123R became effective. The standard requires recognizing compensation costs for all share-based payment awards made to employees based upon the awards’ estimated grant date fair value. The standard covers employee stock options, restricted stock and employee stock purchases related to employee stock purchase plans. Additionally, VMware applied the provisions of the SEC’s Staff Accounting Bulletin No. 107 on Share-Based Payment to VMware’s adoption of FAS No. 123R. Previously, VMware elected to account for these share-based payment awards under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). Although the equity awards have been made for grants in EMC’s common stock, for purposes of presentation within these financial statements, the compensation related to these equity grants has been included as a component of stockholder’s equity.

FAS No. 123R was adopted using the modified prospective transition method which does not result in the restatement of results from prior periods, and, accordingly, the results of operations for the year ended December 31, 2006 and future periods will not be comparable to the historical results of operations of VMware.

Under the modified prospective transition method, FAS No. 123R applies to new equity awards and to equity awards modified, repurchased or canceled after the adoption date. Additionally, compensation cost for the portion of awards granted prior to the adoption date for which the requisite service has not been rendered as of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the adoption date is recognized as the requisite service is rendered. The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated in the prior period pro forma disclosures under FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS No. 123”) as reported by EMC. The compensation cost for those earlier awards is attributed to periods beginning on or after the adoption date using the attribution method that was used under FAS No. 123, which was the straight-line method. Instead of recognizing forfeitures only as they occur, VMware now estimates an expected forfeiture rate which is utilized to determine VMware’s expense. Deferred compensation which related to those earlier awards has been eliminated against additional paid-in capital in conjunction with the adoption of FAS No. 123R.

For stock options, VMware has utilized the Black-Scholes option-pricing model to determine the fair value of VMware’s stock option awards. For stock options and restricted stock, VMware recognizes compensation cost on a straight-line basis over the awards’ vesting periods for those awards which contain only a service vesting feature.

In connection with the IPO, EMC will conduct an exchange offer enabling eligible VMware employees to exchange their options to acquire EMC common stock for options to acquire VMware common stock and to exchange restricted stock awards of EMC’s common stock for restricted stock awards of VMware’s common stock.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. VMware will adopt FIN No. 48 on January 1, 2007. VMware is currently evaluating the potential impact of FIN No. 48 on its financial position and results of operations.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS No. 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. VMware is currently evaluating the potential impact of FAS No. 157 on VMware’s financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115” (“FAS No. 159”). The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. VMware is currently evaluating the potential impact of FAS No. 159 on VMware’s financial position and results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

B. Business Acquisitions, Goodwill and Intangible Assets

In June 2006, VMware acquired all of the outstanding capital stock of Akimbi Systems, Inc. (“Akimbi”), a developer of software that builds upon and leverages virtualization technology to improve the efficiency and effectiveness of enterprise application development operations and the IT organizations that support them. Through the acquisition of Akimbi, VMware’s capabilities for virtualizing information by providing virtualization solutions to the development and test environments have been enhanced.

The purchase price, net of cash received, was $47.3 million, which consisted of $45.9 million of cash, $0.7 million in fair value of EMC’s stock options and $0.7 million of transaction costs, which primarily consisted of fees incurred by VMware for financial advisory, legal and accounting services. The fair value of EMC’s stock options issued to employees of Akimbi was estimated using a Black-Scholes option-pricing model. The fair value of the stock options was estimated assuming no expected dividends and the following weighted-average assumptions:

Expected life (in years)	2.5
Expected volatility	35.0%
Risk-free interest rate	5.0%

The consolidated financial statements include the results of Akimbi from the date of acquisition. The purchase price has been allocated to the tangible and identifiable intangible assets acquired and the liabilities assumed based on estimated fair values as of the acquisition date.

The following represents the allocation of the purchase price (table in thousands):

Current assets	$410
Furniture, fixtures and equipment	527
Other long-term assets	24
Intangible assets:
Goodwill	34,258
Developed technology (weighted-average useful life of 5.0 years)	9,300
IPR&D	3,700

Total intangible assets	47,258
Current liabilities	(542)
Deferred income tax liability	(380)

Total purchase price	$47,297

In determining the purchase price allocation, VMware considered, among other factors, VMware’s intention to use the acquired assets and historical and estimated future demand of Akimbi’s products. The fair value of intangible assets was primarily based upon the income approach. The rate used to discount the net cash flows to their present values was based upon a weighted average cost of capital of 25%. The discount rate was determined after consideration of market rates of return on debt and equity capital, the weighted average return on invested capital and the risk associated with achieving forecasted sales related to the technology and assets acquired from Akimbi.

The amortization period for the developed technology is 5.0 years. The developed technology is being amortized based upon the pattern in which the economic benefits of the asset is being utilized, which in general reflects the cash flows generated from the asset. None of the goodwill is deductible for income tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The IPR&D of $3.7 million was written off at the date of acquisition because it was determined that the IPR&D had no alternative uses and had not reached technological feasibility. The value assigned to IPR&D was determined utilizing the income approach by determining cash flow projections relating to the identified IPR&D project. The stage of completion for the in-process project was estimated to determine the discount rates to be applied to the valuation of the in-process technology. Based upon the level of completion and the risk associated with in-process technology, VMware applied a discount rate of 35% to value the project.

Intangible Assets

Intangible assets, excluding goodwill as of December 31, 2006 and 2005, consist of (tables in thousands):

2006 Category	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$102,910	$(70,684)	$32,226
Trademarks and tradenames	7,580	(3,200)	4,380
Customer relationships and customer lists	5,290	(1,774)	3,516
Other	5,660	(2,267)	3,393

Total intangible assets, excluding goodwill	$121,440	$(77,925)	$43,515

2005 Category	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$93,610	$(48,845)	$44,765
Trademarks and tradenames	7,580	(1,736)	5,844
Customer relationships and customer lists	5,290	(809)	4,481
Other	5,660	(1,013)	4,647

Total intangible assets, excluding goodwill	$112,140	$(52,403)	$59,737

Amortization expense on intangibles was $25.5 million, $26.1 million and $26.3 million in 2006, 2005 and 2004, respectively. As of December 31, 2006, amortization expense on intangible assets for the next five years is expected to be as follows (table in thousands):

2007	$25,150
2008	12,344
2009	3,465
2010	1,807
2011	397

Total	$43,163

Changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 consist of the following (table in thousands):

	2006	2005
Balance, beginning of the year	$526,252	$525,479
Goodwill acquired	34,258	4,644
Finalization of purchase price allocations	(28)	(3,871)

Balance, end of the year	$560,482	$526,252

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C. Other Current Assets

Other current assets consists of (table in thousands):

	December 31, 2006	December 31, 2005
Restricted cash	$10,173	$2,515
Prepaid expenses	7,337	2,522
Other receivables	4,950	492
Other	226	444

	$22,686	$5,973

D. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consists of (table in thousands):

	December 31, 2006	December 31, 2005
Furniture and fixtures	$1,338	$99
Equipment	57,321	23,677
Improvements	11,456	2,758
Construction in progress	9,942	5,660

	80,057	32,194
Accumulated depreciation	(31,382)	(12,853)

	$48,675	$19,341

Depreciation expense was $18.7 million, $7.2 million and $2.6 million for 2006, 2005 and 2004, respectively.

E. Accrued Expenses

Accrued expenses consist of (table in thousands):

	December 31, 2006	December 31, 2005
Salaries and benefits	$45,576	$20,720
Accrued rebates	28,655	7,891
Other	29,090	13,806

	$103,321	$42,417

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

F. Income Taxes

VMware’s provision for income taxes consists of (table in thousands):

	2006	2005	2004
Federal:
Current	$53,101	$47,088	$11,021
Deferred	(20,083)	(20,840)	5,957

	33,018	26,248	16,978

State:
Current	3,096	2,942	(214)
Deferred	(2,184)	(1,653)	1,058

	912	1,289	844

Foreign:
Current	2,902	1,028	547
Deferred	—	—	—

	2,902	1,028	547

Total provision for income taxes	$36,832	$28,565	$18,369

A reconciliation of VMware’s income tax provision to the statutory federal tax rate is as follows:

	2006		2005		2004
Statutory federal tax rate	35.0%		35.0%		35.0%
State taxes, net of federal benefit	0.7%		1.4%		2.4%
Tax rate differential for international jurisdictions	(21.0%	)	(16.7%	)	(12.4%	)
U.S. tax credits	(4.9%	)	(3.9%	)	(8.0%	)
Permanent items, including Subpart F Income, non-deductible stock-based compensation expenses and IPR&D charges	20.8%		16.1%		38.7%
Other	(0.5%	)	(1.9%	)	(3.4%	)

Effective tax rate	30.1%		30.0%		52.3%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the current and non-current deferred tax assets are as follows (table in thousands):

	December 31, 2006		December 31, 2005
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Current:
Accounts receivable	$630	$—	$604	$—
Accrued expenses	9,402	—	3,460	—
Deferred revenue	16,778	—	16,740	—
Net operating loss carryforwards	846	—	63	—

Total current	27,656	—	20,867	—

Non-current:
Property, plant and equipment, net	2,749	—	1,007	—
Intangible and other assets, net	—	(30,579)	—	(31,150)
Deferred revenue	15,698	—	5,400	—
Credit carryforwards	612	—	—	—
Net operating loss carryforwards	1,876	—	—	—

Total non-current	20,935	(30,579)	6,407	(31,150)

Total deferred tax assets and liabilities	$48,591	$(30,579)	$27,274	$(31,150)

VMware has federal net operating loss carryforwards of $7.0 million from acquisitions in 2005 and 2006. These carryforwards expire at different periods through 2026. Portions of these carryforwards are subject to annual limitations, including Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. tax purposes. VMware expects to be able to fully use these net operating losses against future income.

Deferred income taxes have not been provided on basis differences related to investments in foreign subsidiaries. These basis differences were approximately $12.9 million and $0.5 million at December 31, 2006 and 2005, respectively, and consisted of undistributed earnings permanently invested in these entities. The unrecognized deferred tax liability associated with these unremitted earnings is approximately $4.4 million and $0.1 million as of December 31, 2006 and 2005, respectively. Income before income taxes from foreign operations for 2006, 2005 and 2004 was $82.0 million, $48.5 million and $14.0 million, respectively.

The difference between the income taxes payable that is calculated on a separate return basis and the amount actually paid to EMC pursuant to VMware’s tax sharing agreement is presented as a component of additional paid-in capital. These differences resulted in an increase of additional paid-in capital of $3.8 million in 2004 and a decrease in additional paid-in capital of $13.8 million and $32.3 million in 2005 and 2006, respectively.

G. 401(k) Plan

VMware employees participate in EMC’s 401(k) plan. VMware matches pre-tax employee contributions up to 6% of eligible compensation during each pay period (subject to the $750 maximum match each quarter). Matching contributions are immediately 100% vested. VMware contributions for employees were $3.1 million in 2006, $2.0 million in 2005 and $0.9 million in 2004.

Employees may elect to invest their contributions in a variety of funds, including an EMC stock fund. The 401(k) plan limits an employee’s maximum investment allocation in the EMC stock fund to 30% of his or her total contribution. The matching contribution mirrors the investment allocation of the employee’s contribution.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

H. Commitments and Contingencies

Operating Lease Commitments

VMware leases office facilities and equipment under various operating leases. Facility leases generally include renewal options. Rent expense for 2006, 2005 and 2004 was $13.5 million, $5.8 million and $3.8 million, respectively.

VMware’s future lease commitments are as follows (table in thousands):

2007	$13,562
2008	8,966
2009	7,864
2010	7,617
2011	6,632
Thereafter	253,442

Total minimum lease payments	$298,083

Outstanding Obligations

At December 31, 2006 VMware had outstanding purchase orders aggregating $46.7 million. While the purchase orders are generally cancelable without penalty, certain vendor agreements provide for percentage-based cancellation fees or minimum restocking charges based on the nature of the product or service. In addition, VMware had outstanding construction contracts for VMware’s new headquarter facilities aggregating $77.6 million at December 31, 2006. EMC currently reimburses VMware for the costs VMware incurs under these contracts and will continue to do so through the date of VMware’s initial public offering, at which time VMware will purchase the facilities from EMC. Total costs incurred through December 31, 2006 were $63.5 million. There will be additional costs incurred through the initial public offering date.

Guarantees and Indemnification Obligations

VMware enters into agreements in the ordinary course of business with, among others, customers, distributors, resellers, x86 system vendors and systems integrators. Most of these agreements require VMware to indemnify the other party against third-party claims alleging that a VMware product infringes or misappropriates a patent, copyright, trademark, trade secret and/or other intellectual property right. Certain of these agreements require VMware to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions of VMware, its employees, agents or representatives.

VMware has agreements with certain vendors, financial institutions, lessors and service providers pursuant to which VMware has agreed to indemnify the other party for specified matters, such as acts and omissions of VMware, its employees, agents or representatives.

VMware has procurement or license agreements with respect to technology that is used in VMware’s products and agreements in which VMware obtains rights to a product from an x86 system vendor. Under some of these agreements, VMware has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to VMware’s acts or omissions relating to the supplied products or technologies.

VMware has agreed to indemnify the directors and officers of VMware and VMware’s subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with certain acquisitions, VMware has agreed to indemnify the current and former directors, officers and employees of the acquired company in accordance with the acquired company’s by-laws and charter in effect immediately prior to the acquisition or in accordance with indemnification or similar agreements entered into by the acquired company and such persons. VMware has maintained the acquired company’s directors’ and officers’ insurance, which should enable VMware to recover a portion of any future amounts paid.

Based upon VMware’s historical experience and information known as of December 31, 2006, VMware believes liability on the above guarantees and indemnities at December 31, 2006 is insignificant.

Litigation

VMware is a party to various legal proceedings which VMware considers routine and incidental to VMware’s business. Management does not expect the results of any of these proceedings to have a material adverse effect on VMware’s business, results of operations or financial condition.

I. Stockholder’s Equity

Preferred Stock

VMware’s series preferred stock may be issued from time to time in one or more series, with such terms as VMware’s board of directors may determine, without further action by VMware’s stockholders.

Equity Plans

VMware employees participate in the EMC Corporation 2003 Stock Plan (the “2003 Plan”) which provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units. The exercise price for a stock option shall not be less than 100% of the fair market value of EMC’s common stock on the date of grant. Options generally become exercisable in annual installments over a period of three to five years after the date of grant and expire ten years after the date of grant. Incentive stock options will expire no later than ten years after the date of grant. Restricted stock is common stock that is subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Awards of restricted stock that vest only by the passage of time will not vest fully in less than three years after the date of grant.

In addition to the 2003 Plan, VMware employees have participated in EMC’s three employee stock option plans (the “1985 Plan,” the “1993 Plan” and the “2001 Plan”). Under the terms of each of the three plans, the exercise price of incentive stock options issued must be equal to at least the fair market value of EMC’s common stock on the date of grant. In the event that non-qualified stock options are granted under the 1985 Plan, the exercise price may be less than the fair market value at the time of grant, but in the case of employees not subject to Section 16 of the Securities Exchange Act of 1934, not less than par value (which is $0.01 per share), and in the case of employees subject to Section 16, not less than 50% of the fair market value on the date of grant. In the event that non-qualified stock options are granted under the 1993 Plan or the 2001 Plan, the exercise price may be less than the fair market value at the time of grant but not less than par value.

Employee Stock Purchase Plan

Under EMC’s 1989 Employee Stock Purchase Plan (the “1989 Plan”), eligible VMware employees may purchase shares of EMC’s common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly, on January 1 and July 1, and are exercisable on the succeeding June 30 or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31. In 2006, 2005 and 2004, 1.0 million shares, 0.5 million shares and 0.3 million shares, respectively, were purchased under the 1989 Plan by VMware employees at a weighted-average purchase price per share of $9.32, $11.61 and $9.58, respectively. Total cash proceeds to EMC from the purchase of shares under the 1989 Plan by VMware employees in 2006, 2005 and 2004 were $9.0 million, $5.3 million and $3.2 million, respectively.

Stock Options

The following tables summarize option activity for VMware employees in EMC stock options (shares in thousands):

	Number of Shares	Wtd. Avg. Exercise Price
VMware options exchanged for EMC options at January 8, 2004 (see Note A)	6,311	$1.59
Options relating to employees transferred from EMC	122	24.10
Granted	4,917	11.69
Forfeited	(469)	6.46
Expired	(39)	13.08
Exercised	(1,467)	1.22

Outstanding, December 31, 2004	9,375	6.95
Options relating to employees transferred from EMC	128	22.04
Granted	3,442	13.84
Forfeited	(1,021)	9.26
Expired	(11)	9.42
Exercised	(1,328)	3.41

Outstanding, December 31, 2005	10,585	9.59
Options relating to employees transferred from EMC	293	23.59
Options exchanged in a business acquisition	265	0.40
Granted	4,941	12.51
Forfeited	(847)	12.22
Expired	(114)	14.80
Exercised	(1,298)	2.35

Outstanding, December 31, 2006	13,825	11.23

The total pre-tax intrinsic values of options exercised in 2006, 2005 and 2004 were $13.2 million, $13.6 million and $17.3 million, respectively. Cash proceeds from the exercise of stock options paid to EMC were $3.0 million, $4.5 million and $1.8 million in 2006, 2005 and 2004, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized information about stock options outstanding that are expected to vest and stock options exercisable at December 31, 2006 is as follows (shares and intrinsic values in thousands):

	Options Outstanding and Expected to Vest				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Aggregate Intrinsic Value	Number of Options	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Aggregate Intrinsic Value
$ 0.01 - $ 5.00	2,100	6.00	$1.29	$25,021	1,913	5.77	$1.37	$22,641
$ 5.01 - $10.00	893	9.17	9.34	3,451	136	4.87	6.56	902
$10.01 - $15.00	8,700	8.48	12.89	5,368	2,026	7.58	12.45	2,081
$15.01 - $20.00	39	5.01	16.46	—	38	4.61	16.57	—
$20.01 - $30.00	25	2.63	27.49	—	25	2.63	27.49	—
$30.01 - $50.00	68	3.58	35.52	—	68	3.58	35.52	—
$50.01 - $70.00	12	3.17	59.59	—	12	3.17	59.59	—
$70.01 - $90.00	45	3.71	83.85	—	45	3.71	83.85	—

	11,882	8.02	11.06	$33,840	4,263	6.51	8.67	$25,624

Expected forfeitures	1,943

Total options outstanding	13,825

The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic values based on EMC’s closing stock price of $13.20 as of December 31, 2006 which would have been received by the option holders had all in-the-money options been exercised as of that date.

Restricted Stock

The following tables summarize restricted stock activity for grants to VMware employees of EMC restricted stock in 2006, 2005 and 2004 (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock at January 8th, 2004	—	$—
Granted	978	12.33

Outstanding, December 31, 2004	978	12.33
Granted	7,718	14.04
Vested	(622)	12.76
Forfeited	(172)	13.40

Outstanding, December 31, 2005	7,902	13.94
Granted	3,303	12.19
Vested	(1,967)	13.70
Forfeited	(425)	13.94

Restricted stock at December 31, 2006	8,813	13.34

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair values of EMC restricted stock that vested in 2006 and 2005 were $26.9 million and $7.9 million, respectively.

The EMC restricted stock awards have various vesting terms, including pro rata vesting over three years and cliff vesting at the end of five years from the date of grant with acceleration in each of the first three or four years for achieving specified performance criteria.

As of December 31, 2006, 8.8 million shares of EMC restricted stock were outstanding and unvested, with an aggregate intrinsic value of $117.6 million and a weighted average remaining contractual life of approximately 3.7 years. These shares are scheduled to vest through 2011.

Impact of Adopting FAS No. 123R

The following table summarizes the components of total stock-based compensation expense included in VMware’s consolidated income statement in 2006 (table in thousands):

	Year Ended December 31, 2006
	Stock Options	Restricted Stock	Total Stock-Based Compensation
Cost of license sales	$80	$19	$99
Cost of services revenues	1,248	1,136	2,384
Research and development	4,095	22,247	26,342
Sales and marketing	4,704	7,316	12,020
General and administrative	2,500	7,881	10,381

Stock-based compensation expense before income taxes	12,627	38,599	51,226
Income tax benefit	2,327	9,902	12,229

Total stock-based compensation, net of tax	$10,300	$28,697	$38,997

Stock option expense includes $2.5 million of expense associated with the EMC employee stock purchase plan.

In connection with the adoption of FAS No. 123R, VMware recorded a cumulative effect adjustment to recognize compensation costs previously recorded in VMware’s pro forma equity compensation disclosures that would have been capitalized in VMware’s consolidated balance sheet as of January 1, 2006. Additionally, included in the cumulative effect adjustment was the application of an estimated forfeiture rate on VMware’s previously recognized expense. The components of the adjustment were as follows (table in thousands):

Year Ended December 31, 2006
Capitalized software development costs (included in other assets, net)	$1,709
Estimated forfeitures on previously recognized equity compensation expense	283

Cumulative effect of a change in accounting principle before taxes	1,992
Income taxes	757

Cumulative effect of a change in accounting principle, net of tax	$1,235

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006 and December 31, 2005 VMware capitalized $8.8 million and $3.5 million, respectively, of equity-based compensation expense associated with capitalized software development.

As of December 31, 2006, the total unrecognized after-tax compensation cost for stock options, restricted stock and options under the employee stock purchase plan was $97.6 million. This non-cash expense will be recognized through 2011 with a weighted average remaining period of 1.4 years.

As a result of adopting FAS No. 123R, VMware’s income before taxes and net income in 2006 were $2.9 million and $1.5 million lower, respectively, than if VMware had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share in 2006 would have been $0.01 higher if VMware had not adopted FAS No. 123R.

For the periods prior to 2006, VMware elected to apply APB No. 25 and related interpretations in accounting for VMware’s stock-based compensation plans. For the acquisition of VMware by EMC, VMware exchanged the options held by VMware employees for EMC options as of the acquisition date. In accordance with APB No. 25, VMware recognized the fair value of the exchanged options as part of the purchase price. VMware also recorded the intrinsic value of the unvested options as compensation expense over the remaining service period subsequent to the acquisition.

For purposes of determining the pro forma impact of FAS No. 123 for 2005 and 2004, the Company’s policy was to record the amount by which the fair value of the vested and unvested EMC stock awards exceeded the value of the acquirees’ options that were being exchanged. The difference in the fair value of the EMC options exchanged as compared to the fair value of the options held by VMware’s employees was insignificant.

The following is a reconciliation of net income per weighted average share had VMware adopted the fair value recognition provisions of FAS No. 123 in 2005 and 2004 (table in thousands, except per share amounts):

	2005	2004
Net income	$66,775	$16,781

Add back: Stock compensation costs, net of tax, on stock-based awards	21,423	16,458
Less: Stock compensation costs, net of taxes, had stock compensation expense been measured at fair value	(15,133)	(3,645)

Adjusted stock compensation expense per FAS No. 123, net of taxes	6,290	12,813

Adjusted net income	$73,065	$29,594

Net income per weighted average share, basic and diluted—as reported	$0.20	$0.05

Adjusted net income per weighted average share, basic and diluted	$0.22	$0.09

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option granted during 2006, 2005 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Year Ended December 31,
	2006	2005	2004
Stock Options
Dividend yield	None	None	None
Expected volatility	34.4%	40.8%	52.8%
Risk-free interest rate	4.8%	4.0%	3.6%
Expected life (in years)	4.0	4.0	4.8
Weighted-average fair value at grant date	$4.28	$5.22	$5.71

	For the Year Ended December 31,
	2006	2005	2004
Employee Stock Purchase Plan
Dividend yield	None	None	None
Expected volatility	27.6%	42.1%	49.5%
Risk-free interest rate	4.9%	3.0%	1.4%
Expected life (in years)	0.5	0.5	0.5
Weighted-average fair value at grant date	$2.86	$3.95	$3.48

Expected volatilities are based on historical and implied volatilities from traded options in EMC’s stock. VMware uses EMC historical data to estimate the expected term of options granted within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

J. Related Party Transactions

In 2006, VMware recognized professional services revenues of $1.4 million for services provided to EMC customers pursuant to contractual agreements with EMC.

In 2006 and 2005, VMware purchased $2.9 million and $0.6 million, respectively, of storage systems from EMC. The purchase amounts represent EMC’s cost.

The financial statements include expense allocations for certain corporate functions provided by EMC, including accounting, treasury, tax, legal and human resources. These allocations were based on estimates of the level of effort or resources incurred on VMware’s behalf. The total costs allocated from EMC were $5.1 million in 2006, $5.3 million in 2005 and $4.5 million in 2004. Additionally, certain other costs incurred by EMC for VMware’s direct benefit, such as rent, salaries and benefits have been included as expenses in VMware’s financial statements. The total of these other costs were $63.7 million in 2006, $27.1 million in 2005 and $7.3 million in 2004. As part of VMware’s tax sharing arrangement, VMware paid EMC income taxes of $63.1 million and $6.6 million in 2006 and 2005, respectively, which differed from the amounts owed on a separate return basis. The difference between these amounts is presented as a component of stockholder’s equity. VMware earned interest income on VMware’s intercompany balance from EMC in the amount of $0.8 million and $2.6 million in 2006 and 2005, respectively. VMware’s interest income and VMware’s expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the financial statements.

VMWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

K. Risks and Uncertainties

VMware’s future results of operations involve a number of risks and uncertainties. Factors that could affect VMware’s future operating results and cause actual results to vary materially from expectations include, but are not limited to: uncertainty in the potential market for VMware’s products; increasing competition; the need for cooperation of operating system and hardware vendors; restrictions imposed upon VMware by EMC; reliance on distributors, resellers, x86 system vendors and systems integrators, dependence on VMware’s existing management and key personnel; and protection of VMware’s intellectual property rights.

L. Segment Information

VMware operates in one reportable segment in accordance with the provisions of SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The chief operating decision maker is the President and Chief Executive Officer. VMware operates in one segment, therefore all financial segment information required by SFAS No. 131 can be found in the condensed consolidated financial statements.

Revenues by geographic area are as follows (table in thousands):

	2006	2005	2004
United States	$391,614	$209,600	$119,304
International	312,290	177,474	99,452

Total	$703,904	$387,074	$218,756

Long-lived assets, excluding financial instruments and deferred tax assets in the United States were $694.0 million at December 31, 2006 and $628.9 million at December 31, 2005. No country other than the United States accounted for 10% or more of these assets at December 31, 2006 or 2005. Long-lived assets, excluding financial instruments and deferred tax assets, internationally were $5.5 million at December 31, 2006 and $1.0 million at December 31, 2005.

One distributor accounted for 29%, 30% and 27% of revenues in 2006, 2005 and 2004, respectively.

M. Subsequent Events

In April 2007, VMware acquired all of the capital stock of a privately-held company for $24.2 million. Through the acquisition VMware advanced VMware’s desktop virtualization efforts. The acquired company provides software that connects users to their desktop deployed on VMware Infrastructure.

In April 2007, VMware declared an $800.0 million dividend to EMC. The dividend was paid in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points, with interest payable quarterly in arrears commencing June 30, 2007. The note may be repaid, without penalty, at any time commencing July 2007. This dividend has been given retroactive effect as of December 31, 2006 in the accompanying consolidated balance sheet. The dividend was first applied against additional paid-in-capital until that was reduced to zero, with the remainder then allocated using a reduction of retained earnings.

In April 2007, VMware entered into an agreement to acquire all of the capital stock of a privately-held offshore software development company for aggregate cash consideration of less than $10 million. VMware entered into the acquisition as part of its efforts to expand its software development operations.

VMWARE, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Allowance for Bad Debts	Balance at Beginning of Period	Allowance for Bad Debts Charged to Selling, General and Administrative Expenses	Charged to Other Accounts	Bad Debts Write-Offs	Balance at End of Period
Year ended December 31, 2006 allowance for doubtful accounts	$1,589	$763	$—	$(213)	$2,139
Year ended December 31, 2005 allowance for doubtful accounts	1,477	202	—	(90)	1,589
Period from January 9, 2004 to December 31, 2004 allowance for doubtful accounts	355	1,224	—	(102)	1,477

                     Shares

VMware, Inc.

Class A Common Stock

P R O S P E C T U S

                    , 2007

Citi	JPMorgan	Lehman Brothers

Credit Suisse	Merrill Lynch & Co.	Deutsche Bank Securities

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

SEC registration fee	$3,070
NASD fee	$10,500
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer who has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director, officer, employee or agent, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon, in the case of a current director or officer, receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our bylaws will generally provide for mandatory indemnification of directors and officers to the fullest extent permitted by law. We also intend to enter into indemnification agreements with our directors in the form filed as an exhibit to this Registration Statement that will generally provide for mandatory indemnification to the fullest extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities.

Item 15. Recent Sales of Unregistered Securities.

We have not made any unregistered sales of securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits:

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation*

3.2	Form of Amended and Restated Bylaws*

4.1	Form of specimen common stock certificate*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1	Form of Master Transaction Agreement*

10.2	Form of Shared Services Agreement*

10.3	Form of Tax Sharing Agreement*

10.4	Form of Intellectual Property Agreement*

10.5	Form of Employee Benefits Agreement*

10.6	Form of Real Property Lease and Purchase Agreement*

Exhibit Number	Description

10.7	Letter Agreement between the Registrant and Mark Peek+*

10.8	Form of Indemnification Agreement for directors and executive officers+*

10.9	2007 Equity and Incentive Plan+*

10.10	Promissory Note between the Registrant and EMC Corporation

21.1	List of subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page hereto)

+	Management contract or compensatory plan or arrangement.
*	To be filed by amendment.

(B) Financial Statement Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Palo Alto, State of California, on April 26, 2007.

VMWARE, INC.

By:	/S/ DIANE B. GREENE
Name:	Diane B. Greene
Title:	President and Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint David I. Goulden and Paul T. Dacier and each of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DIANE B. GREENE Diane B. Greene	President and Chief Executive Officer (principal executive officer), and Director	April 26, 2007

/S/ THOMAS J. JUREWICZ Thomas J. Jurewicz	Vice President, Finance (principal financial officer)	April 26, 2007

/S/ DIANNE TULEY-BROWN Dianne Tuley-Brown	Controller (principal accounting officer)	April 26, 2007

/S/ JOSEPH M. TUCCI Joseph M. Tucci	Chairman of the Board of Directors	April 26, 2007

/S/ MICHAEL W. BROWN Michael W. Brown	Director	April 26, 2007

/S/ JOHN R. EGAN John R. Egan	Director	April 26, 2007

/S/ DAVID I. GOULDEN David I. Goulden	Director	April 26, 2007

/S/ DAVID N. STROHM David N. Strohm	Director	April 26, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation*

3.2	Form of Amended and Restated Bylaws*

4.1	Form of specimen common stock certificate*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1	Form of Master Transaction Agreement*

10.2	Form of Shared Services Agreement*

10.3	Form of Tax Sharing Agreement*

10.4	Form of Intellectual Property Agreement*

10.5	Form of Employee Benefits Agreement*

10.6	Form of Real Property Lease and Purchase Agreement*

10.7	Letter Agreement between the Registrant and Mark Peek+*

10.8	Form of Indemnification Agreement for directors and executive officers+*

10.9	2007 Equity and Incentive Plan+*

10.10	Promissory Note between the Registrant and EMC Corporation

21.1	List of subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page hereto)

+	Management contract or compensatory plan or arrangement.
*	To be filed by amendment.